UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.

(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
SUMMARY OF FINANCIAL STATEMENTS

Performance Review

Independent Auditor’s Report

Financial Statements

Balance Sheets

Income Statements

Statements of Changes in Stockholders' Equity – Bank

Statements of Changes in Stockholders' Equity - Consolidated

Cash Flows Statements

Statements of Value Added

Notes to the Financial Statements

1.General Information

2.Presentation of Financial Statements

3.Significant Accounting Policies

4.Cash and Cash Equivalents

5.Interbank Investments

6.Securities and Derivatives Financial Instruments

7.Interbank Accounts

8.Loan Portfolio and Allowance for Loan Losses

9.Foreign Exchange Portfolio

10.Securities Trading and Brokerage

11.Deferred Taxes

12.Other Receivables - Other

13.Dependences Information and Foreign Subsidiary

14.Investments in Affiliates and Subsidiaries

15.Fixed Assets

16.Intangibles

17.Funding and Borrowings and Onlendings

18.Tax and Social Security

19.Subordinated Debts

20.Debt Instruments Eligible to Compose Capital

21.Other Payables – Other

22.Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

23.Stockholders’ Equity

24.Operational Ratios

25.Related Parties

26.Income from Services Rendered and Banking Fees

27.Personnel Expenses

28.Other Administrative Expenses

29.Tax Expenses

30.Other Operating Income

31.Other Operating Expenses

32.Non-Operating Income

33.Income Tax and Social Contribution

34.Employee Benefit Plans - Post-Employment Benefits

35.Non-Current Assets Held for Sale

36.Risk Management Structure

37.Corporate Restructuring

38.Subsequent Event

39.Other Information

Executive’s Report of Financial Statements

Executive’s Report of Independent Auditors' Report

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
PERFORMANCE REVIEW

In thousands of Brazilian Real - R$, unless otherwise stated

Dear Stockholders:

We present the Management Report to Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) related to the period ended September 30, 2019, prepared in accordance with accounting practices set by Brazilian Corporate Law, the standards of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and document template provided by the Accounting National Financial System Institutions (Cosif) and the Brazilian Exchange Commission (CVM), that does not conflict with the rules issued by Bacen.

The Interim Condensed Consolidated Financial Statements in accordance with the International Accounting Standards Board (IASB) for the period ended September 30, 2019, will be disclosed simultaneously, on the website www.santander.com.br/ri.

1) Macroeconomic Environment

The Banco Santander considers that many significant events materialized in the third quarter on both the international front, the resumption of the European Central Bank's public and private bond purchase program and the double lowering of the basic interest rate promoted by the US monetary authority and unclear FED interventions in the provision of liquidity to the banking system (REPOs). Abroad, the Bank also witnessed the further rise in the degree of tension in trade relations between China and the United States, the worsening of the impasse over British dealings to complete their process of leaving the European Union and the consummation of a terrorist attack on Saudi oil refining facilities that caused a resurgence in geopolitical tensions between the US and Iranian governments. In Latin America, the wide margin victory won in the Argentine primary elections by the opposition plaque was also an important event in Santander's view.

In the country, together with the continuing progress of discussions on important structural reforms - the reform of the Brazilian social security system that was concluded in the Senate, the Bank saw the government present a stimulus measure to the economy based on the release of resources from the so-called Fund Warranty (FGTS). There was continuing debate about changes in both the tax system, with apparent abandonment of the proposed creation of a transaction tax, as well as the reduction of Brazilian budgetary rigidity.

In the end, in Santander's view, the combined result of so many relevant events turned out to be favorable to asset prices in the third quarter, except for the exchange rate that ended the period higher than that observed at the end of the second quarter - R$4,16/US$ in September versus R$3.85/US$ in June 2019 - in the wake of the major influence of international events. On the other hand, the Bank witnessed the stock market performing well with the Bovespa index having advanced to 104,745.3 points from 100,967.2 points in the same previous comparison - a sign that developments in the domestic environment seem to support an improvement in economic performance ahead.

Santander believes that the reduction in the level of Brazilian credit risk indicated greater confidence regarding the materialization of new structural reforms that could guarantee the sustainability of the Brazilian public debt. While the Bank observed the credit default swap - known as the CDS - for the five-year period ending the second quarter at 150 basis points, this same credit risk measure ended September at 136 basis points - the lowest quarter since the end of 2012. That is, although the Bank recognizes the greater influence of international events on exchange rate dynamics, Santander believes that domestic events could lead to a reversal of the exchange rate devaluation movement and end the year 2019 at the level of $4.00/US$.

In addition, the Bank also considers that the resumption of the process of lowering the basic interest rate promoted by the Central Bank of Brazil in the third quarter is further evidence supporting this view that the country is currently undergoing structural changes that will make it possible to grow again faster and without inflationary pressures. In fact, as economic agents' inflation expectations for the coming years remained anchored to the targets set by the National Monetary Council, the national monetary authority not only reduced the Selic rate target by 6.50% a.a. to 5.50% a.a., as pointed out that there is still room for further reductions - should this very favorable inflationary environment materialize. Given that Santander's projections for the 2019 and 2020 inflation results - 3.4% and 3.5%, respectively - indicate results well below the targets set for these same years - 4.25% and 4, 00%, respectively - the Bank projects that the Selic rate could reach the historical minimum level of 4.50% pa and remain at this level throughout 2020.

Although with significant progress towards approval of the welfare reform, business confidence remained virtually unchanged (0.4%) in the period, while consumer confidence improved from current conditions (+3.4), especially after announcement of FGTS releases. The GDP data that were published in the period - although referring to economic performance in the second quarter - ended up positively surprising by revealing 0.4% seasonally adjusted growth compared to the 0.1% contraction observed in the first quarter. More important than reversing the decline seen in the previous release, the advance seen in the second quarter appears to have consolidated the way for Santander's forecast of 0.8% for 2019 and 1.6% for 2020 to materialize.

2) Performance

2.1) Corporate Net Income

CONSOLIDATED INCOME STATEMENTS (R$ Millions)	9M19	9M18	annual changes%	3Q19	2Q19	quarter changes %
Financial Income	67,552.4	59,664.3	13.2	28,080.4	18,438.2	52.3
Financial Expenses	(44,120.6)	(42,349.5)	4.2	(22,252.9)	(9,037.1)	146.2
Gross Profit From Financial Operations (a)	23,431.8	17,314.8	35.3	5,827.6	9,401.1	-38.0
Other Operating (Expenses) Income (b)	(9,163.2)	(8,600.6)	6.5	(2,938.4)	(3,373.3)	-12.9
Operating Income	14,268.6	8,714.2	63.7	2,889.2	6,027.9	-52.1
Non-Operating Income	(92.5)	33.5	-376.5	18.9	(111.9)	-116.9
Income Before Taxes on Income and Profit Sharing	14,176.0	8,747.7	62.1	2,908.1	5,916.0	-50.8
Income Tax and Social Contribution (a)	(2,077.4)	1,696.0	-222.5	1,259.0	(1,960.3)	-164.2
Profit Sharing	(1,395.2)	(1,352.3)	3.2	(469.9)	(456.8)	2.9
Non-Controlling Interest	(270.6)	(260.7)	3.8	(89.4)	(89.1)	0.3
Consolidated Net Income	10,432.9	8,830.6	18.1	3,607.7	3,409.8	5.8

For a better understanding of the results in BRGAAP, below is the Gross Profit from Financial Operations, disregarding the hedge effect:

ADJUSTED GROSS PROFIT FROM FINANCIAL OPERATIONS (R$ Million)	9M19	9M18	annual changes%	3Q19	2Q19	quarter changes %
Gross Profit From Financial Operations	23,431.8	17,314.8	35.3	6,381.4	9,056.5	-29.5
Income Tax and Social Contribution (hedge)	2,411.7	7,005.0	-65.6	2,779.4	(520.5)	-634.0
Adjusted Gross Profit From Financial Operations	25,843.5	24,319.8	6.3	9,160.8	8,536.0	7.3

INCOME TAX AND SOCIAL CONTRIBUITION (R$ Million)	9M19	9M18	annual changes%	3Q19	2Q19	quarter changes %
Income Tax and Social Contribution	(2,077.4)	1,696.0	-222.5	1,259.0	(4,712.5)	-126.7
Income Tax and Social Contribution (hedge)	(2,411.7)	(7,005.0)	-65.6	(2,779.4)	520.5	-634.0
Adjusted Income Tax and Social Contribution	(4,489.1)	(5,309.0)	-15.4	(1,520.4)	(1,439.8)	5.6

(1)  The variation, after the effects of the hedge, refers mainly to the higher volume of Interest on Own Capital deliberated and the change in the CSLL rate from 20% to 15%.

a) Foreign Exchange Hedge of the Grand Cayman and Luxembourg Branches and the Subsidiary Santander Brasil EFC

Banco Santander operates branches in the Cayman Islands and Luxembourg and the subsidiary Santander Brasil Establecimiento Financiero de Credito, EFC, or “Santander Brasil EFC” which are used, mainly, to raise funds in the capital and financial foreign markets, providing credit lines that are extended to clients for trade-related financings and working capital. To protect the exposures to foreign exchange rate variations, the Bank uses derivatives. According to Brazilian tax rules, the gains or losses resulting from the impact of appreciation or depreciation of the local currency (Real) in foreign investments are nontaxable to PIS/Cofins/IR/CSLL, while gains or losses from derivatives used as hedges are taxable or deductible. The purpose of these derivatives is to protect the after-tax net income.

The different tax treatment of such foreign exchange rate differences results in a volatility on the operational earnings or losses and on the gross revenue tax expense  (PIS/Cofins) and income taxes (IR/CSLL), considering the negative exchange variation of 7% and 2.3% for Dollar and Euro, respectively (2018 - 17% and 15%), as demonstrated below:

FOREIGN EXCHANGE HEDGE OF THE GRAND CAYMAN AND LUXEMBOURG BRANCHS AND THE SUBSIDIARY SANTANDER BRASIL EFC (R$ Million)	9M19	9M18	annual changes%	3Q19	2Q19	quarter changes %
Exchange Variation - Profit From Financial Operations	3,525.9	8,376.2	-57.9	4,080.4	(780.0)	-623.1
Derivative Financial Instruments - Profit From Financial Operations	(5,994.8)	(15,787.6)	-62.0	(6,961.9)	1,363.9	-610.4
Income Tax and Social Contribution	2,411.7	7,005.0	-65.6	2,779.4	(520.5)	-634.0
PIS/Cofins - Tax Expenses	57.2	406.5	-85.9	102.2	(63.4)	-261.2

b) Other Operating (Expenses) Income

Income from Services Rendered and Banking Fees - The highlights are: (a) Current Account Services, up 15.4% over the same period of the previous year, driven by the growth in the active customer base and higher loyalty; (b) Insurance Commissions, up 14.9% over the same period of the previous year, partially benefited by the evolution of the loan portfolio; and (c) Placement of Securities, Custody and Brokerage, an increase of 94.8% over the same period of the previous year, due to the higher activity with capital markets.

Income from Services Rendered and Banking Fees (R$ Millions)	9M19	9M18	annual changes%	3Q19	2Q19	quarter changes %
Asset Management	807.7	757.7	6.6	291.3	265.6	9.7
Checking Account Services	2,855.8	2,474.9	15.4	995.1	951.2	4.6
Lending Operations and Income from Guarantees Provided	1,016.0	1,080.8	-6.0	350.4	341.3	2.7
Lending Operations	603.2	616.2	-2.1	212.3	201.3	5.4
Income Guarantees Provided	412.9	464.6	-11.1	138.2	140.0	-1.3
Insurance Fees	2,285.4	1,989.2	14.9	771.2	775.0	-0.5
Cards (Debit and Credit) and Acquiring Services	4,548.4	4,154.6	9.5	1,462.0	1,477.5	-1.0
Collection	1,133.8	1,119.9	1.2	381.2	377.2	1.1
Brokerage, Custody and Placement of Securities	913.7	469.1	94.8	317.2	362.2	-12.4
Others	460.3	502.8	-8.5	181.9	149.4	21.8
Total	14,021.0	12,549.1	11.7	4,750.2	4,699.4	1.1

General Expenses - Total expenses, which include expenses with personnel, other administrative expenses and expenses with profit sharing, excluding the effects of goodwill amortization, increased by 5.1%, and personnel expenses and profit sharing, increased by 1.2% and other administrative expenses increased by 8.6%. Variations in administrative expenses are mainly due to business growth and the main variations were in data processing expenses, to support the transaction volume of clients and specialized and third-party technical services, mostly directed to the hiring of services of technology in corporate projects.

General Expenses (R$ Millions)	9M19	9M18	annual changes%	3Q19	2Q19	quarter changes %
Personnel Expenses	(7,047.3)	(6,962.7)	1.2	(4,728.3)	(2,312.1)	104.5
Other Administrative Expenses, excluding the effects of goodwill amortization	(8,513.4)	(7,836.7)	8.6	(5,729.9)	(2,901.6)	97.5
General Expenses, excluding the effects of goodwill amortization	(15,560.8)	(14,799.4)	5.1	(10,458.3)	(5,213.7)	100.6

Additionally, the Other Operating (Expenses) Income line is also mainly comprised of Operating Provision Expenses and Credit Card Expenses, mainly represented by credit card transactions and loyalty programs, see Note 31 - Other Operating Expenses.

2.2) Assets and Liabilities

CONSOLIDATED BALANCE SHEETS (R$ Millions)	Sep/19	Dec/18	sep/19 vs. dec/18 changes %
Current and Long-Term Assets	825,938.2	794,664.0	3.9
Permanent Assets	12,794.5	11,155.3	14.7
TOTAL ASSETS	838,732.7	805,819.3	4.1
Current and Long-Term Liabilities	762,963.5	738,178.6	3.4
Deferred Income	277.2	337.0	-17.8
Non-Controlling Interest	1,808.9	2,069.9	-12.6
Stockholders' Equity	73,683.1	65,233.7	13.0
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	838,732.7	805,819.3	4.1

Total assets are mainly represented:

(R$ Millions)	Sep/19	Dec/18	sep/19 vs. dec/18 changes %
Loan Portfolio	331,601.1	305,259.7	8.6
Securities and Derivative Financial Instruments (1)	213,168.5	194,464.7	9.6
Interbank Investments	36,193.2	56,812.2	-36.3
Interbank Accounts	92,671.0	92,442.6	0.2

(1) Given the provisions of Circular Bacen 3,068/2001, Banco Santander has the financial capacity and intention to hold to maturity, securities classified as held-to-maturity, in the amount of R$11,661.4 million on September 30, 2019 (12/31/2018 - R$11,256.3 million).

2.3) Loan Portfolio

MANAGEMENT DISCLOSURE OF LOAN PORTFOLIO BY SEGMENT (R$ Million)	Sep/19	Dec/18	sep/19 vs. dec/18 changes %
Individuals (1)	147,876.4	132,564.9	11.6
Consumer Finance	55,132.7	50,066.4	10.1
Individuals (1)	48,274.2	43,785.4	10.3
Corporate	6,858.5	6,281.0	9.2
Small and Medium-sized Entities	38,667.3	35,770.0	8.1
Large-sized Entity	89,924.7	86,858.4	3.5
Total Loan portfolio (gross)	331,601.1	305,259.7	8.6
Other Operations with Credit Risk	77,085.4	81,476.1	-5.4
Total Extended Portfolio (gross)	408,686.5	386,735.8	5.7
Allowance for Loan Losses (2)	(18,241.1)	(18,789.1)	-2.9
Total Loan portfolio (net)	390,445.4	367,946.7	6.1

(1) Including the loans to individual in the consumer finance segment, the individual portfolio reached R$196,150.6 on September 30, 2019 (12/31/2018 – R$176,350.3).

(2) In addition to the provision for loans, also includes debentures, FIDC, CRI, promissory notes, promissory notes for placement abroad, assets related to acquiring activities and sureties and sureties.

On September 30, 2019, the main highlights were the following segments: (a) Individuals, with an increase of 11.6% compared to December 31, 2018, mainly influenced by the growth of payroll-deductible credit, credit card and real estate credit products; and (b) Consumer Financing, an increase of 10.1% compared to December 31, 2018. The growth of this portfolio is the result of the improvement of innovative solutions that have been implemented over the last months. In addition, the performance is still supported by the + Negócios platform, which operates in the vehicle segment.

Delinquency

The over-90 delinquency ratio reached 3.0% of the total credit portfolio on September 30, 2019, 0.1% above in relation to December 31, 2018 (3.1%). The ratio remains at a controlled level, as a result of the risk management and assertive models of Banco Santander. This performance is the result of the preventive risk management and assertiveness of Banco Santander's models. Both contribute to the indicators remaining at controlled levels.

Allowance for loan losses represents 5.5% of the loan portfolio on September 30, 2019, 6.4% on December 31, 2018.

The allowance for loan losses expenses, net of revenues with recovery of loans previously written off for the period ended on September 30, 2019 is R$ R$8,090.0 million and R$ R$7,817.2 million in 2018, increasing 3.5%.

2.4) Funding by Customers

FUNDING BY CUSTOMERS (R$ Millions)	Sep/19	Dec/18	sep/19 vs. dec/18 changes %
Demand Deposits	22,190.9	18,831.6	17.8
Saving Deposits	47,340.7	46,068.3	2.8
Time Deposits	185,361.3	184,098.3	0.7
Debentures/LCI/LCA/LIG (1)	50,197.8	46,366.1	8.3
Treasury Bills/Structured Operations Certificates	37,667.0	36,889.3	2.1
Total Funding	342,757.7	332,253.6	3.2

(1)  Debentures repurchase agreement, Real Estate Credit Notes (LCI), Agribusiness Credit Notes (LCA) and Guaranteed Real State Credit Notes (LIG).

2.5) Issuance of Debt Instruments Eligible to Compose Capital

On November 5, 2018, the Board of Directors approved the redemption of Level I and Level II Notes issued on January 29, 2014, in the total amount of US $ 2.5 billion. The repurchase was approved by the Central Bank on December 18, 2018.

In conjunction with the approval of the redemption of the previous notes, the Board of Directors approved the issuance of the equity instruments, which was held on November 8, 2018. Such issuance took the form of notes issued abroad, in US dollars, in the amount of US$2.5 billion, for payment in Level I and Level II of Reference Equity. The offering of these Notes was made outside of Brazil and the United States of America, for non-US Persons, based on Regulation S under the Securities Act, and was fully paid in by Santander España, controlling shareholder of Banco Santander Brasil.

On December 18, 2018, the Bank issued an approval for the Notes to comprise Level I and Level II of Banco Santander's Reference Equity as of such date. This approval led to the reclassification of these instruments from the line of Eligible Debt Instruments to Capital for Subordinated Debts.

Details of the balance of Debt Instruments Eligible to Compose Capital referred to the issuance of equity instruments for the composition of Tier I and Tier II of Regulatory Capital due to the Capital Optimization Plan are as follows:

Debt Instruments Eligible to Compose Capital		sepf-19		dec-18
Specific features	Tier I	Tier II	Tier I (1)	Tier II (1)
Issuance	nov/18	nov/18	jan/14	jan/14
Amount (Million)	$1.250	$1.250	$3.000	$3.000
Interest Rate (p.a.) (2)	7,250%	6,125%	7,375%	6,000%
Maturity	No Maturity (Perpetual)	nov/28	No Maturity (Perpetual)	jan/24
Periodicity of Payment	semiannually, as of May 8, 2019	semiannually, as of May 8, 2019	quarterly, as of April 29, 2014	semiannually, as of July 29, 2014

(1)  Notes repurchased in 2019; As authorized by Bacen on December 17, 2018, as of the date of their issuance, Level I and II of PR must be excluded.

(2)  The debts of January 2014 were made by Banco Santander in Brazil, therefore, as Income Tax at source assumed by the issuer, in the form of a corresponding exchange rate, is 8.676% and 7.059% for the instruments Level I and Level II, respectively. The emissions generated from November 2018 were made through the Cayman Agency and, consequently, there is no incidence of Income Tax at Source.

Notes have the following common characteristics:

(a) Unit value of at least US$150 thousand and in integral multiples of US$1 thousand in excess of such minimum value

(b) The Notes may be repurchased or redeemed by Banco Santander after the fifth anniversary as of the date of issue of the Notes, at the sole discretion of the Bank or as a result of changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

2.6) Stockholders’ Equity

On September 30, 2019, Banco Santander consolidated stockholders’ equity presented an increase of 13.0% compared to December 31, 2018.

The variation in the Stockholders' Equity balance between September 30, 2019 and 2018 was, mainly, due to the positive variation of the asset valuation adjustment (securities and derivative financial instruments) in the amount of R$2,036.9 million and the net income for the period in the amount of R$10,432.9 million and reduced, mainly, by the established of Interest on Capital in the amount of R$3 billion and negative R$800 million of the Employee Benefit Plans.

Treasury Shares

In the meeting held on November 1, 2018, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 1, 2017, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 37,753,760 Units, representing 37,753,760 common shares and 37,753,760 preferred shares, or the ADRs, which, on December 31, 2018, corresponded to approximately 1% of the Bank’s share capital. On December 31, 2018, the Bank held 362,227,661 common shares and 390,032,076 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to stockholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans. The term of the Buyback Program is 12 months counted from November 6, 2018, and will expire on November 5, 2019.

	Sep/19	Dec/18
	Quantity	Quantity
	Units	Units
Treasury shares at beginning of the period	13,317	1,773
Shares Acquisitions	5,608	15,816
Payment - Share-based compensation	(3,081)	(4,272)
Treasury shares at end of the period	15,844	13,317
Subtotal - Treasury Shares in thousands of reais	$638,789	$460,550
Emission Costs in thousands of Reais	$2,410	$882
Balance of Treasury Shares in thousands of reais	$641,199	$461,432
Cost/Share price	Units	Units
Minimum cost	$7.55	$7.55
Weighted average cost	$31.71	$28.59
Maximum cost	$49.55	$43.84
Share price	$42.60	$42.70

In the period of nine-months ended September 30, 2019 and 2018, there were highlights of Interest on Capital, as below:

DIVIDENDS AND INTEREST ON CAPITAL (R$ Millions)	Sep/19	Mar/18
Interest on capital	3,000.0	1,200.0
Dividends	0.0	600.0
Total	3,000.0	1,800.0

2.7) Basel Index

Financial institutions are required by Bacen to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their risk activities, higher than the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit risk, market risk and operational risk.

As required by Resolution CMN 4,193/2013, the requirement for PR in 2018 was 11.0%, composed of 8.625% of Reference Equity Minimum plus 1.875% of Capital Conservation Additional. Considering this additional, PR Level I increased to 8.375% and Minimum Principal Capital to 6.875%.

For the base year 2019, the PR requirement remains at 10.5% (since January, 2019), including 8.0% of Minimum of Reference Equity and a further 2.5% of Capital Conservation Additional. The PR Level I reaches 8.5% and the Principal Capital Minimum 7.0%.

The Basel ratio is determined in accordance with the Financial Statements of the Prudential Conglomerate prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen, as shown bellow:

BASEL INDEX %	Sep/19	Dec/18
Tier I Regulatory Capital	71,535.8	61,476.7
Principal Capital	66,181.5	56,581.5
Supplementary Capital	5,354.4	4,895.2
Tier II Regulatory Capital	5,331.3	4,887.2
Regulatory Capital (Tier I and II)	76,867.1	66,363.9
Credit Risk	398,412.1	358,955.6
Market Risk	27,065.5	39,231.8
Operational Risk	47,965.5	42,375.6
Total RWA	473,443.1	440,562.9
Basel I Ratio	15.1	14.0
Basel Principal Capital	14.0	12.8
Basel Regulatory Capital	16.2	15.1

2.8) Main Subsidiaries

The table below presents the balances of total assets, net assets, net income and credit operations for the period ended September 30, 2019 for the main subsidiaries of Banco Santander portfolio:

SUBSIDIARIES (R$ Millions)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio (1)	Ownership/Interest (%)
Aymoré Crédito, Financiamento e Investimento S.A.	45,647.4	2,103.6	622.5	41,831.4	100.00%
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	23,698.4	2,570.8	476.9	0.0	100.00%
Santander Leasing S.A. Arrendamento Mercantil	7,082.2	5,786.4	59.7	2,035.7	99.99%
Banco Bandepe S.A.	10,710.2	5,249.4	212.1	0.0	100.00%
Santander Brasil, Establecimiento Financiero de Credito, S.A.	3,960.5	3,585.7	21.3	743.7	100.00%
Santander Corretora de Seguros, Investimento e Serviços S.A.	3,726.4	2,883.6	321.5	0.0	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	1,046.2	627.4	77.8	0.0	100.00%
Atual Companhia Securitizadora de Créditos Financeiros	1,087.0	1,071.3	31.4	0.0	100.00%
Banco RCI Brasil S.A.	11,624.7	1,267.2	150.2	9,728.4	39.89%

(1) Includes Leasing portfolio and other loans.

Balances reported above are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules issued by Bacen.

3) Other Events

3.1) Post-employment Benefit Plan

On June 30, 2018, there was an increase in the cost contribution established in the Post-Employment Benefit Plan, which is calculated as a percentage of the total monthly compensation of members. The increase in the contribution resulted in a decrease in the past service cost, due to changes in the plan. The changes proposed in the Post-Employment Benefit imply a reduction in the present value of the obligations of the defined benefit plan, which is supported by actuarial valuations.

3.2) Recoverable Value Assessment

In the first half of 2018, Banco Santander recognized impairment losses in the amount of R$341 million on intangible assets in the acquisition and development of systems. The loss was recorded based on the performance of technical analysis, which demonstrated a significant reduction in expected future economic benefits on these assets, without material effects as of June 30, 2019.

3.3) Opening of the branch in Luxembourg

On June 9, 2017, Banco Santander obtained authorization from the Central Bank to set up an agency in Luxembourg with a capital of US$1 billion, with the objective of complementing the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offer financial products and services through an offshore entity that is not established in a jurisdiction with favored taxation and that allows for the increase of funding capacity. The opening of the agency was authorized by the Luxembourg Minister of Finance on March 5, 2018. On April 3, 2018, after the reduction of the capital of the Cayman agency in the equivalent amount, the value of US$1 billion was allocated to capital of the Luxembourg branch.

3.4) Corporate Restructuring

Several social movements were implemented in order to reorganize the operations and activities of entities according to the business plan of the Conglomerate Santander.

a) Acquisition of Summer Empreendimentos Ltda.

On May 14, 2019, Banco Santander and its wholly owned subsidiary Santander Holding Imobiliária S.A. (“SHI”) executed a binding agreement with the partners of Summer Empreendimentos Ltda (“Summer”). defining the negotiation terms for the purchase and sale of shares fully representing the capital of Summer. The acquisition was approved by BACEN on September 16, 2019 and closed on September 20, 2019, as a consequence SHI has become the holder of  99.999% and Banco Santander 0.001% of the shares representing the capital stock of Summer.

b) Put option of equity interest in Banco Olé Bonsucesso Consignado S.A.

On March 14, 2019, the minority shareholder of Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) formalized its interest to exercise the put option right provided in the Investment Agreement, executed on July 30, 2014, to sell its 40% equity interest in the capital stock of Olé Consignado to Aymoré CFI. The closing of the transaction is conditioned to implementation of the proceedings set forth in the Investment Agreement.

c) Acquisition of residual equity interest in Getnet S.A.

On December 19, 2018, Banco Santander and the Minority shareholders of Getnet S.A. executed an amendment to the Shares’ Sale and Purchase Agreement and Other Covenants of Getnet S.A., in which Banco Santander commits to acquire all of the Minority shareholders’ shares, corresponding to 11.5% of Getnet S.A. capital stock, per the amount of R$1,431,000.

The acquisition was approved by Bacen on February 18, 2019 and closed on February 25, 2019, as a consequence Santander Brasil has become the holder of 100% of the shares representatives of the capital stock of Getnet S.A.

d) Formation of Esfera Fidelidade S.A.

On August 14, 2018, Esfera Fidelidade was incorporated, with equity fully owned by Banco Santander. Esfera Fidelidade act in the development and management of customer loyalty programs. On November 26, 2018, Esfera Fidelidade had its capital stock increased in the amount of R$10,000, amounting the full share capital of R$10,000, divided into 10,001,000 (ten million and one thousand) nominative common shares without par value, entirely held by Banco Santander. The company started its operation in November 2018.

e) Investment in Loop Gestão de Pátios S.A.

On June 26, 2018, Webmotors S.A., company with 70% interest indirectly owned by Banco Santander, signed an investment agreement with Allpark Empreendimentos, Participações e Serviços S.A. and Celta LA Participações S.A., in order to acquire an equity interest corresponding to 51% of the capital stock of Loop Gestão de Pátios S.A., through capital increase and issuance of new shares of Loop to be fully subscribed and paid-in by Webmotors. Loop operates in the segment of commercialization and physical and virtual auction of motor vehicles. On September 25, 2018, the transaction was completed with increase of the capital stock, in the amount of R$23,900, through issuance of shares representing 51% of equity interest in Loop, which were fully subscribed and paid-in by Webmotors.

f) Formation of BEN Benefícios e Serviços S.A.

On June 11, 2018, BEN Benefícios, with equity fully owned by Banco Santander, was incorporated, to act in the supply and administration of meal, food, transportation, cultural and similar vouchers, via printed or electronic and magnetic cards.

In the EGM held on August 1, 2018, BEN Benefícios had its capital increased in R$ 45,000, passing the capital stock to the amount of R$ 45,001, divided into 45,001,000 (forty-five million and one hundred thousand) registered common shares without par value, fully owned by Banco Santander.

In the EGM held on March 27, 2019, Santander Brasil approved the capital increase in the amount of R$44,999, totalizing R$90,000 of capital stock distributed into 90,000,000 (ninety million) common shares without par value, fully held by Santander Brasil.

BEN Benefícios started its activities in the first quarter of 2019.

g) Formation of Santander Auto S.A.

On December 20, 2017, Banco Santander and HDI Seguros S.A. (HDI Seguros), executed documents to form a partnership for the issuance, offering and sale of auto insurance, in a 100% digital way, through creation of a new insurance company - Santander Auto, to be held 50% by Sancap, a company controlled by Banco Santander, and 50% by HDI Seguros. On February 2, 2018 the partnership was approved by the Administrative Council of Economic Defense (Conselho Administrativo de Defesa Econômica – CADE), on April, 30, 2018, was approved by the Brazilian Central Bank and, on May, 15, 2018, SUSEP's prior approval was obtained. On October 9, 2018, through transformation of the corporate vehicle L.G.J.S.P.E. Investments and Participations S.A., Sancap and HDI Seguros formed Santander Auto S.A., with capital of R$15,000. On January 9, 2019, Susep granted to Santander Auto the authorization to operate insurance throughout national territory. At the EGM held on July 30, 2019, the shareholders of Santander Auto SA approved the capital increase in the amount of R$ 14,000,000, summing the total value of R$ 29,000,000 distributed into 28,801,262 common shares without par value, held in the proportion of 50% by Sancap and 50% by HDI Seguros. Santander Auto started its operations on August 2019.

h) Formation of Gestora de Inteligência de Crédito S.A.

On April 14, 2017, the definitive documents necessary for the creation of a new credit bureau, Gestora de Inteligência de Crédito, were signed by the stockholders, whose control will be shared among the stockholders who will hold 20% of the its share capital each. In the EGM held on October 5, 2017, the capital increase of Gestora de Crédito was approved in the total amount of R$285,205, so that the capital stock increased from R$65,823 to R$351,028. The Company will develop a database with the objective of aggregating, reconciling and processing registration and credit information of individuals and legal entities, in accordance with the applicable standards, providing a significant improvement in the processes of granting, pricing and directing credit lines. The Company began operations in 2019 on a partial basis (negative and positive), and the Bank estimates that it will be fully operational by the end of 2019.

i) Formation of Banco Hyundai Capital Brasil S.A.

On April 28, 2016, Aymoré CFI and Banco Santander executed with Hyundai Capital Services, Inc. (Hyundai Capital) the necessary documents for the formation of Banco Hyundai and an insurance brokerage company with the purpose to provide, respectively, auto finance and financial and insurance brokerage services to clients and dealers of Hyundai in Brazil.

i.i) Banco Hyundai Capital Brasil S.A

On April 11, 2018, the parties incorporated, with an equity interest of 50% held by Aymoré CFI and 50% held by Hyundai Capital, a non-operational entity named BHJV Assessoria e Consultoria em Gestão Empresarial Ltda. On May 8, 2018, Aymoré CFI and Hyundai Capital took resolution on the conversion of BHJV Assessoria into the non-operational joint-stock corporation named Banco Hyundai Capital Brasil S.A., as well as the capital stock increase in R$99,995, passing to the amount of R$100,000, divided into 100,000,000 (one hundred million) nominative common shares without par value. On December 13, 2018, the incorporation procedure of Banco Hyundai Capital Brasil S.A. was concluded.

In the EGM held on February 19, 2019, the shareholders of Banco Hyundai approved the capital increase in the amount of R$200,000, summing the total value of R$300,000 distributed into 300,000,000 (three hundred million) common shares without par value, held in the proportion of 50% by Aymoré CFI and 50% by Hyundai Capital.

On February 21, 2019, the authorization to operate  granted by Bacen for the functioning of Banco Hyundai was published in the Federal Official Gazette. Banco Hyundai began operations in April 2019.

i.ii) Hyundai Corretora de Seguros Ltda

On May 13, 2019, BACEN authorized Banco Santander to hold an indirect interest in a company to be incorporated under the name Hyundai Corretora de Seguros Ltda. (Hyundai Corretora). Hyundai Corretora was incorporated on July 22, 2019. In the First Amendment to the AOA held on August 15, 2019, the quotaholders of Hyundai Corretora decided to pay-in all of the two million (2,000,000) quotas representing the Company’s capital stock. On September 10, 2019 the company got the  registration of the company as insurance brokerage with SUSEP and estimates that it will be fully operational by the end of 2019.

j) Creation of PI Distribuidora de Títulos e Valores Mobiliários S.A.

On May 3, 2018, Santander Finance Arrendamento Mercantil S.A., an indirectly controlled subsidiary of Banco Santander, was converted into a distribution company of bonds and securities and had its corporate name changed to SI Distribuidora de Títulos e Valores Mobiliários S.A. The conversion process of approved by Bacen on November 21, 2018. On December 17, 2018, SI Distribuidora de Títulos e Valores Mobiliários S.A. had its corporate name changed to PI Distribuidora de Títulos e Valores Mobiliários S.A., being the corporate name change process approved by Bacen on January 22, 2019. The company started its operations on March 14, 2019.

3.5) Subsequent Event

On July 22, 2019, was legally incorporated the limited liability company Hyundai Corretora de Seguros Ltda. (Hyundai Insurance Brokerage). Hyundai Insurance Brokerage has a capital stock in the amount of R$2,000 divided into 2,000,000 (two million) quotas, with individual par value of R$1.00, fully subscribed and pending of payment, divided between its quotaholders Santander Corretora de Seguros, Investimentos e Serviços S.A. and Hyundai Capital Services, Inc. in the proportion of 50% to each.

4) Strategy

Banco Santander Brasil is the only international bank with scale in the country. The Bank is convinced that the best way to grow in a profitable, recurring and sustainable manner is by providing excellent services to enhance customer satisfaction levels and attract more customers, making them more loyal. The actions are based on establishing close and long-lasting relationships with customers, suppliers and shareholders. To accomplish that goal, the purpose is to help people and businesses prosper by being a Simple, Personal and Fair Bank, guided by the following strategic priorities:

•  Increase customer preference and loyalty by offering targeted, simple, digital, innovative and high value-added products and services through a multi-channel platform;

•  Generate results in a sustainable and profitable manner, with greater revenue diversification, aiming to strike a balance between loans, funding and services, while maintaining a preemptive risk management approach and rigorous cost control;

•  Be disciplined with capital and liquidity to preserve the solidity, face regulatory changes and seize growth opportunities; and

•  Achieve profitable market share gains through the robust portfolio, optimize the ecosystem and launch new ventures, consistently improving the customer experience.

This quarter the Banco Santander helds the very 1st Investor Day, in which the Banco Santander reinforced the sustainable growth strategy based on enhancing the customers’ satisfaction and experience, allied to the relentless quest for operational excellence. Banco Santander continued to gain market share in a profitable manner in loans. As consequence, the Bank were able to maintain an outstanding level of profitability through recurring earnings generation. These factors, coupled with the solid capital base and engagement of the employees, further strengthen the sustainability of the business. Banco Santander highlights the following achievements.

Banco Santander ranked 1st in the banking industry on Fortune magazine’s list of World-Changing Companies and For the 4th consecutive year, the Bank were named among the Best Companies to Work For.

Retail

•  Cards: Banco Santander made progress with Way, a strategic payment platform for the customers, which already boasts more than 7 million active users. This quarter the Bank introduced new features in the app, enabling instant P2P transfers, bill splitting between contacts and QR code payments on Getnet POS machines. In the credit plan (“crediário”) for card customers, the Bank lowered the interest rate, which should accelerate this product’s growth in the months ahead. The loan portfolio market share came to 13.0%¹ (+0.1 p.p. YoY), while total turnover grew 16% YoY in 3Q19.

•  Payroll Loans: the market share in the loan portfolio reached 10.9%¹ (+1.1 p.p. YoY). Digital channels continued to support sales growth, as the number of agreements generated via these channels increased by 48% YoY. This product plays a strategic role in the personal financial management of the customers.

•  Real Estate: the Bank have one of the most competitive offers in the market, which, combined with the digital real estate loans, has contributed to boost origination. The market share in origination for Individuals advanced to 13.5%¹, representing a 4.6 p.p. rise YoY.

Agribusiness

It remains one of our expansion fronts towards Brazil’s countryside, aimed at reaching strategic regions where the Bank has no presence yet. At the end of September 2019, we totaled 30 Agri stores. In addition to that, this quarter Banco Santander launched a credit line dedicated to rural producers, Multiagro Financing, for the purchase of agricultural machinery and equipment at competitive rates and quick release of funds. The market share in the issuance of agribusiness credit notes (“LCA”) was 8.6%¹.

Getnet

Banco Santander pioneered the launch of portability, a solution that allows Individuals and microentrepreneurs who own competitors’ POS machines (equipped with bluetooth) to take advantage of Getnet’s offering without having to purchase a new device. Moreover, the Bank maintained the single MDR fee for debit and one-installment credit card transactions, enhancing transparency for the customers. Banco Santander also announced Superget mobile, a POS that connects to the smartphone and includes a free app that helps customers manage their sales. As a result, the Bank was a top market performer² in active base growth during the period. The market share came to 10.8%³ while total revenues in 9M19 climbed 10.3% compared to the same period of last year.

SME

This year Banco Santander positioned ourselves to reach out to individual microentrepreneurs (“MEI”) by creating a specific segment and offering solutions tailored to their needs. The Bank sees opportunities to grow the customer base and create synergies with other products, such as Superget and Superdigital, among others. In parallel, Banco Santander consolidated a new customer service model, Santander DUO, which concentrates Individual and Business accounts under a single manager, charging a single fee. With that, the loan portfolio market share expanded to 8.6%¹ (+0.5 p.p. YoY).

Strengthening leading businesses

Consumer Finance: the Bank maintained the leadership in this market, with a share of 25.1%4 in Individuals. This evolution is underpinned by innovative offerings, partnerships and the quality of the commercial service.

Webmotors: Banco Santander continued to make upgrades to the Cockpit tool, which enables the Bank to leverage the Webmotors, Consumer Finance and Bank offerings. This quarter, introduced pilot products that optimize customer inventory turnover. Furthermore, under the scope of this pilot project, started selling vehicles at LOOP and have already done some deals.

Santander Corporate & Investment Banking (SCIB)

Banco Santander is leadership in:

Financial advisory for financing and concession auctions and finance structuring, according to ANBIMA5.

Project Finance Advisory (MLA) in the Americas and Latam, according to Dealogic5.

The FX market, according to the Brazilian Central Bank6.

New ventures

Ben, Banco Santander’s company operating in the benefits industry, continued to make advances in partnering with merchants, achieving the milestone of 200,000 commercial establishments. Additionally, the Bank underscore the volume of active cards, which exceeded 85,000 this quarter.

Pi, Banco Santander’s digital investment platform, continues to grow its product portfolio and currently offers around 198 fixed-income products and 213 investment funds. Moreover, this quarter the Bank started distributing government bonds.

Customer loyalty

The Banco Santander’s initiatives are already reflecting in improved customer experience and satisfaction. The Net Promoter Score (“NPS”) indicator remains at high levels, 58 points in the quarter, meaning an increase of 3 points in twelve months.

The customer base continues to increase at a solid pace, highlighted by 52 consecutive months of growth and expanding across all categories, as shown below.

Sustainability

Prospera Microcredit is an important tool for capturing the potential offered by this market niche. Thanks to trained agents, clear communication and specialized stores, the loan portfolio reached R$1,084 million at the end of September 2019, growing 95% in twelve months, which kept in the leadership among private banks. In one year, the Bank has nearly double the number of customers in this segment to 461.7 thousand. On top of that, the program contributes to promote financial inclusion in the country.

In the Higher Education segment, one of the key sources for new customer acquisition, the Bank has a financial offer alongside a non-financial offer based on training, employment and entrepreneurship. Also, Banco Santander has awarded more than 15,800 scholarships in the country since 2015. At the end of October 2019, the Bank will hold another edition of “Preparadão Universia”, reinforcing the position in this field.

. ³ Source: ABECS - Acquirer Monitor, as of 2Q19, new criterion. 4 Source: Brazilian Central Bank, as of September/19. Market share in vehicles considering mber of 2019. only individuals. 5Dealogic, as of 2018 and Financial Advisory - leadership since 2008, ANBIMA 2018. 6 Cumulative figures from January to Septe¹ Source: Brazilian Central Bank, as of September/19. ² Considering companies that disclose operating information

5) Rating Agencies

Banco Santander is rated by international ratings agencies and the ratings assigned reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Bank is inserted, having the long-term foreign currency rating limited to the sovereign rating. The table below presents the ratings assigned by the rating agencies Standard & Poor's and Moody's:

1)    Last updated May 31, 2019.

2)    Last updated August 14, 2019.

6) Corporate Governance

The Board of Directors of Banco Santander has met and resolved:

On October 29, 2019, approve Banco Santander's Individual and Consolidated Financial Statements, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen and Banco Santander's Condensed Consolidated Interim Financial Statements, prepared in accordance with International Financial Reporting Standards (IFRS), both for the period ended September 30, 2019.

On September 23, 2019, to acknowledge the resignation of Mr. Rodrigo Cury to the position of Director without specific designation.

On August 28, 2019, approve the reelection of Mrs. Monique Silvano Arantes Bernardes for the position of Ombudsman.

On August 23, 2019, to acknowledge the resignation of Mr. Alexandre Grossmann Zancani as Director without specific designation.

On August 6, 2019, approve the dismissal of Mr. Nilton Sérgio Silveira Carvalho to the position of Director without specific designation, as well as approve the election of Mrs. Marilia Artimonte Rocca to the position of Coordinator of the Sustainability Committee.

On July 22, 2019, to approve the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen and the Interim Condensed Consolidated Financial Statements of Banco Santander, prepared in accordance with the International Financial Reporting Standards (IFRS), respect to the period ended June 30, 2019.

On July 17, 2019, to acknowledge the resignation of Mr. Leopoldo Martinez Cruz as Director without specific designation.

On July 2, 2019, approve the election of the following member to the Executive Board, as Director without specific designation: Mrs. Ana Paula Vitali Janes Vescovi.

On June 28, 2019, to approve the proposal for declaration and payment of interest on equity, in the gross amount of R$1 billion, for payment as of July 31, 2019, without any indexation.

On May 3, 2019, elect the members of the Audit Committee, for a one-year term, which shall extend until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2020 Ordinary Shareholders Meeting, the members of the Risk and Compliance Committee, the Sustainability Committee, the Nominating and Governance Committee and the Remuneration Committee for a new term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2021 Ordinary Shareholders Meeting.

On May 3, 2019, know the resignation of Mr. Marcelo Malanga, Officer without specific designation of Banco Santander; and to elect the members of the Executive Board of Banco Santander for a new term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2021 Ordinary Shareholders Meeting.

On April 30, 2019, approve the Annual Internal Audit Report for the year 2018 in compliance with Resolution 4588 of the Bacen.

On April 30, 2019, to approve the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen and the Interim Condensed Consolidated Financial Statements of Banco Santander, prepared in accordance with the International Financial Reporting Standards (IFRS), respect to the period ended March 31, 2019.

On March 27, 2019, to approve the proposal for declaration and payment of interest on equity, in the gross amount of R$1 billion, for payment as of April 29, 2019, without any indexation.

On March 27, 2019, to acknowledge the resignation of Mr. Fernando Carvalho Botelho de Miranda to the position of Officer without specific designation, as well as to approve the appointment of the following member to be part of the Board of Officers, as Officers without specific designation: Mr. Daniel Fantoni Assa; Mrs. Elita Vechin Pastorelo Ariaz; Mr. Franco Luigi Fasoli; Mr. Jran Paulo Kambourakis and Mr. Roberto Alexandre Borges Fischetti.

On March 20, 2019, to approve the 20-F Form of Banco Santander referred to the fiscal year ended December 31, 2018.

On February 25, 2019, to approve the Consolidated Financial Statements of Banco Santander referred to the fiscal year ended December 31, 2018, prepared in accordance with the International Financial Reporting Standards (IFRS).

On January 29, 2019, to approve the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen, respect to the fiscal year ended December 31, 2018.

7) Risk Management

On February 23, 2017, Bacen published CMN Resolution n° 4,557, which provides for the risk and capital management structure (GIRC) and entered into force 180 days from the date of its publication. The resolution highlights the need to implement an integrated risk and capital management framework, definition of integrated stress testing program and Risk Appetite Statement (RAS), constitution of Risk Committee and appointment of director for management and director of capital. Banco Santander is continuously and progressively developing necessary actions aiming at adherence to the resolution. We haven´t identified relevant impacts resulting from this standard up to the date of publication of this note.

For further information, see explanatory note nº 35 of this publication.

Structure of Capital Management

Banco Santander’s structure of capital management has a robust governance framework that supports the process related to this theme and establishes the attributions of each teams involved. Furthermore, there is a clear definition that should be adopted to effective capital management. More details can be consult in “Structure Capital and Risk Management”, available on Investor Relations website.

Internal Audit

Internal Audit reports directly to the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit is a permanent function, independent of any other functions or units, whose objective is to provide the Management Body and the senior management with independent assurance on the quality and effectiveness of internal control, risk management (current or emerging) and governance processes and systems, thereby helping to protect the company’s value, solvency and reputation. The Internal Audit has quality certificate issued by the Institute of Internal Auditors (IIA).

In order to perform its duties and reduce coverage risks inherent to Banco Santander's activities, the Internal Audit area has internally developed tools that are updated when necessary. These include the risk matrix, used as a planning tool, prioritizing each unit’s risk level, considering, among others, its inherent risks, the last audit rating, level of compliance with recommendations and their size.  The work programs, which describe the audit tests to be performed, are reviewed periodically.

The Audit Committee and the Board of Directors favorably reviewed and approved the work plan of the Internal Audit for the year 2019

In the period of nine-months ended on September 30, 2019, internal control procedures and controls on the information systems of the selected units were evaluated according to the work plan for the year, considering the effectiveness of the design and its operation. The Internal Audit informed the Audit Committee and the Board of Directors about the conclusions of the works done during that period, according to its annual plan.

8) People

The people are an essential element in the Organization. After all, it is they who think, project, develop, interact and build what the Banco Santander wants to be. This is why we invest in each of the 49.482 employees here in Brazil.

For the development of these people, the Corporate Academy - Academia Santander, works for a strong, transversal culture, allowing everyone, online and in person, to improve what they already know and explore new possibilities.

The Banco Santander supports leaders and managers so they are close and available. This action is based on three pillars: Feedback, Open Chat and Personalized Recognition, making alignment among all through recurrent and frank conversations, career guidance and special moments to reward team growth.

The Banco Santander values a diverse environment, where each competence and each difference is valued. Example is the Affinity Group, created to promote diversity and inclusion of all based on 5 pillars: Women's Leadership; Racial Equity; Disabled people; Diversity of Formations, Experiences and Generations and the LGBT + pillar. Another good example is our Talent Show, which this year reaches its 2nd edition. In it, we open space to know the most different performances and to explore the universe of abilities that exist here, allowing interaction and fraternization between the colleagues.

The result of all these actions is the high rate of engagement, as evidenced by two surveys that we conducted annually and which brought us excellent indicators. One of them points out that at least 91% of employees say they want to stay here for a long time. The Banco Santander believes that this satisfaction reflects positively on the interactions with the Clients, generating greater linkage, sustainable growth and investments in the Company, which leads the Banco Snatnder to be the best bank for all stakeholders.

9) Sustainable Development

Santander Brasil's Sustainability strategy is based on three pillars: (i) efficient and strategic use of Natural Capital; (ii) Potential Development; and (iii) Resilient and Inclusive Economy. The Bank's vision of the future, through these pillars, is to support Brazilian society in its transformation to Brazil of the 21st Century, maintaining excellence and responsibility in internal management, with ethical values as the basis and technology at the service of people and Business.

Banco Santander remained for the 9th consecutive year in the B³ (ISE) Business Sustainability Index portfolio and in 2019 was recognized by the Diversity EXAME Guide as the company of the year and the financial institution with the best practices of inclusion and diversity of the national market. Still in 2019, it received an AA rating (on an AAA-CCC scale) in the MSCI ESG Ratings assessment and 1st in the banking industry on Fortune magazine’s list of World-Changing Companies.

Until the third quarter, Banco Santander promoted about R$13 billion in Socio-environmental Business, considering the lines of renewable energy, sustainable agribusiness, Prospera Santander Microcredit, Student Financing (undergraduate medicine), Project Finance (renewable energies), other socio-environmental businesses and the participation in structuring and advisory of Green Bonds.

In relation to social impact, through Santander Universities, Santander awarded more than 1,600 scholarships in 2019.

The Friend of Value Program allows Banco Santander, as well as employees and customers, to direct part of the income tax directly to the Child and Adolescent Rights Funds. In 2018, this program raised funds totaling more than R$13 million.

Additionally, for six weeks, some agencies were opened on the weekends to offer free financial guidance to the population.

The Bank assumed the goal of consuming renewable energy in 100% of its operations by the year 2025. The commitment will reach the service units throughout the country by the end of 2021 and all administrative buildings and data processing center until 2025.

Also launched was the Plastic Free project whose initial objective is to reduce the consumption of quick-use plastic (cups and bottles) in our administrative buildings and by 2020 to impact all agencies.

10) Independent Audit

Banco Santander's policy of including its subsidiaries in contracting services not related to the external audit of its independent auditors is based on Brazilian and international auditing standards that preserve the auditor's independence. This reasoning provides as follows: (i) the auditor should not audit his own work, (ii) the auditor should not perform managerial duties on his client, (iii) the auditor should not promote the interests of his client, and (iv) need for approval of any services by the Bank's Audit Committee.

In compliance with the Instruction of the Securities Commission 381/2003, Banco Santander informs that in the period ended September 30, 2019, PricewaterhouseCoopers did not provide services not related to the independent audit of the Financial Statements of Banco Santander and subsidiaries above 5% of total fees related to independent auditing services.

In addition, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls to ensure its independence, which include an evaluation of the work performed, covering any service that is not independent of the Financial Statements of Banco Santander and its subsidiaries. This evaluation is based on the applicable regulations and accepted principles that preserve the independence of the auditor. The acceptance and provision of professional services not related to the external audit in the period ended September 30, 2019 did not affect the independence and objectivity in conducting the external audits carried out in Banco Santander and other entities of the Group, since the above principles were observed.

The Board of Directors

The Executive

(Authorized at the Meeting of the Board of October 29, 2019).

Banco Santander (Brasil) S.A.

Report on review of parent company
and consolidated interim financial statements

To the Board of Directors and Stockholders

Banco Santander (Brasil) S.A.

Introduction

We have reviewed the balance sheets of Banco Santander (Brasil) S.A. ("Bank") as at September 30, 2019, and the related income statements for the quarter and nine-month period then ended, and the statements of changes in stockholders’ equity and cash flows statements for the nine-month period then ended, as well as the consolidated balance sheets of Banco Santander (Brasil) S.A. and its subsidiaries ("Consolidated") as at September 30, 2019, and the related consolidated income statements for the quarter and nine-month period then ended, and the statements of changes in stockholders’ equity and cash flows statements for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these parent company and consolidated interim financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial statements referred to above do not present fairly, in all material respects, the financial position of Banco Santander (Brasil) S.A., and Banco Santander (Brasil) S.A. and its subsidiaries as at September 30, 2019, their financial performance for the quarter and nine-month period then ended and its cash flows for the nine-month period then ended, as well as their consolidated financial performance for the quarter and nine-month period then ended and its cash flows for the nine-month period then

14

Banco Santander (Brasil) S.A.

ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

Other Matters

Statements of value added

The interim financial statements referred to above include the parent company and consolidated statements of value added for the nine-month period ended September 30, 2019, prepared under the responsibility of the Bank's management and presented as supplementary information for purposes of the Brazilian Central Bank. These statements have been subjected to review procedures performed together with the review of the interim financial statements for the purpose of concluding whether they are reconciled with the interim financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and consistent with the parent company and consolidated interim financial statements taken as a whole.

São Paulo, October 29, 2019

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Edison Arisa Pereira

Accountant CRC 1SP127241/O-0

15

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
BALANCE SHEETS
In thousands of Brazilian Real - R$, unless otherwise stated.

		Bank		Consolidated
	Notes	09/30/2019	12/31/2018	09/30/2019	12/31/2018

Current Assets		499,605,716	495,071,546	523,970,978	523,287,889
Cash	4	9,914,117	11,358,459	10,306,910	11,629,112
Interbank Investments	5	69,352,774	86,464,685	35,628,889	56,375,289
Money Market Investments		27,140,739	45,325,687	27,140,739	44,825,827
Interbank Deposits		37,273,641	33,270,931	3,548,491	3,680,810
Foreign Currency Investments		4,938,394	7,868,067	4,939,659	7,868,652
Securities and Derivative Financial Instruments	6	86,751,889	77,244,185	98,280,272	90,103,130
Own Portfolio		44,383,794	36,212,955	52,962,068	41,916,648
Subject to Repurchase Commitments		33,699,046	36,382,807	28,492,320	32,252,210
Derivative Financial Instruments		3,931,534	4,109,455	9,154,962	12,206,228
Deposited in the Central Bank		13,704	5,071	13,704	103,604
Privatization Currencies		481	667	481	667
Pledged in Guarantees		1,170,469	533,230	4,103,876	3,623,773
Securities Obtained from Commitments with Free Mover		3,552,861	-	3,552,861	-
Interbank Accounts	7	83,269,385	79,563,879	92,386,817	92,161,239
Payments and Receipts Pending Settlement		12,455,559	9,902,862	21,073,990	22,036,377
Restricted Deposits:		70,782,756	69,625,970	71,291,413	70,103,002
Central Bank Deposits		70,781,604	69,625,795	71,290,261	70,102,827
National Housing System (SFH)		1,152	175	1,152	175
Interbank Transfers		9,656	13,187	-	-
Correspondents		21,414	21,860	21,414	21,860
Lending Operations	8	80,521,873	74,689,851	109,146,102	100,432,401
Public Sector		1,426	162	1,426	162
Private Sector		83,450,865	78,890,129	113,283,153	105,386,559
Lending Operations Assignment		-	-	-	17,912
(Allowance for Loan Losses)	8.f	(2,930,418)	(4,200,440)	(4,138,477)	(4,972,232)
Leasing Operations	8	-	-	1,331,359	1,215,740
Private Sector		-	-	1,349,058	1,239,421
(Allowance for Lease Losses)	8.f	-	-	(17,699)	(23,681)
Other Receivables		168,177,201	164,105,338	174,814,739	169,226,857
Credits for Avals and Sureties Honored		30,720	57,723	312,076	57,723
Foreign Exchange Portfolio	9	110,051,140	105,683,300	110,051,140	105,683,300
Income Receivable		1,878,019	2,112,919	1,915,519	1,927,635
Trading Account	10	2,108,936	1,628,363	3,052,419	1,910,791
Deferred Taxes	11	7,186,699	7,502,420	8,212,647	8,372,900
Others	12	47,317,886	47,846,548	51,778,523	52,068,793
(Allowance for Other Receivables Losses)	8.f	(396,199)	(725,935)	(507,585)	(794,285)
Other Assets		1,618,477	1,645,149	2,075,890	2,144,121
Other Assets		1,303,441	1,235,921	1,692,568	1,601,986
(Allowance for Valuation)		(150,548)	(161,942)	(310,290)	(217,497)
Prepaid Expenses		465,584	571,170	693,612	759,632

			Bank		Consolidated
	Notes	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Long-Term Assets		283,940,376	253,043,465	301,967,255	271,376,071
Interbank Investments	5	31,386,978	28,031,980	564,266	436,942
Interbank Deposits		31,386,978	28,031,980	564,266	436,942
Securities and Derivative Financial Instruments	6	109,613,589	98,229,938	114,888,236	104,361,551
Own Portfolio		26,432,064	22,599,399	27,713,503	26,253,702
Subject to Repurchase Commitments		64,454,069	53,815,465	64,335,791	53,601,206
Derivative Financial Instruments		8,627,442	5,782,175	8,657,192	5,820,767
Deposited with the Central Bank		1,964,775	1,444,136	1,964,775	1,444,136
Privatization Currencies		484	779	484	779
Pledged in Guarantees		8,134,755	12,511,388	12,216,491	15,164,365
Securities Obtained from Commitments with Free Mover		-	2,076,596	-	2,076,596
Interbank Accounts	7	284,206	281,332	284,206	281,332
Restricted Deposits:		284,206	281,332	284,206	281,332
National Housing System (SFH)		284,206	281,332	284,206	281,332
Lending Operations	8	106,205,590	94,654,519	142,016,875	127,327,245
Public Sector		966,781	583,968	966,781	583,968
Private Sector		117,265,237	105,266,028	154,298,313	138,961,203
Lending Operations Related to Assignment		-	-	-	4,880
(Allowance for Loan Losses)	8.f	(12,026,428)	(11,195,477)	(13,248,219)	(12,222,806)
Leasing Operations	8	-	-	1,428,580	1,287,060
Public Sector		-	-	254	156
Private Sector		-	-	1,473,740	1,333,502
(Allowance for Lease Losses)	8.f	-	-	(45,414)	(46,598)
Other Receivables		36,099,006	31,426,963	42,287,623	37,146,216
Receivables for Guarantees Honored		176,507	486,323	176,507	486,323
Foreign Exchange Portfolio	9	866,567	1,690,088	866,567	1,690,088
Income Receivable		147,518	146,813	147,518	146,813
Deferred Taxes	11	16,933,398	16,945,139	19,599,095	19,291,180
Others	12	18,144,318	12,770,902	21,781,667	16,261,333
(Allowance for Other Receivables Losses)	8.f	(169,302)	(612,302)	(283,731)	(729,521)
Other Assets		351,007	418,733	497,469	535,725
Temporary Assets		1,622	1,622	46,875	1,631
(Allowance for Losses)		(1,622)	(1,622)	(1,630)	(1,631)
Prepaid Expenses		351,007	418,733	452,224	535,725

Permanent Assets		35,867,630	30,896,503	12,794,485	11,155,329
Investments		26,066,375	21,491,544	366,214	337,589
Investments in Affiliates and Subsidiaries:	14	26,045,608	21,470,777	345,436	316,752
Domestic		22,459,880	17,939,824	345,436	316,752
Foreign		3,585,728	3,530,953	-	-
Other Investments		45,064	45,064	50,286	50,717
(Allowance for Losses)		(24,297)	(24,297)	(29,508)	(29,880)
Fixed Assets	15	6,047,499	5,825,407	6,928,229	6,498,492
Real Estate in Use		2,466,848	2,470,204	2,752,726	2,670,804
Others Fixed Assets		13,424,631	12,491,165	14,967,255	13,816,379
(Accumulated Depreciation)		(9,843,980)	(9,135,962)	(10,791,752)	(9,988,691)
Intangible Assets	16	3,753,756	3,579,552	5,500,042	4,319,248
Goodwill		26,419,016	26,419,016	29,077,408	27,889,870
Others Intangible Assets		10,157,667	9,633,082	10,908,582	10,264,830
(Accumulated Amortization)		(32,822,927)	(32,472,546)	(34,485,948)	(33,835,452)
Total Assets		819,413,722	779,011,514	838,732,718	805,819,289

			Bank		Consolidated
	Notes	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Current Liabilities		564,190,937	525,480,509	577,763,287	543,486,149
Deposits	17.a	202,770,748	199,067,946	200,696,970	193,424,668
Demand Deposits		22,399,391	20,531,035	22,190,928	18,831,579
Savings Deposits		47,340,718	46,068,346	47,340,718	46,068,346
Interbank Deposits		4,160,997	6,208,067	3,045,075	2,693,812
Time Deposits		128,869,642	126,260,498	128,018,494	125,822,325
Other Deposits		-	-	101,755	8,606
Money Market Funding	17.b	108,795,977	105,464,821	103,510,817	100,334,226
Own Portfolio		97,115,307	89,125,774	91,830,147	84,995,177
Third Parties		7,256,837	15,200,913	7,256,837	14,200,914
Linked to Trading Portfolio Operations		4,423,833	1,138,134	4,423,833	1,138,135
Funds from Acceptance and Issuance of Securities	17.c	51,374,507	38,392,230	52,451,820	40,623,092
Exchange Acceptances		-	-	591,994	563,848
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		45,157,655	33,309,287	46,566,128	34,976,301
Securities Issued Abroad		5,005,073	3,594,692	4,081,919	3,594,692
Funding by Structured Operations Certificates		1,211,779	1,488,251	1,211,779	1,488,251
Interbank Accounts	7	3,316,396	50,347	3,589,383	284,373
Receipts and Payments Pending Settlement		3,095,145	-	3,368,132	234,026
Interbank Transfers		-	-	-	-
Correspondents		221,251	50,347	221,251	50,347
Interbank Accounts		4,258,446	3,465,767	4,258,446	3,465,767
Third-Party Funds in Transit		4,252,548	3,390,759	4,252,548	3,390,759
Internal Transfers of Assets		5,898	75,008	5,898	75,008
Borrowings	17.e	54,070,980	31,997,566	51,613,324	30,317,989
Local Borrowings - Other Institutions		-	-	39,454	51,048
Foreign Borrowings		54,070,980	31,997,566	51,573,870	30,266,941
Domestic Onlendings - Official Institutions	17.e	3,888,332	4,242,194	3,888,332	4,242,194
National Economic and Social Development Bank (BNDES)		1,433,415	1,880,962	1,433,415	1,880,962
Federal Savings and Loan Bank (CEF)		89,257	52,523	89,257	52,523
National Equipment Financing Authority (FINAME)		1,820,902	1,964,224	1,820,902	1,964,224
Other Institutions		544,758	344,485	544,758	344,485
Derivative Financial Instruments	6	3,890,230	3,161,676	9,306,506	11,233,680
Derivative Financial Instruments		3,890,230	3,161,676	9,306,506	11,233,680
Other Payables		131,825,321	139,637,962	148,447,689	159,560,160
Collected Taxes and Other		1,884,831	113,263	1,920,438	139,628
Foreign Exchange Portfolio	9	105,990,788	98,835,635	105,990,788	98,835,635
Social and Statutory		1,211,625	4,885,255	1,260,750	5,023,519
Tax and Social Security	18	1,252,762	1,370,300	2,428,265	2,353,531
Trading Account	10	417,009	833,498	1,524,032	1,720,297
Subordinated Debt	19	-	9,885,607	-	9,885,607
Debt Instruments Eligible to Compose Capital	20	176,597	-	176,597	-
Others	21	20,891,709	23,714,404	35,146,819	41,601,943

			Bank		Consolidated
	Notes	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Long-Term Liabilities		181,226,866	188,036,778	185,200,228	194,692,422
Deposits	17.a	58,391,102	60,018,496	57,412,008	58,647,576
Interbank Deposits		55,895	371,457	69,241	371,594
Time Deposits		58,335,207	59,647,039	57,342,767	58,275,982
Money Market Funding	17.b	19,227,642	31,485,359	19,127,643	31,485,358
Own Portfolio		110,062	183,048	10,063	183,048
Linked to Trading Portfolio Operations		19,117,580	31,302,311	19,117,580	31,302,310
Funds from Acceptance and Issuance of Securities	17.c	37,530,858	38,879,874	36,868,805	41,490,139
Exchange Acceptances		-	-	900,381	755,047
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		28,071,661	36,799,955	30,876,657	38,655,173
Securities Issued Abroad		7,652,493	921,955	3,285,063	921,955
Funding by Structured Operations Certificates		1,806,704	1,157,964	1,806,704	1,157,964
Borrowings	17.e	1,538,826	2,308,035	1,558,462	2,353,557
Local Borrowings - Other Institutions		-	-	19,636	45,522
Foreign Borrowings		1,538,826	2,308,035	1,538,826	2,308,035
Domestic Onlendings - Official Institutions	17.e	8,367,059	9,025,052	8,367,059	9,025,052
National Economic and Social Development Bank (BNDES)		5,024,247	5,527,075	5,024,247	5,527,075
Federal Savings and Loan Bank (CEF)		70,626	77,152	70,626	77,152
National Equipment Financing Authority (FINAME)		3,159,911	3,419,497	3,159,911	3,419,497
Other Institutions		112,275	1,328	112,275	1,328
Derivative Financial Instruments	6	10,937,264	7,522,291	11,257,626	7,666,723
Derivative Financial Instruments		10,937,264	7,522,291	11,257,626	7,666,723
Other Payables		45,234,115	38,797,671	50,608,625	44,024,017
Foreign Exchange Portfolio	9	760,931	1,509,828	760,931	1,509,828
Tax and Social Security	18	3,796,166	2,792,194	4,242,858	3,290,899
Debt Instruments Eligible to Compose Capital	20	10,509,029	9,782,372	10,509,029	9,782,372
Others	21	30,167,989	24,713,277	34,952,991	29,440,918

Deferred Income		246,986	264,978	277,167	337,046
Deferred Income		246,986	264,978	277,167	337,046

Stockholders' Equity	23	73,748,933	65,229,249	73,683,092	65,233,743
Capital:		57,000,000	57,000,000	57,000,000	57,000,000
Brazilian Residents		4,808,186	4,808,186	4,808,186	4,808,186
Foreign Residents		52,191,814	52,191,814	52,191,814	52,191,814
Capital Reserves		108,285	140,707	106,721	142,414
Profit Reserves		14,492,891	9,620,554	14,492,891	9,623,341
Adjustment to Fair Value		155,207	(1,070,580)	159,076	(1,070,580)
Retained Earnings		2,633,749	-	2,565,603	-
(-) Treasury Shares		(641,199)	(461,432)	(641,199)	(461,432)

Non Controlling Interest	23.f	-	-	1,808,944	2,069,929

Total Stockholders' Equity		73,748,933	65,229,249	75,492,036	67,303,672

Total Liabilities		819,413,722	779,011,514	838,732,718	805,819,289

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
INCOME STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

					Bank				Consolidated
	Notes	07/01 to 09/30/2019	01/01 to 09/30/2019	07/01 to 09/30/2018	01/01 to 09/30/2018	01/07 to 09/30/2019	01/01 to 09/30/2019	07/01 to 09/30/2018	01/01 to 09/30/2018
Income Related to Financial Operations		26,356,017	61,342,105	16,833,460	53,782,457	28,080,448	67,552,367	19,018,122	59,664,322
Loan Operations		12,462,860	32,536,043	10,852,460	33,467,778	15,834,012	42,104,483	13,913,238	42,894,285
Leasing Operations		-	-	-	-	97,691	268,767	98,222	252,046
Securities Transactions	6.a	13,609,377	26,774,837	6,171,061	21,187,618	12,522,803	23,976,554	5,264,712	17,725,413
Derivatives Transactions		499,263	(2,527,128)	(1,014,935)	(4,750,874)	(85,598)	(3,376,027)	(1,086,170)	(5,096,259)
Foreign Exchange Operations		(1,238,344)	1,520,348	(160,366)	1,086,003	(1,318,344)	1,520,359	(163,001)	1,079,594
Operations of Sale or Transfer of Financial Assets		-	-	-	-	-	-	-	-
Compulsory Deposits		1,022,861	3,038,005	985,240	2,791,932	1,029,884	3,058,231	991,121	2,809,243
Expenses on Financial Operations		(21,720,758)	(42,546,730)	(11,517,809)	(40,798,193)	(22,252,860)	(44,120,576)	(12,144,955)	(42,349,490)
Funding Operations Market	17.d	(12,725,666)	(26,850,322)	(7,228,392)	(23,404,578)	(12,580,161)	(26,630,738)	(7,026,437)	(22,499,072)
Borrowings and Onlendings Operations		(6,096,422)	(7,578,326)	(1,805,395)	(9,304,203)	(6,096,154)	(7,523,008)	(2,114,215)	(10,221,923)
Leasing Operations		-	-	-	(6)	-	-	-	-
Operations of Sale or Transfer of Financial Assets		(232,717)	(250,100)	(39,520)	(171,017)	(238,419)	(270,110)	(40,554)	(174,286)
Allowance for Loan Losses	8.f	(2,665,953)	(7,867,982)	(2,444,502)	(7,918,389)	(3,338,126)	(9,696,720)	(2,963,749)	(9,454,209)
Gross Income Related to Financial Operations		4,635,259	18,795,375	5,315,651	12,984,264	5,827,588	23,431,791	6,873,167	17,314,832

Other Operating Revenues (Expenses)		(2,106,982)	(6,124,649)	(2,176,686)	(5,740,092)	(2,938,387)	(9,163,218)	(3,061,059)	(8,600,624)
Banking Service Fees	26	2,603,074	7,644,646	2,234,265	6,829,338	3,477,828	10,264,615	2,946,381	8,996,272
Income Related to Bank Charges	26	1,100,711	3,270,334	1,007,502	3,003,816	1,272,477	3,756,404	1,188,809	3,552,858
Personnel Expenses	27	(1,678,535)	(4,964,279)	(1,677,497)	(5,044,162)	(1,914,707)	(5,652,150)	(1,895,039)	(5,610,402)
Other Administrative Expenses	28	(2,534,452)	(7,476,974)	(2,390,531)	(6,878,002)	(2,969,745)	(8,787,796)	(2,759,460)	(7,975,805)
Tax Expenses	29	(640,769)	(2,233,671)	(822,434)	(1,862,203)	(893,022)	(3,219,081)	(1,081,862)	(2,602,580)
Investments in Affiliates and Subsidiaries	14	551,371	2,160,418	685,007	1,973,136	13,389	35,109	4,888	13,887
Other Operating Revenues	30	1,366,509	2,591,491	994,921	2,836,717	1,698,682	3,324,679	1,328,675	3,399,814
Other Operating Expenses	31	(2,874,891)	(7,116,614)	(2,207,919)	(6,598,732)	(3,623,289)	(8,884,998)	(2,793,451)	(8,374,668)
Operating Income		2,528,277	12,670,726	3,138,965	7,244,172	2,889,201	14,268,573	3,812,108	8,714,208

Non-Operating Income	32	8,468	23,064	2,882	23,877	18,850	(92,532)	6,184	33,460

Income Before Taxes on Income and Profit Sharing		2,536,745	12,693,790	3,141,847	7,268,049	2,908,051	14,176,041	3,818,292	8,747,668
Income Tax and Social Contribution	33	1,517,689	(926,031)	311,711	2,816,726	1,258,960	(2,077,432)	(240,109)	1,695,969
Provision for Income Tax		978,198	(301,343)	1,557	(11,577)	730,101	(1,385,424)	(309,146)	(683,078)
Provision for Social Contribution Tax		600,425	(169,240)	4,898	9,021	506,318	(645,032)	(215,730)	(448,773)
Deferred Tax Credits		(60,934)	(455,448)	305,256	2,819,282	22,541	(46,976)	284,767	2,827,820
Profit Sharing		(420,685)	(1,262,363)	(414,840)	(1,254,619)	(469,896)	(1,395,158)	(452,175)	(1,352,316)
Non Controlling Interest	23.f	-	-	-	-	(89,412)	(270,575)	(87,323)	(260,690)
Net Income		3,633,749	10,505,396	3,038,718	8,830,156	3,607,703	10,432,876	3,038,685	8,830,631

Number of Shares (Thousands)	23.a		7,498,531		7,498,531
$)			1,400.99		1,177.58

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY - BANK
In thousands of Brazilian Real - R$, unless otherwise stated.

				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury
	Notes	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Total
Balances as of December 31, 2017		57,000,000	172,398	2,505,285	1,548,875	1,030,563	89,648	(2,704,383)	-	(148,440)	59,493,946
Employee Benefit Plans		-	-	-	-	-	-	340,636	-	-	340,636
Treasury Shares		-	-	-	-	-	-	-	-	(217,488)	(217,488)
Result of Treasury Shares	23.d	-	(6,644)	-	-	-	-	-	-	-	(6,644)
Reservations for Share - Based Payment		-	(72,816)	-	-	-	-	-	-	-	(72,816)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(974,816)	(47,267)	-	-	-	(1,022,083)
Restructuring of Capital		-	-	-	-	-	-	-	-	(37)	(37)
Net Income		-	-	-	-	-	-	-	8,830,156	-	8,830,156
Allocations:
Legal Reserve	24.c	-	-	289,572	-	-	-	-	(289,572)	-	-
Dividends	24.b	-	-	-	-	-	-	-	(600,000)	-	(600,000)
Interest on Capital	23.b	-	-	-	-	-	-	-	(1,200,000)	-	(1,200,000)
Reserve for Dividend Equalization	24.c	-	-	-	4,301,866	-	-	-	(4,301,867)	-	(1)
Balances as of September 30, 2018		57,000,000	92,938	2,794,857	5,850,741	55,747	42,381	(2,363,747)	2,438,717	(365,965)	65,545,669
Changes in the Period		-	(79,460)	289,572	4,301,866	(974,816)	(47,267)	340,636	2,438,717	(217,525)	6,051,723
				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury
	Notes	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Total
Balances as of December 31, 2018		57,000,000	140,707	3,113,605	6,506,949	1,885,972	114,491	(3,071,043)	-	(461,432)	65,229,249
Employee Benefit Plans		-	-	-	-	-	-	(811,155)	-	-	(811,155)
Treasury Shares		-	-	-	-	-	-	-	-	(178,240)	(178,240)
Treasury Shares Result	23.d	-	4,221	-	-	-	-	-	-	-	4,221
Reservations for Share - Based Payment		-	(36,643)	-	-	-	-	-	-	-	(36,643)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	2,068,491	(31,549)	-	-	-	2,036,942
Restructuring of Capital		-	-	-	-	-	-	-	-	(1,527)	(1,527)
Net Income		-	-	-	-	-	-	-	10,505,396	-	10,505,396
Allocations:
Legal Reserve	23.c	-	-	343,582	-	-	-	-	(343,582)	-	-
Interest on Capital	23.b	-	-	-	-	-	-	-	(3,000,000)	-	(3,000,000)
Others		-	-	-	-	-	-	-	690	-	690
Balances as of September 30, 2019		57,000,000	108,285	3,457,187	11,035,704	3,954,463	82,942	(3,882,198)	2,633,749	(641,199)	73,748,933
Changes in the Period		-	(32,422)	343,582	4,528,755	2,068,491	(31,549)	(811,155)	2,633,749	(179,767)	8,519,684

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY - CONSOLIDATED
In thousands of Brazilian Real - R$, unless otherwise stated.

				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others					Total
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury	Stockholders'	Minority	Stockholders'
	Notes	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Equity	Interest	Equity
Balances as of December 31, 2017		57,000,000	174,616	2,505,286	1,552,664	1,030,563	89,648	(2,704,383)	-	(148,440)	59,499,954	1,896,692	61,396,646
Employee Benefit Plans		-	-	-	-	-	-	340,636	-	-	340,636	-	340,636
Treasury Shares		-	-	-	-	-	-	-	-	(217,488)	(217,488)	-	(217,488)
Result of Treasury Shares		-	(6,644)	-	-	-	-	-	-	-	(6,644)	-	(6,644)
Reservations for Share - Based Payment		-	(73,496)	-	-	-	-	-	-	-	(73,496)	-	(73,496)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(974,816)	(47,267)	-	-	-	(1,022,083)	-	(1,022,083)
Restructuring of Capital		-	-	-	-	-	-	-	-	(37)	(37)	-	(37)
Net Income		-	-	-	-	-	-	-	8,830,631	-	8,830,631	-	8,830,631
Allocations:
Legal Reserve	23.c	-	-	289,571	-	-	-	-	(289,571)	-	-	-	-
Dividends	23.b	-	-	-	-	-	-	-	(600,000)	-	(600,000)	-	(600,000)
Interest on Capital	23.b	-	-	-	-	-	-	-	(1,200,000)	-	(1,200,000)	-	(1,200,000)
Reserve for Dividend Equalization	23.c	-	-	-	4,298,076	-	-	-	(4,298,830)	-	(754)	-	(754)
Non Controlling Interest Results	23.f	-	-	-	-	-	-	-	-	-	-	260,690	260,690
Others		-	-	-	-	-	-	-	-	-	-	(62,116)	(62,116)
Balances as of Septemper 30, 2018		57,000,000	94,476	2,794,857	5,850,740	55,747	42,381	(2,363,747)	2,442,230	(365,965)	65,550,719	2,095,266	67,645,985
Changes in the Period		-	(80,140)	289,571	4,298,076	(974,816)	(47,267)	340,636	2,442,230	(217,525)	6,050,765	198,574	6,249,339

				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others					Total
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury	Stockholders'	Minority	Stockholders'
	Notes	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Equity	Interest	Equity
Balances as of December 31, 2018		57,000,000	142,414	3,113,606	6,509,735	1,885,972	114,491	(3,071,043)	-	(461,432)	65,233,743	2,069,929	67,303,672
Employee Benefit Plans		-	-	-	-	-	-	(811,155)	-	-	(811,155)	-	(811,155)
Treasury Shares		-	-	-	-	-	-	-	-	(178,240)	(178,240)	-	(178,240)
Result of Treasury Shares		-	4,221	-	-	-	-	-	-	-	4,221	-	4,221
Reservations for Share - Based Payment		-	(39,914)	-	-	-	-	-	-	-	(39,914)	-	(39,914)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	2,068,491	(31,549)	-	-	-	2,036,942	-	2,036,942
Restructuring of Capital		-	-	-	-	-	-	-	-	(1,527)	(1,527)	-	(1,527)
Net Income		-	-	-	-	-	-	-	10,432,876	-	10,432,876	-	10,432,876
Allocations:
Legal Reserve	23.c	-	-	343,582	-	-	-	-	(343,582)	-	-	-	-
Interest on Capital	23.b	-	-	-	-	-	-	-	(3,000,000)	-	(3,000,000)	-	(3,000,000)
Reserve for Dividend Equalization	23.c	-	-	-	4,528,755	-	-	-	(4,528,755)	-	-	-	-
Non Realized Gains		-	-	-	(2,787)	-	3,869	-	4,374	-	5,456	-	5,456
Non Controlling Interest Results	23.f	-	-	-	-	-	-	-	-	-	-	270,575	270,575
Others		-	-	-	-	-	-	-	690	-	690	(531,560)	(530,870)
Balances as of Septemper 30, 2019		57,000,000	106,721	3,457,188	11,035,703	3,954,463	86,811	(3,882,198)	2,565,603	(641,199)	73,683,092	1,808,944	75,492,036
Changes in the Period		-	(35,693)	343,582	4,525,968	2,068,491	(27,680)	(811,155)	2,565,603	(179,767)	8,449,349	(260,985)	8,188,364

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
CASH FLOW STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

		Bank		Consolidated
	Notes	01/01 to 09/30/2019	01/01 to 09/30/2018	01/01 to 09/30/2019	01/01 to 09/30/2018
Operational Activities
Net Income		10,505,396	8,830,156	10,432,876	8,830,631
Adjustment to Net Income		7,141,184	8,624,165	11,720,599	12,833,109
Allowance for Loan Losses	8.f	7,867,982	7,918,389	9,696,720	9,454,209
Provision for Legal Proceedings and Administrative and Legal Obligations	22.c	1,295,035	1,191,371	1,508,142	1,314,233
Monetary Adjustment of Provision for Legal Proceedings and Administrative and Legal Obligations	22.c	370,446	765,441	451,606	903,312
Deferred Tax Credits and Liabilities		35,969	(2,414,498)	(377,901)	(2,418,594)
Equity in Affiliates and Subsidiaries	14	(2,160,418)	(1,973,136)	(35,109)	(13,887)
Depreciation and Amortization	28	1,639,284	1,483,643	2,053,665	1,881,213
Recognition (Reversal) Allowance for Other Assets Losses	33	(11,417)	39,984	92,223	28,113
Gain (Loss) on Sale of Other Assets	32	(1,273)	(81,665)	14,319	(63,907)
Gain (Loss) on Impairment of Assets	31	-	305,864	-	305,864
Gain (Loss) on Sale of Investments	32	-	-	(6,268)	(11,018)
Provision for Financial Guarantees	30&31	(36,294)	(116,357)	(36,294)	(116,357)
Monetary Adjustment of Escrow Deposits	30	(387,814)	(354,821)	(449,123)	(444,465)
Recoverable Taxes	30	(50,745)	(154,952)	(76,725)	(193,488)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		(507)	1,246	(507)	1,246
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		(1,371,336)	2,027,960	(1,371,336)	2,027,960
Others		(47,728)	(14,304)	257,187	178,675
Changes on Assets and Liabilities		(13,104,291)	(3,113,318)	(12,914,457)	(7,024,715)
Decrease (Increase) in Interbank Investments		6,733,285	(15,485,286)	13,445,445	(8,463,068)
Decrease (Increase) in Securities and Derivative Financial Instruments		(13,242,111)	11,587,761	(13,571,648)	(12,103,839)
Decrease (Increase) in Lending and Leasing Operations		(25,910,231)	(23,497,157)	(34,063,300)	(32,108,547)
Decrease (Increase) in Deposits on Central Bank of Brazil		(1,155,809)	(7,076,263)	(1,187,434)	(7,109,227)
Decrease (Increase) in Other Receivables		(8,795,399)	(14,099,723)	(10,017,083)	(14,860,514)
Decrease (Increase) in Other Assets		173,312	(243,508)	149,521	(247,564)
Net Change on Other Interbank and Interbranch Accounts		1,506,157	(2,370,717)	5,056,671	(2,033,697)
Increase (Decrease) in Deposits		2,075,408	26,023,028	6,036,734	47,060,450
Increase (Decrease) in Money Market Funding		(8,926,561)	(13,228,908)	(9,181,124)	(12,416,624)
Increase (Decrease) in Borrowings		18,704,113	12,882,383	17,900,148	12,287,838
Increase (Decrease) in Other Liabilities		17,256,065	23,057,436	15,477,926	24,942,468
Increase (Decrease) in Change in Deferred Income		(17,991)	(77,196)	(59,878)	(89,099)
Income Tax Recovered/(Paid)		(1,504,529)	(585,168)	(2,900,435)	(1,883,292)
Net Cash Provided by (Used in) Operational Activities		4,542,289	14,341,003	9,239,018	14,639,025
Investing Activities
Increase in Equity at Affiliates and Subsidiaries	14	(2,046,249)	(268,052)	-	(36,051)
Purchase of Investment		-	(202)	-	(202)
Purchase of Fixed Assets		(989,974)	(671,248)	(1,417,067)	(841,749)
Purchase of Intangible Assets		(1,063,209)	(335,122)	(1,182,294)	(425,998)
Net Cash Received on Sale/Reduction of Investments		-	1,649	6,699	12,849
Acquisition of Minority Residual Interest in Subsidiary	36.b	(1,291,630)	-	(1,292,630)	-
Acquisition of Affiliates, less Net Cash in acquisition	36.f	-	(111,224)	-	(111,224)
Acquisition of Temporary Investments		-	-	(45,244)	-
Proceeds from Assets not in Use		453,236	213,164	479,934	344,766
Proceeds from Property for Own Use		30,309	115,953	45,036	139,017
Proceeds from Affiliates and Subsidiaries		7,254	-	7,254	-
Dividends and Interest on Capital Received		1,270,187	1,171,175	55,210	71,786
Change in the Scope of Consolidation	2	-	-	-	2
Net Cash Provided by (Used in) Investing Activities		(3,630,076)	116,093	(3,343,102)	(846,804)
Financing Activities
Purchase of Own Share	23.d	(178,240)	(217,488)	(178,240)	(217,488)
Issuance of Long - Term Emissions		46,700,608	61,662,486	43,827,040	63,456,359
Long - Term Payments		(39,609,511)	(64,025,363)	(41,408,783)	(64,779,798)
Subordinated Debts - Payments		(9,924,747)	(544,566)	(9,924,747)	(544,566)
Debt Instruments Eligible to Compose Capital - Payments		(328,892)	(583,635)	(328,892)	(583,635)
Dividends and Interest on Capital Paid		(6,039,908)	(5,532,464)	(6,168,340)	(5,616,073)
Increase (decrease) in Minority Interest		-	-	(310,294)	(193,704)
Capital Increase in Controlled Companies Held by Minority Interest		-	-	100,000	98,000
Net Cash Provided by (Used in) Financing Activities		(9,380,690)	(9,241,030)	(14,392,256)	(8,380,905)
Exchange Variation on Cash and Cash Equivalents		507	(1,246)	507	(1,246)
Increase (Decrease) in Cash and Cash Equivalents		(8,467,970)	5,214,820	(8,495,833)	5,410,070
Cash and Cash Equivalents at the Beginning of Period	4	25,854,948	22,664,381	25,285,982	22,513,317
Cash and Cash Equivalents at the End of Period	4	17,386,978	27,879,201	16,790,149	27,923,387

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF VALUE ADDED
In thousands of Brazilian Real - R$, unless otherwise stated.

		Bank				Consolidated
		01/01 to 09/30/2019				01/01 to 09/30/2019		01/01 to 09/30/2018
	Notes			01/01 to 09/30/2018
Income Related to Financial Operations		61,342,105		53,782,457		67,552,367		59,664,322
Income Related to Bank Charges and Banking Service Fees	26	10,914,980		9,833,154		14,021,019		12,549,130
Allowance for Loans Losses	8.f	(7,867,982)		(7,918,389)		(9,696,720)		(9,454,209)
Other Revenues and Expenses		(4,502,059)		(612,992)		(5,652,851)		(1,807,710)
Financial Expenses		(34,678,748)		(32,879,804)		(34,423,856)		(32,895,281)
Third-party Input		(5,267,042)		(5,169,181)		(6,142,457)		(5,853,911)
Materials, Energy and Others		(188,293)		(177,111)		(197,088)		(183,483)
Third-Party Services	28	(1,388,194)		(1,314,866)		(1,753,297)		(1,639,397)
Impairment of Assets	31	-		(305,864)		-		(305,864)
Others		(3,690,555)		(3,371,340)		(4,192,072)		(3,725,167)
Gross Added Value		19,941,254		17,035,245		25,657,502		22,202,341
Retentions
Depreciation and Amortization	28	(1,639,284)		(1,483,643)		(2,053,665)		(1,881,213)
Added Value Produced Net		18,301,970		15,551,602		23,603,837		20,321,128
Added Value Received from Transfer Investments in Affiliates and Subsidiaries	14	2,160,418		1,973,136		35,109		13,887
Added Value to Distribute		20,462,388		17,524,738		23,638,946		20,335,015
Added Value Distribution
Employee		5,699,396	27.9%	5,598,650	31.9%	6,411,978	27.1%	6,174,855	30.4%
Compensation	27	2,886,565		2,830,716		3,254,268		3,155,204
Benefits	27	1,015,876		984,448		1,151,252		1,081,213
Government Severance Indemnity Funds for Employees - FGTS		308,627		291,073		358,354		332,162
Others		1,488,328		1,492,413		1,648,104		1,606,276
Taxes and Contributions		3,686,948	18.0%	2,564,890	14.6%	5,931,843	25.1%	4,522,294	22.2%
Federal		3,238,498		2,041,654		5,123,550		3,828,238
State		539		659		618		735
Municipal		447,911		522,577		807,675		693,321
Compensation of Third-Party Capital - Rental	28	570,648	2.8%	531,042	3.0%	591,674	2.5%	546,545	2.7%
Remuneration of Interest on Capital		10,505,396	51.3%	8,830,156	50.5%	10,703,451	45.3%	9,091,321	44.7%
Dividends	23.b	-		600,000		-		600,000
Interest on Equity	23.b	3,000,000		600,000		3,000,000		600,000
Profit Reinvestment		7,505,396		7,630,156		7,974,026		8,152,011
Participation Results of Non-Controlling Stockholders	23.f	-		-		(270,575)		(260,690)
Total		20,462,388	100.0%	17,524,738	100.0%	23,638,946	100.0%	20,335,015	100.0%

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

1.            General Information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., headquartered in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudential Conglomerates (Conglomerate Santander) towards the Central Bank of Brazil (Bacen), established as a joint-stock corporation, with head office at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 - A Block - Vila Olímpia, in the City of São Paulo, State of São Paulo. Banco Santander operates as a multiple service bank, conducting its operations by means of its commercial, investment, loans and advances, mortgage loans, leasing and foreign exchange portfolios. Through its subsidiaries, also operates on the segments of payment industry, shares club management, securities and insurance brokerage operations, capitalization, consumer finance, payroll credit, digital platforms, management and recovery of non-performing loans and private pension. The Bank's activities are conducted within the context of a group of institutions that operate on an integrated basis in the financial market. The corresponding benefits and costs of providing services are absorbed between them and are conducted in the normal course of business and under commutative conditions.

2.            Presentation of Financial Statements

The financial statements of Banco Santander (Brasil) S.A., which include its dependence abroad (Bank) and the consolidated statements (Consolidated), were prepared in accordance with accounting practices adopted in Brazil, established by the Brazilian Corporation Law, National Monetary System (CMN), Central Bank of Brazil (Bacen) and the model of the document provided for in the Accounting Plan of the Institutions of the National Financial System (COSIF) of the Brazilian Securities and Exchange Commission (CVM), in which they do not conflict with the standards issued by the Central Bank and show all information relevant to the financial statements, which are consistent with those used by management in its management. The consolidated financial statements include the Bank and its subsidiaries indicated in Note 14 and investment funds, where Santander Conglomerate companies are the main beneficiaries or holders of the main obligations. The portfolios of these investment funds are classified by type of operation and are distributed in the same categories in which they were originally allocated.

All the relevant information related to Banco Santander's financial statements, and only them, are being evidenced, and correspond to those used by Banco Santander´s management.

Investment Funds Consolidated

•         Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);

•         Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);

•         Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);

•         Santander Fundo de Investimento Unix Multimercado Crédito Privado (Santander FI Unix);

•         Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);

•         Santander Paraty QIF PLC (Santander Paraty) (4);

•         Venda de Veículos Fundo de Investimento em Direitos Creditórios (Venda de Veículos FIDC); (1)

•         Fundo de Investimento em Direitos Creditórios RN Brasil - Financiamento de Veículos (FI RN Brasil - Financiamento de Veículos) (2);

•         Prime 16 – Fundo de Investimento Imobiliário (current name of BRL V - Fundo de Investimento Imobiliário - FII (Fundo de Investimento Imobi) (3);

•         Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (4);

•         Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI) (5);

•         Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema V - Não Padronizado (Fundo   Investimento Ipanema NPL V) (6);

•         Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos (7); and

•         Fundo de Investimento em Direitos Creditórios Atacado – Não Padrozinado(8).

(1)     The carmaker Renault (not belonging to the Conglomerate Santander) sells its trade receivables to the Fund. This Fund buys only trade receivables from Renault carmaker. In turn, the Banco RCI Brasil S.A. (Note 14) owns 100% of its subordinated shares.

(2)     Banco RCI Brasil S.A. sold receivables (CDC portfolio) to FI RN Brasil – Financiamento de Veículos. The senior shares will have only one investor. Banco RCI Brasil S.A. holds 100% of subordinated shares.

(3)     Banco Santander figured as lender of certain delayed debts (loans) for which had real assets as guarantees. The process of credit recovery consists in converted into capital contributions by the Real Estate Fund in conjunction transfer of the same shares to Banco Santander through the process of payment in kind of the above credit operations payments. The Extraordinary General Meeting held on October 30, 2018 approved the change of the name of BRL V - Fundo de Investimento Imobiliário – FII to Prime 16 – Fundo de Investimento Imobiliário.

(4)     Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and the Santander FI Hedge Strategies Subfund, resident in Ireland, and both are fully consolidated in its Consolidated Financial Statements. In the Irish market, an investment fund can not act directly and, for that reason, it was necessary to create another structure (a sub-fund), Santander FI Hedge Strategies. Santander Paraty does not have a financial position, and all position is derived from the financial position of Santander FI Hedge Strategies.

(5)     This investment fund was formed and started to be consolidated in September of 2017. It refers to a structure where the Bank has sold certain loans agreements which were already written-off (agreements matured over 360 days) and transferred to this fund. The Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (Atual Securitizadora) (Note 14), company controlled by the Bank, holds 100% of the fund´s shares.

(6)     This fund started to be consolidated in October 2017 and is indirectly controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (Note 14).

(7)     This fund started to be consolidated in November 2018 and is controlled by Banco Bandepe S.A. (Note 14).

(8)     This fund started to be consolidated in June 2019 and is controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (Note 14).

During the preparation of the consolidated financial statements the information regarding equity in subsidiaries, significant receivable and payable balances, revenues and expenses arising from transactions between domestic branches, foreign branches and subsidiaries, unrealized profits between these entities and non-controlling stockholders participation are stated separately in stockholders’ equity and in the income  statements.

Leasing operations have been reclassified in order to reflect its financial position according to the financial method.

The preparation of financial statements requires Management estimates that affect the reported amounts of assets and liabilities, disclosure of provision and contingent liabilities and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates concerning the probability of future events, actual amounts could differ from those estimates. The main estimates are provision of allowance for loan losses, realization of the tax credit, contingent liabilities, pension plan and the fair value of financial assets.

In 2019, the balances of the headings referring to the result of (i) Loan Operations, (ii) Income from Foreign Exchange Operations, (iii) Market Funding Operations and (iv) Securities transactions, which make the “Gross Income Related to Financial Operations” were reclassified in counterpart to the headlines of Other Operations Revenues and Other Operations Expenses for better presentation. In consequence, the balances of 2018 were represented to keep the comparability.

In 2019, the balances of the headings referring to Other Administrative Expenses and Other Operating Expenses were reclassified for better presentation. The balances that refers to reclassified counts were immaterial in other periods.

These Financial Statements and the accompanying documents were the subject of an unqualified report of the Independent Auditors and a recommendation for approval issued by the Company's Audit Committee and a favorable opinion of the Company's Fiscal Council.

The Board of Directors authorized the issuance of the Financial Statements of the period ended September 30, 2019 at the meeting held on October 29, 2019.

The consolidated condensed interim financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the period ended on September 30, 2019 were disclosed simultaneously, at the website www.santander.com.br/ri.

3.            Significant Accounting Policies

a) Income Statement

The income statement accounting method is determined based on the accrual method and include income, charges, monetary adjustment and exchange rate changes, calculated at official rates and rates, pro rata on assets and liabilities adjusted up to the balance sheet date.

b) Functional Currency

Functional Currency and Presentation Currency

CMN Resolution nº 4,524 of September 29, 2016, with prospective application as of January 1, 2017, established accounting procedures for recognition by financial institutions and other institutions authorized to operate by the Central Bank that hold investments abroad: I - effects of exchange rate variations resulting from the conversion of transactions carried out in foreign currency by investees abroad to the respective functional currencies; II - the effects of exchange rate variations resulting from the translation of the balances of the financial statements of investees abroad of the respective functional currencies into the national currency; and III - of operations for hedge purposes of foreign exchange variation of investments abroad. These changes did not impact the financial statements Banco Santander in the year 2019. The functional currency is considered the currency of the main economic environment in which the entity operates.

The financial statements are presented in Brazilian Real (R$), which is the functional and presentation currency of Banco Santander and its subsidiaries, including its overseas subsidiary and branch.

Assets and liabilities of foreign branchs and subsidiary are converted in real as follows:

•         Assets and liabilities are converted at the exchange rate on the balance sheet date; and

•         Revenues and expenses are converted at the monthly average exchange rates.

c) Current and Long-Term Assets and Liabilities

They are stated at their realizable and/or settlement amounts and they include income, charges, monetary adjustments or changes in exchange rates earned or incurred through the end of the reporting period, calculated on a daily pro rata basis and, when applicable, the effect of adjustments to decrease the cost of assets at their market values (fair value) or realization.

Receivables and payables up to 12 months are classified in current assets and liabilities, respectively. Trading securities that, regardless of their maturity date, are classified in current asset, according to the Bacen rule Circular 3,068/2001.

d) Cash and Cash Equivalents

For the cash flows statement purposes, cash and cash equivalents correspond to the balances of cash and interbank investments immediately convertible into cash, with insignificant risk of change in its value or with original maturity equal to ninety days or less.

e) Interbank Investments and Credits Related to Bacen

They are stated at their settlement amounts and include income, charges, monetary adjustments or changes in exchange rates earned or incurred through the end of the reporting period, calculated on a daily pro rata basis.

e.1) Repurchase Agreement

Repurchase Agreement (Repo)

The bank’s own fixed income securities used as ballast in the repurchasing agreement are highlighted in specific accounts of the asset (linked securities), on transaction date, by the updated accounting average, by type and maturity of the security. The difference between the repurchase value and the sale is the expense of the operation.

To perform sales transactions with repurchase agreements the Bank also uses third-party securities as ballast. Those operations are registered as funded position in the balance sheet.

Reverse Repurchase Agreement (Reverse Repo)

The financing granted by ballast with fixed-income securities (third-parties) are recorded on the financed position at liquidation value. The difference between the resale value and the purchase is recognized as the income of the operation. The securities acquired in a reverse repurchase agreement are transferred to the funded status when used as ballast for the sale transactions with repurchase agreements.

Repurchasing Performed With Free Movement Agreements

For the operations with free movement agreements, at the moment of the definitive sale of the securities acquired with resale agreement, the liability account referred to this operation must be evaluated by the securities' market value.

f) Securities

According to the Bacen rule Circular 3,068, securities are stated and classified into the following categories and accounting evaluation:

    I.   Trading securities;

   II.   Available-for-sale securities; and

  III.   Held-to-maturity securities.

Trading securities include securities purchased for the purpose of being actively and frequently traded while held-to-maturity securities include those for which the Bank has intention and financial capacity to hold to maturity. Available-for-sale securities include those which cannot be classified in categories I (trading) and III (held-to-maturity). Securities classified into categories I and II are stated at acquisition cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, with gains or losses on such adjustment being recorded against:

(1)   The corresponding income or expense account, net of tax effects, in income statement for the period, when relating to securities classified into the trading category; and

(2)   A separated account in stockholders’ equity, net of taxes effects, when related to securities classified into the available-for-sale category. The adjustments to market value recorded on sale of these securities are transferred to the income statement for the period.

Securities classified into the held-to-maturity category are stated at acquisition cost plus income earned through the balance sheet, calculated on a daily pro rata basis.

Any permanent losses recorded on the sale value of securities classified into available-for-sale and held-to-maturity are recognized in the income statement of the period.

g) Derivatives Financial Instruments

According to the Bacen rule Circular 3,082 derivatives are classified according to Management's intent to use them for hedging purposes or not. Transactions made by customers' request, as self-employed, or that are not qualify as hedge accounting, especially derivatives used to manage the global risk exposure, are recorded at market value, with realized and unrealized gains and losses recorded in the income statement for the period.

Derivative financial instruments designated as part of a framework of protection against risks (hedge) can be classified as:

I.   Fair value hedge; and

II.    Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to market value, considering the following:

(1) For those classified in category I, the valuation or devaluation is recorded as a contra entry to the appropriate income or expense account, net of tax effects, in the income for the period; and

(2) For those classified in category II, the increase or decrease in their amount of the effective portion is recorded against a separated account in stockholders’ equity, net of tax effects.

Some hybrid financial instruments contain both derivative financial instrument and non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately from the host contracts.

We don’t have net investment hedge in foreign operations as defined by the resolution 4,524.

h) Minimum Requirements in the Process of Financial Instruments Valuation (Securities and Derivatives Financial Instruments)

The CMN Resolution nº 4,277 of October 31, 2013 (required since June 30, 2015) provides the minimum requirements to be observed in the process of financial instruments valuation measured at market value and on the adoption of prudential adjustments by financial institutions. The financial instruments mentioned in the Resolution includes:

a)     Securities classified as trading and available-for-sale, according to the Central Bank´s Circular 3,068 of November 8, 2001;

b)     Derivatives Financial Instruments, according to the Central Bank Letter 3,082; of January 30, 2002; and

c)     Other financial instruments at fair value, regardless of their classification in the trading portfolio, established in CMN nº 3,464 of June 26, 2007.

According to this resolution, the Bank has established procedures to assess the need for adjustments in the value of financial instruments mentioned above, observing the prudential, relevance and reliability criteria. This review includes, among other factors, the credit risk spread in the registration of the market value of these instruments.

i) Loan Portfolio and Allowance for Losses

The loan portfolio includes lending, leasing, advances on exchange contracts and other loans with credit characteristics.  It is stated at present value, considering the indexes, interest rates and charges agreed, calculated  on a daily pro rata basis through the end of the reporting period. The revenue recognition only occurs when it is actually received for lending operations past due over 60 days.

Normally, the Bank writes off loans losses when they are past due over 360 days. In the case of long-term credit operations (over 3 years) their losses are written off when they complete 540 days late. Credit operations written of as loss are recorded in a compensation account for a minimum of five years and while not exhausted all procedures for collection.

The financial assets involved in credit operations sold without risk retention are written off from the balance sheet, which are now kept in the compensation account. The results of these sales are fully recognized when they are realized.

Since January 2012, as required by CMN Resolution nº 3,533/2008 and Resolution nº 3,895/2010, all credit operations sold with substancial risk retention will have their results (profit or loss) recognized by the remaining terms of operations, and financial assets involved in these sales shall remain registered as loans and the amount received as obligations for sale operations or transfer of financial assets.

Allowances for loan losses are recognized based on the analysis of outstanding loans and advances (past-due and current), past experience, future expectations, specific portfolio risks, and Management´s risk assessment policy for recognizing allowances, as established by CMN Resolution nº 2,682/1999.

j) Non-Current Assets Held for Sale and Other Assets

Non-current assets held for sale includes the carrying amount of individual items, disposal groups, or items forming part of a business unit earmarked for disposal (“discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year.

Other assets refer mainly to assets not for own use, being composed basically of properties and vehicles received as payment.

Non-current assets held for sale and assets not for own use are generally recorded at the lower amount between the fair value less sale costs and their carrying amount at the date of classification in this category, and they are not depreciated.

k) Prepaid Expenses

Funds used in advance payments, whose benefits or services will be provided in future years, are allocated to profit in accordance to the terms of the related agreements.

k.1) Commissions Paid to Banking Correspondents

In accordance with CMN Resolution nº 4,294 and Central Bank Circular 3,693 issued in December 2013, from January 2015 the commissions paid to intermediate agents responsible for origination of new credit operations are limited to maximum percentages of: (i) 6% of the value of new credit operation originated and (ii) 3% of the transferred value (portability).

Such commissions must be fully recognized as expenses when they are incurred.

l) Permanent Assets

They are stated at acquisition cost, are tested for impairment annually or more frequently if the conditions or circumstances indicate that assets may be impaired, and evaluated considering the following aspects:

l.1) Investments

Adjustments to investments in affiliates and subsidiaries are measured by equity method of accounting and recorded as investments results in affiliates and subsidiaries. Other investments are stated at cost, method reduced to their recoverable value, when applicable.

Change in Scope of Consolidation - Consists of the disposal, acquisition or change of control of an investment.

l.2) Fixed Assets

The depreciation of fixed assets is determined under the straight-line method, based on the following annual rates: buildings - 4%, facilities, furniture, equipment in use, security systems and communications  - 10%, data processing systems and vehicles - 20%, and leasehold improvements - 10% or through the maturity of the rental contracts.

l.3) Intangible Assets

Goodwill on acquisition of subsidiaries is amortized until 10 years, based on expected future earnings and it is tested for impairment annually or more frequently if conditions or circumstances indicate that the asset may be impaired.

The rights over the acquisition of payroll services are registered by the amount paid. Those services are related to payroll processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services. The amount paid is allocated to income statement according to the terms of the respective agreements.

Software acquisition and development expenses are amortized over a maximum of 5 years.

m) Technical Reserves Related to the Activities of Pensions and Capitalization

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in the National Council of Private Insurance (CNSP) and Superintendence of Private Insurance (Susep).

Technical Reserves to Pensions

Technical provisions are mainly recognized in accordance with the criteria below:

• Mathematical Provisions for Benefits to Grant and Granted (PMBaC and PMBC)

The PMBaC are estimated based on the contributions collected through the financial regime of capitalization. The PMBC represents obligations taken in the form of continued income plans, being constituted based on the actuarial calculations for traditionals types of plans.

• Complementary Coverage Provision (PCC)

The PCC shall be estimated when the insufficiency is detected in the technical provisions due to the Test of Adequacy of Liabilities (TAP).

Technical Provisions for Capitalization

Technical provisions are elaborated according to the following criteria:

•       Mathematical provisions for redemption results from the accumulation of percentages applicable on payments made, capitalized with the interest rate predicted in the plan and updated through the basic yield rate of savings account - Basic Reference Rate (TR);

•       Provision for redemption of anticipated securities is estimated from the cancellation for non-payment or redemption request, based on the value of the mathematical provision of redemption estimated at the time of securities cancellation and the provision for redemption of the matured securities is estimated after the end of the securities validity;

•       Provision for raffles to be held is estimated based on a percentage of the installment paid and it aims to cover the raffles which the securities will compete, but that they have not been carried out yet. The provision of raffles payable is estimated for the securities raffled, but which have not been paid yet; and

•       Administrative expenses provision aims to reflect the present value of future expenses of capitalization securities whose duration extends from the date of its constitution.

n) Employees Benefit Plans

Post-employment benefit plans include the following commitments taken by the Bank: (i) addition to the benefits of public pension plan; and (ii) medical assistance in case of retirement, permanent disability or death of eligible employees, and their direct beneficiaries.

Defined Contribution Plans

Defined benefit plans is the post-employment benefit plan which the Bank and its subsidiaries, as the sponsoring entity pays fixed contributions to a pension fund, not having a legal or constructive obligation to pay additional contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made in this connection are recognized under personnel expenses in the income statement.

Defined Benefit Plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is showed in Note 34. For this type of plan, the sponsoring entity's obligation is to provide the employees with the agreed benefits, assuming the potential actuarial risk that benefits will cost more than expected.

Since January 2013, Banco Santander applies the CPC 33 (R1) which establishes the full recognition in a liability account when actuarial losses not recognized (actuarial deficit) will occur, with the counterpart in a equity´s account (other valuation adjustments).

Main Definitions

-      The present value of the defined benefit obligation is the present value of expected future payments required to settle the obligation resulting from employee´s service in the current and past periods, without deducting any plan´s assets.

-      Deficit or surplus is: (a) the present value of the defined benefit obligation, minus (b) the fair value of plan´s assets.

-      The sponsoring entity may recognize the plan's assets in the balance sheet when they meet the following characteristics: (i) the assets of the fund are sufficient to pay all benefits for plan´s employees or a sponsoring entity´s obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

-      Actuarial gains and losses are changes in present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

-      Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period.

-      The past service cost is the change in present value of defined benefit obligation for employee service in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are allocated to the income statement in the lines of other operating expenses - actuarial losses - retirement plans (Note 31) and personnel expenses (Note 27).

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external specialized consulting entity and approved by Management at the end of each year to be effective for the subsequent period.

o) Share Based Compensation

The Bank has compensation plans with long-term conditions for acquisition. The main conditions for acquisition are: (1) conditions of service, provided if the participant remains employed during the period of the Plan to acquire a position to exercise their rights; (2) performance conditions, the amount of investment in Certificates of Deposit Shares (Units) exercisable by the participants will be determined according to the result of a performance measurement parameter of the Bank: Total Shareholder Return (TSR) and it may be reduced, if it does not achieve the goals of the Return on Risk Weighted Assets (RoRWA) modifier, comparison between realized and budgeted in each year, as determined by the Board of Directors and (3) market conditions, since some parameters are conditioned to the value of the shares of the Bank. The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, taking into consideration the market conditions for each plan when the fair value is estimated.

Settlement in Share

The fair value of services is measured by reference to the fair value of the equity instruments granted at the grant date, taking into consideration the market conditions for each plan when the fair value is estimated. In order to recognize the staff costs in contrast with the capital reserves during the period covered, as the services are received, it is considered the treatment of conditions of service and the amount recognized for services received over the period of assessment based on the best estimative for the number of equity instruments expected to grant.

Settlement in Cash

For share-based payments settled in cash (in the form of share appreciation), the Bank measures the services rendered and the corresponding liabilities incurred in the fair value appreciation of the shares at grant date and until the liability is settled. The fair value of liability is revaluated at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in the income statement. In order to recognize the staff costs with the counterparty on the wages payable provisions throughout the validity period, reflecting how the services are rendered, the Bank registers the total liability measurement based on the best estimative of the right of the shares appreciation that will be acquired at the end of the validity period and recognizes the value of the services rendered during the validity period based on the best available estimative. Periodically, the Bank evaluates its estimative over the number of stock appreciation rights to be acquired at the end of the grace period.

Variable Compensation Referenced in Shares

In addition to managers, all employees in position of risk takers receive at least 40% of their variable compensation deferred by at least three years and 50% of the total variable compensation in shares (SANB11), conditioned to their permanence in the Group throughout the duration of the plan.

The plan is subject to Malus and Clawbackclauses application, according to which deferred installment of variable compensation may be reduced or canceled in the event of non-compliance internal rules and exposure to excessive risks.

The fair value of the shares is calculated by the average of the final daily quotation of the shares in the last 15 (fifteen) trading sessions immediately preceding the first business day of the granting month.

p) Funding, Notes Issued and Other Liabilities

Financial liabilities instruments are recognized initially at fair value, considered as the trade price. They are subsequently measured at amortized cost with expenses recognized as a financial cost (Note 17.d).

Among the liabilities initial recognition methods, it is important to emphasize those compound financial instruments which are recognized as such due to the fact that they contain both a debt instrument (liability), and an equity component (embedded derivative).

The recognition of a compound instrument consists in a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity component (derivative convertible into common shares).

In accordance to the COSIF, the hybrid capital and debt instruments represents obligations of issuers (financial institutions) and should be recorded in specific accounts of the liabilities adjusted according for the effect of exchange rate variation, when denominated in foreign currency. All the yield related to these instruments, such as interest and exchange variation (difference between the functional currency and the currency in which the instrument was denominated) shall be accounted as expenses of the period, in compliance with the accrual basis method.

Related to the stockholders' equity component, your registration occurs at the initial moment based in its fair value, if it is different from zero.

The relevant details of the nature of these compound instruments issued are described in Note 20.

q) Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

Banco Santander and its subsidiaries are involved in judicial and administrative lawsuits related to tax, labor and civil, in the normal course of their activities.

The provisions include legal obligations, judicial and administrative lawsuits related to tax and social security obligations, whose matter is to challenge their legality or constitutionality where, regardless the assessment of their loss probability, the amounts are fully recognized in the financial statements.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate and may be fully or partially reversed or reduced when the financial outflows and obligations relevant to the process are no longer probable, including decay of legal deadlines, among others.

Judicial and administrative provisions are constituted when the risk of loss of the judicial or administrative action is assessed as probable and the amounts involved are measurable with sufficient security, based on the nature, complexity, and history of the actions and the opinion of the internal legal counsel and the best information available. For lawsuits for which the risk of loss is possible, provisions are not recorded and the information is disclosed in the notes to the financial statements (Note 22.h) and for proceedings for which the risk of loss is remote, no disclosure is made.

Contingent assets are not recognized, except when there are guarantees or favorable judicial decisions in lawsuits from the past with the same matter, when no further claims are applicable, characterizing the success in such litigation. Contingent assets with the risk of success as probable, if any, are only disclosed in the financial statements.

In lawsuits with favorable decisions to Santander, the counterparty has the right, in the event of specific legal requirements attended, to file a rescission action within a period determined by current legislation. Rescission actions are considered new lawsuits and will they be evaluated for contingent liability purposes if and when they are filed.

r) Social Integration Program (PIS) and Contribution for the Financing of Social Security (Cofins)

The PIS (0.65%) and COFINS (4.00%) are calculated on the gross revenue related to the main activity of the legal entity. The financial institutions may deduct funding expenses in the establishment of the amount base for calculation. PIS and COFINS expenses are recorded in tax expenses. For non-financial companies the rates are 1.65% for PIS and 7.6% for COFINS.

s) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

IRPJ is calculated at the rate of 15% plus a surtax of 10% applied on profit, after adjustments determined by tax legislation. The Social Contribution Tax on Net Profit (CSLL) is calculated at the rate of 15% for financial institutions, insurance and capitalization companies and 9% for other companies, applied on profit, after adjustments required by tax legislation.

Deferred tax credits and liabilities are basically calculated on the temporary differences between the accounting and taxable income, tax losses, negative basis of social contribution and adjustments to market value of securities and derivative financial instruments. The recognition of deferred tax credits and liabilities is made at the rates applicable to the period in which the asset is realized and / or the liability is settled.

According to the current regulation, the tax credits are recognized to the extent that it is probable its recovery with the base of future taxable income generation. The expected realization of the tax credits according to Note 11.b is based on the projections of future earnings supported by a technical study.

t) Interest on shareholders' equity

Published on December 19, 2018, effective as of January 1, 2019, the CMN Resolution nº 4,706 has prospective application and determines procedures for the accounting of capital remuneration. The Resolution decides that Interest on Shareholders 'Equity should be recognized as soon as they are declared or proposed and thus constitute a present obligation at the balance sheet date and, in compliance with this determination, this capital remuneration must be recorded in a specific account in Shareholders' Equity.

u) Impairment

The financial and non-financial assets are measured at the end of each exercise in order to identify evidence of impairment in its accounting value. If there is any indication, the entity shall estimate the recoverable amount of the asset and that loss shall be recognized immediately in the income statement. The recoverable amount of an asset is defined as the highest amount between its fair value net of selling expenses and its value in use.

v) Deferred Income

It refers to income received before the maturity of the underlying obligation and include non-refundable income, primarily related to guarantees provided and credit card annual fees. The allocation to income statement is made in accordance with the terms of the agreements.

w) Non-Controlling Interest - Consolidated Stockholders' Equity

The non-controlling interests (minority interests) are reported and highlighted in a separate stockholders' equity of the parent.

x) Financial Guarantees

CMN Resolution nº 4,512 of July 28, 2016 and Circular Letter Bacen 3,782 of September 19, 2016 established accounting procedures to be applied, determining on the constitution of a provision to cover losses associated with financial guarantees provided in any form, applied prospectively as from January 1, 2017. Losses associated with the likelihood of future disbursements linked to financial guarantees provided are measured in accordance with recognized credit risk management models and practices and based on consistent information and criteria, verifiable. The provision should be sufficient to cover probable losses over the term of the guarantee provided and are evaluated periodically.

y) Subsequent Event

Corresponds to the event occurring between the date of the financial statements and the date on which it was authorized to issue such statements, and comprise by:

•       Events that originate adjustments: are those that evidence of condition that existed at the date of the financial statements; and;

•       Events that don't originate adjustments: are those that evidence of conditions that did not exist on the base date of the financial statements.

4.            Cash and Cash Equivalents

		Bank
	09/30/2019	12/31/2018	09/30/2018	12/31/2017
Cash	9,914,117	11,358,459	14,632,120	11,148,561
Interbank Investments	7,472,861	14,496,489	13,247,081	11,515,820
Money Market Investments	643,358	4,925,769	3,904,791	603,408
Interbank Deposits	1,891,109	1,702,653	1,041,038	1,498,280
Foreign Currency Investments	4,938,394	7,868,067	8,301,252	9,414,132
Total	17,386,978	25,854,948	27,879,201	22,664,381

		Consolidated
	09/30/2019	12/31/2018	09/30/2018	12/31/2017
Cash	10,306,910	11,629,112	14,944,755	11,234,369
Interbank Investments	6,483,239	13,656,870	12,978,632	11,278,948
Money Market Investments	643,358	4,925,769	3,904,791	673,426
Interbank Deposits	900,222	862,449	771,617	1,190,802
Foreign Currency Investments	4,939,659	7,868,652	8,302,224	9,414,720
Total	16,790,149	25,285,982	27,923,387	22,513,317

5.            Interbank Investments

Bank
				09/30/2019	12/31/2018
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	18,145,142	8,995,597	-	27,140,739	45,325,687
Own Portfolio	644,143	-	-	644,143	2,335,670
Financial Treasury Bills - LFT	-	-	-	-	9,017
National Treasury Bills - LTN	5,078	-	-	5,078	703,522
National Treasury Notes - NTN	639,065	-	-	639,065	1,623,131
Third-party Portfolio	4,905,028	2,329,956	-	7,234,984	14,673,484
National Treasury Bills - LTN	406,547	76,500	-	483,047	3,787,598
National Treasury Notes - NTN	4,498,481	2,253,456	-	6,751,937	10,885,886
Sold Position	12,595,971	6,665,641	-	19,261,612	28,316,533
National Treasury Bills - LTN	1,912,347	124,523	-	2,036,870	10,073,521
National Treasury Notes - NTN	10,683,624	6,541,118	-	17,224,742	18,243,012
Interbank Deposits	8,454,670	28,818,971	31,386,978	68,660,619	61,302,911
Foreign Currency Investments	4,938,394	-	-	4,938,394	7,868,067
Total	31,538,206	37,814,568	31,386,978	100,739,752	114,496,665

Consolidated
				09/30/2019	12/31/2018
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	18,145,142	8,995,597	-	27,140,739	44,825,827
Own Portfolio	644,143	-	-	644,143	2,835,809
Financial Treasury Bills - LFT	-	-	-	-	9,017
National Treasury Bills - LTN	5,078	-	-	5,078	1,703,521
National Treasury Notes - NTN	639,065	-	-	639,065	1,123,271
Third-party Portfolio	4,905,028	2,329,956	-	7,234,984	13,673,485
National Treasury Bills - LTN	406,547	76,500	-	483,047	2,787,599
National Treasury Notes - NTN	4,498,481	2,253,456	-	6,751,937	10,885,886
Sold Position	12,595,971	6,665,641	-	19,261,612	28,316,533
National Treasury Bills - LTN	1,912,347	124,523	-	2,036,870	10,073,521
National Treasury Notes - NTN	10,683,624	6,541,118	-	17,224,742	18,243,012
Interbank Deposits	2,181,987	1,366,504	564,266	4,112,757	4,117,752
Foreign Currency Investments	4,939,659	-	-	4,939,659	7,868,652
Total	25,266,788	10,362,101	564,266	36,193,155	56,812,231

6.            Securities and Derivatives Financial Instruments

a) Securities

I) By Category

Bank
				09/30/2019	12/31/2018
	Amortized	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Cost	Income	Equity	Amount	Amount
Trading Securities	42,326,403	508,448	-	42,834,851	47,827,195
Government Securities	41,149,995	443,808	-	41,593,803	47,282,124
Private Securities	1,176,408	64,640	-	1,241,048	545,071
Available-for-Sale Securities	121,473,176	3,059,257	4,777,801	129,310,234	106,498,971
Government Securities	93,619,622	2,983,852	4,416,281	101,019,755	82,478,707
Private Securities	27,853,554	75,405	361,520	28,290,479	24,020,264
Held-to-Maturity Securities	11,661,417	-	-	11,661,417	11,256,327
Government Securities	11,661,417	-	-	11,661,417	11,256,327
Total Securities	175,460,996	3,567,705	4,777,801	183,806,502	165,582,493

Consolidated
				09/30/2019	12/31/2018
	Amortized	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Cost	Income	Equity	Amount	Amount
Trading Securities	48,741,514	594,648	-	49,336,162	54,001,557
Government Securities	46,189,439	443,808	-	46,633,247	51,909,118
Private Securities	2,552,075	150,840	-	2,702,915	2,092,439
Available-for-Sale Securities	126,453,516	3,059,258	4,846,001	134,358,775	111,179,802
Government Securities	99,956,308	2,983,853	4,484,478	107,424,639	88,337,847
Private Securities	26,497,208	75,405	361,523	26,934,136	22,841,955
Held-to-Maturity Securities	11,661,417	-	-	11,661,417	11,256,327
Government Securities	11,661,417	-	-	11,661,417	11,256,327
Total Securities	186,856,447	3,653,906	4,846,001	195,356,354	176,437,686

II) Trading Securities

				Bank			Consolidated
			09/30/2019	12/31/2018			09/30/2019	12/31/2018
		Adjustment				Adjustment
	Amortized	to Fair Value -	Carrying	Carrying	Amortized	to Fair Value -	Carrying	Carrying
Trading Securities	Cost	Income	Amount	Amount	Cost	Income	Amount	Amount
Government Securities	41,149,995	443,808	41,593,803	47,282,124	46,189,439	443,808	46,633,247	51,909,118
Financial Treasury Bills - LFT	1,298,583	407	1,298,990	2,158,662	4,341,593	407	4,342,000	5,070,617
National Treasury Bills - LTN	18,223,171	18,584	18,241,755	15,633,571	18,223,173	18,584	18,241,757	15,633,571
National Treasury Notes - NTN	21,163,485	415,417	21,578,902	28,976,194	23,159,917	415,417	23,575,334	30,691,233
Agricultural Debt Securities - TDA	94,600	4,586	99,186	126,519	94,600	4,586	99,186	126,519
Brazilian Foreign Debt Notes	370,156	4,814	374,970	387,178	370,156	4,814	374,970	387,178
Private Securities	1,176,408	64,640	1,241,048	545,071	2,552,075	150,840	2,702,915	2,092,439
Shares	-	-	-	4,211	249,280	39,264	288,544	589,647
Investment Fund Shares	772,452	60,446	832,898	130,528	833,503	107,382	940,885	-
Investment Fund Real Estate	-	-	-	-	39,604	-	39,604	625
Debentures	330,442	4,565	335,007	274,988	1,356,174	4,565	1,360,739	1,161,466
Certificates of Real Estate Receivables - CRI	31,852	(11)	31,841	-	31,852	(11)	31,841	-
Certificates of Agribusiness Receivables - CRA	41,662	(360)	41,302	135,344	41,662	(360)	41,302	135,344
Certificates of Time Deposits - CDB	-	-	-	-	-	-	-	205,357
Total	42,326,403	508,448	42,834,851	47,827,195	48,741,514	594,648	49,336,162	54,001,557

						Bank
						09/30/2019
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	13,161,186	5,121,370	8,297,037	15,014,210	41,593,803
Financial Treasury Bills - LFT	-	-	273,405	209,274	816,311	1,298,990
National Treasury Bills - LTN	-	13,042,226	2,029,685	2,277,136	892,708	18,241,755
National Treasury Notes - NTN	-	87,779	2,547,956	5,657,984	13,285,183	21,578,902
Agricultural Debt Securities - TDA	-	31,181	21,785	26,638	19,582	99,186
Brazilian Foreign Debt Securities	-	-	248,539	126,005	426	374,970
Private Securities	832,898	3,874	8,160	17,496	378,620	1,241,048
Investment Fund Shares	832,898	-	-	-	-	832,898
Certificates of Real Estate Receivables - CRI	-	-	187	-	31,654	31,841
Debentures	-	3,741	3,084	13,170	315,012	335,007
Certificates of Agribusiness Receivables - CRA	-	133	4,889	4,326	31,954	41,302
Total	832,898	13,165,060	5,129,530	8,314,533	15,392,830	42,834,851

					Consolidated
						09/30/2019
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	13,161,186	5,521,540	10,800,509	17,150,012	46,633,247
Financial Treasury Bills - LFT	-	-	673,576	2,580,453	1,087,971	4,342,000
National Treasury Bills - LTN	-	13,042,226	2,029,685	2,277,138	892,708	18,241,757
National Treasury Notes - NTN	-	87,779	2,547,956	5,790,275	15,149,324	23,575,334
Agricultural Debt Securities - TDA	-	31,181	21,785	26,638	19,582	99,186
Brazilian Foreign Debt Notes	-	-	248,538	126,005	427	374,970
Private Securities	1,269,033	3,874	58,377	17,496	1,354,135	2,702,915
Shares	288,544	-	-	-	-	288,544
Investment Fund Real Estate	39,604	-	-	-	-	39,604
Investment Fund Shares	940,885	-	-	-	-	940,885
Debentures	-	3,741	53,301	13,170	1,290,527	1,360,739
Certificates of Agribusiness Receivables - CRA	-	133	4,889	4,326	31,954	41,302
Certificates of Real Estate Receivables - CRI	-	-	187	-	31,654	31,841
Total	1,269,033	13,165,060	5,579,917	10,818,005	18,504,147	49,336,162

III) Available-for-Sale Securities

						Bank
					09/30/2019	12/31/2018

		Amortized		Fair Value on:	Carrying	Carrying
Available-for-Sale Securities		Cost	Income	Equity	Amount	Amount
Government Securities		93,619,622	2,983,852	4,416,281	101,019,755	82,478,707
Treasury Certificates - CFT		917	-	205	1,122	1,007
Securitized Credit		886	-	80	966	1,446
Financial Treasury Bills - LFT		11,007,124	-	7,230	11,014,354	9,390,914
National Treasury Bills - LTN		29,425,336	819,088	223,329	30,467,753	36,883,802
National Treasury Notes - NTN (3)		39,154,156	2,164,764	4,154,474	45,473,394	32,338,196
Mexican Foreign Debt Bonds		2,092,524		20,257	2,112,781	-
Spanish Foreign Debt Bonds		11,938,679	-	10,706	11,949,385	3,863,342
Private Securities		27,853,554	75,405	361,520	28,290,479	24,020,264
Shares		320	-	(262)	58	50
Investment Fund Shares in Participation - FIP		23,039	-	-	23,039	23,074
Investment Funds		3,764,355	-	-	3,764,355	1,332,021
Investment Fund Real Estate		339,372	-	-	339,372	-
Debentures (1)		11,366,197	75,405	297,202	11,738,804	9,871,056
Eurobonds		2,927,262	-	80,925	3,008,187	2,331,017
Promissory Notes - NP		4,093,631	-	(53,753)	4,039,878	6,625,314
Financial Bills - LF		246,574	-	838	247,412	236,368
Certificates of Real Estate Receivables - CRI		118,137	-	6,556	124,693	151,618
Rural Product Note - CPR		4,974,667	-	30,014	5,004,681	3,449,746
Total		121,473,176	3,059,257	4,777,801	129,310,234	106,498,971

					Consolidated
					09/30/2019	12/31/2018

		Amortized		Fair Value on:	Carrying	Carrying
Available-for-Sale Securities		Cost	Income	Equity	Amount	Amount
Government Securities		99,956,308	2,983,853	4,484,478	107,424,639	88,337,847
Treasury Certificates - CFT		917	-	205	1,122	1,007
Securitized Credit		886	-	80	966	1,446
Financial Treasury Bills - LFT (2)		13,551,833	-	8,257	13,560,090	12,180,134
National Treasury Bills - LTN		30,831,289	819,089	223,328	31,873,706	37,855,695
National Treasury Notes - NTN (3)		41,407,891	2,164,764	4,221,645	47,794,300	34,436,223
Mexican Foreign Debt Bonds		2,092,524	-	20,257	2,112,781	-
Spanish Foreign Debt Bonds		11,938,679	-	10,706	11,949,385	3,863,342
Bond Treasury		132,289	-	-	132,289	-
Private Securities		26,497,208	75,405	361,523	26,934,136	22,841,955
Shares		142,313	-	(262)	142,051	5,398
Investment Fund Shares in Participation - FIP		23,039	-	-	23,039	23,074
Investment Fund Shares		2,513,397	-	-	2,513,397	156,306
Investment Fund Real Estate		405,097	-	-	405,097	65,983
Debentures (1)		10,995,427	75,405	297,204	11,368,036	9,792,922
Eurobonds		2,927,262	-	80,925	3,008,187	2,331,017
Promissory Notes - NP		4,151,298	-	(53,753)	4,097,545	6,625,314
Financial Bills - LF		246,574	-	838	247,412	236,368
Certificates of Real Estate Receivables - CRI		118,137	-	6,556	124,693	151,618
Certificates of Time Deposits - CDB		-	-	-	-	4,209
Rural Product Note - CPR		4,974,664	-	30,015	5,004,679	3,449,746
Total		126,453,516	3,059,258	4,846,001	134,358,775	111,179,802

						Bank
						09/30/2019
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	14,088,023	13,597,824	19,337,007	53,996,901	101,019,755
Treasury Certificates - CFT	-	-	-	-	1,122	1,122
Securitized Credit	-	116	366	484	-	966
Financial Treasury Bills - LFT	-	-	11,065	3,074,874	7,928,415	11,014,354
National Treasury Bills - LTN	-	-	12,944,048	13,514,590	4,009,115	30,467,753
National Treasury Notes - NTN (3)	-	25,741	642,345	2,747,059	42,058,249	45,473,394
Mexican Foreign Debt Bonds	-	2,112,781	-	-	-	2,112,781
Spanish Foreign Debt Bonds	-	11,949,385	-	-	-	11,949,385
Private Securities	4,214,652	1,650,220	6,285,904	5,345,851	10,793,852	28,290,479
Shares	58	-	-	-	-	58
Investment Fund Shares in Participation - FIP	23,039	-	-	-	-	23,039
Investment Fund Shares	3,764,355	-	-	-	-	3,764,355
Investment Fund Real Estate	339,372	-	-	-	-	339,372
Debentures (1)	12,145	250,261	2,024,440	2,351,730	7,100,228	11,738,804
Eurobonds	-	416,537	-	-	2,591,650	3,008,187
Promissory Notes - NP	73,880	132,612	1,972,482	1,716,352	144,552	4,039,878
Financial Bills - LF	-	56,939	190,473	-	-	247,412
Certificates of Real Estate Receivables - CRI	-	292	20,931	99,414	4,056	124,693
Rural Product Note - CPR	1,803	793,579	2,077,578	1,178,355	953,366	5,004,681
Total	4,214,652	15,738,243	19,883,728	24,682,858	64,790,753	129,310,234

					Consolidated
						09/30/2019
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	14,088,023	14,515,155	23,085,929	55,735,532	107,424,639
Treasury Certificates - CFT	-	-	-	1,122	-	1,122
Securitized Credit	-	116	366	484	-	966
Financial Treasury Bills - LFT (2)	-	-	928,396	3,933,940	8,697,754	13,560,090
National Treasury Bills - LTN	-	-	12,944,048	14,477,832	4,451,826	31,873,706
National Treasury Notes - NTN (3)	-	25,741	642,345	4,540,262	42,585,952	47,794,300
Mexican Foreign Debt Bonds	-	2,112,781	-	-	-	2,112,781
Spanish Foreign Debt Bonds	-	11,949,385	-	-	-	11,949,385
Bond Treasury	-	-	-	132,289	-	132,289
Private Securities	3,171,412	1,650,220	6,215,457	5,403,517	10,493,530	26,934,136
Shares	142,051	-	-	-	-	142,051
Investment Fund Shares in Participation - FIP	23,039	-	-	-	-	23,039
Investment Fund Shares	2,513,397	-	-	-	-	2,513,397
Investment Fund Real Estate	405,097	-	-	-	-	405,097
Debentures	12,145	250,261	1,953,993	2,351,729	6,799,908	11,368,036
Eurobonds	-	416,537	-	-	2,591,650	3,008,187
Promissory Notes - NP	73,880	132,612	1,972,482	1,774,019	144,552	4,097,545
Financial Bills - LF	-	56,939	190,473	-	-	247,412
Certificates of Real Estate Receivables - CRI	-	292	20,931	99,414	4,056	124,693
Rural Product Note - CPR	1,803	793,579	2,077,578	1,178,355	953,364	5,004,679
Total	3,171,412	15,738,243	20,730,612	28,489,446	66,229,062	134,358,775

(1)  In the Bank and Consolidated, includes securities issued by mixed-capital companies in the amount of R$9,645 (12/31/2018 - R$7) in securities for trading and R$286,360 (12/31/2018 - R$548,743) in available-for-sale securities.

(2)  On December 31, 2018, management decided to change the classification of Financial Treasury Bills – LFT, of the securities portfolio of Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Getnet SA), Banco Bandepe SA and Santander Corretora de Cambio e Valores Mobiliários S.A. (Santander CCVM). The securities were transferred from the Trading to Available for Sale category, in the amounts of R$739,430, R$14,099 and R$375,488, respectively. Such transfers did not impact the amounts of Consolidated and also did not generate effect on the result. The change in the category occurred due to the revaluation of the recent trading history of these assets.

(3)  On September 30, 2019, the quantity of 1,140,000 in the amount of R$1,334,849  (12/31/2018 – 1,040,000 in the amount of R$1,244,672) Notes National Treasury - NTN are bound by the obligation assumed by Banco Santander to hedge the unamortized reserves Plan V of the Social Security Fund (Banesprev).

IV) Held-to-Maturity Securities

					Bank/Consolidated
							09/30/2019
							By Maturity

		Amortized Cost			From 1 to	Over
Held-to-Maturity Securities (1)	09/30/2019	12/31/2018	Up to 3 Months	From 3 to 12 Months	3 Years	3 Years	Total
Government Securities	11,661,417	11,256,327	25,432	123,449	1,311,622	10,200,914	11,661,417
National Treasury Notes - NTN	3,662,070	3,336,462	25,432	-	-	3,636,638	3,662,070
Brazilian Foreign Debt Bonds	7,999,347	7,919,865	-	123,449	1,311,622	6,564,276	7,999,347
Total	11,661,417	11,256,327	25,432	123,449	1,311,622	10,200,914	11,661,417

(1) The market value of held to maturity securities is R$12,896,080 (12/31/2018 - R$12,131,544).

For the first period of 2019, there were no changes in the federal public securities and other securities classified as held-to-maturity.

Given the provisions of Article 5 of Circular Bacen 3,068/2001, Banco Santander has the financial capacity and intention to hold to maturity securities classified as held-to-maturity.

The market value of securities is estimated based on the average quotation on organized markets and their estimated cash flows, discounted to present value using the applicable interest rate curves, considered as representative of market conditions at the end of balance.

V) Financial Income - Securities Transactions

	Bank				Consolidated
	07/01 to 09/30/2019	01/01 to 09/30/2019	07/01 to 09/30/2018	01/01 to 09/30/2018	07/01 to 09/30/2019	01/01 to 09/30/2019	07/01 to 09/30/2018	01/01 to 09/30/2018

Income From Fixed-Income Securities (1)	11,888,371	20,855,522	4,151,591	13,379,773	12,622,415	22,262,789	3,830,310	12,994,328
Income From Interbank Investments	2,510,373	6,495,090	2,318,295	8,736,813	1,030,597	2,755,989	1,668,734	5,533,868
Income From Variable-Income Securities	18,479	80,961	16,152	(50,698)	(256,443)	(251,146)	71,319	(94,629)
Financial Income of Pension and Capitalization	-	-	-	-	41,545	108,146	36,538	109,201
Provision for Impairment Losses (2)	(67,644)	(41,030)	(222,811)	(300,355)	(72,876)	(46,262)	(222,811)	(300,355)
Others (3)	(740,202)	(615,706)	(92,166)	(577,915)	(842,435)	(852,962)	(119,378)	(517,000)
Total	13,609,377	26,774,837	6,171,061	21,187,618	12,522,803	23,976,554	5,264,712	17,725,413

(1)  In the third quarter of 2019, includes exchange variation revenue in the amount of R$7,372,649 in the Bank and in the Consolidated (2018 – revenue of R$650,171 in the Bank and R$309,288 in the Consolidated). The accumulated in the period of nine months ended in September 30, 2019, includes exchange variation revenue in the amount of R$6,575,336 in the Bank in the Consolidated (2018 – revenue of R$3,329,991 in the Bank and Consolidated).

(2) Corresponds to the permanent loss record, referring to securities classified as available for sale.

(3) On September 30, 2019, includes the net valuation of investment fund quotas and participations and in 2018, in the Bank and Consolidated includes exchange variation expense in the amount of R$111,874 in the first quarter and R$590,418 in the accumulated of nine months.
b) Derivatives Financial Instruments

The main risk factors associated to derivatives contracted are related to exchange rates, interest rates and stocks. To manage these and other market risk factors the Bank uses practices which include the measurement and follow up of the limit´s usage previously defined on internal committees, as well as the daily follow up of the portfolios values in risk, sensitivities and changes in the interest rate and exchange exposure, liquidity gaps, among other practices which allow the control and follow up on the main risk metrics that can affect the Bank´s position in the several markets which it acts. Based on this management model, the Bank has accomplished its goal, using operations with derivatives, in optimize the relation risk/benefits even in situation with great volatility.

The derivatives fair value is determined through quotation of market prices. The swaps contracts fair value is determined using discounted cash flow modeling techniques, reflecting suitable risk factors. The fair value of NDF and Future contracts are also determined based on the quotation of market prices for derivatives traded in specific chamber or using the same methodology applied for swap contracts. The fair value of options derivatives is determined based on the mathematical models, such as Black & Scholes, using yield rates, implied volatilities and the fair value of the corresponding asset. The current market prices are used to price the volatilities. For the derivatives which do not have prices directly disclosed by specific chamber, their fair values are obtained through pricing models which use market information, based on disclosed prices of more liquid assets. Interest rate curves and market volatilities are extracted from theses prices to be used as first input in these models.

I) Summary of Derivative Financial Instruments

The composition of the Derivative Financial Instruments portfolio (Assets and Liabilities) by type of instrument, at market value:

		Bank	Consolidated
	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Assets
Swap Differentials Receivable	9,441,547	6,806,838	14,523,643	14,730,123
Option Premiums to Exercise	807,955	558,123	915,172	716,936
Forward Contracts and Others	2,309,474	2,526,669	2,373,339	2,579,936
Total	12,558,976	9,891,630	17,812,154	18,026,995
Liabilities
Swap Differentials Payable	11,841,004	8,038,706	17,512,796	16,180,410
Option Premiums Launched	888,061	489,055	952,907	563,787
Forward Contracts and Others	2,098,429	2,156,206	2,098,429	2,156,206
Total	14,827,494	10,683,967	20,564,132	18,900,403

II) Derivatives Recorded in Memorandum Accounts and Balance Sheets

					Bank
			09/30/2019			12/31/2018
			Trading			Trading
	Notional (1)	Cost	Fair Value	Notional (1)	Cost	Fair Value
Swap	-	(1,700,389)	(2,398,887)	-	998,382	(1,359,406)
Assets	154,255,166	15,485,483	15,585,516	130,803,058	46,814,992	46,743,076
CDI (Interbank Deposit Rates)	46,450,384	6,037,195	5,947,455	42,677,740	25,037,700	24,982,266
Fixed Interest Rate - Real	55,215,039	-	-	30,281,235	-	-
Indexed to Price and Interest Rates	3,055,227	-	-	2,581,215	-	-
Foreign Currency	49,481,116	9,448,288	9,638,061	55,209,468	21,777,292	21,760,810
Others	53,400	-	-	53,400	-	-
Liabilities	155,955,555	(17,185,872)	(17,984,403)	129,804,676	(45,816,610)	(48,102,482)
CDI (Interbank Deposit Rates)	40,413,189	-	-	17,640,040	-	-
Fixed Interest Rate - Real	70,925,255	(15,710,215)	(16,656,094)	53,484,663	(23,203,428)	(25,514,843)
Indexed to Price and Interest Rates	3,254,687	(199,460)	(148,242)	24,308,601	(21,727,386)	(21,775,017)
Foreign Currency	40,032,827	-	-	33,432,176	-	-
Others	1,329,597	(1,276,197)	(1,180,067)	939,196	(885,796)	(812,622)

					Bank
			09/30/2019			12/31/2018
			Trading			Trading
	Notional (1)	Cost	Fair Value	Notional (1)	Cost	Fair Value
Options	724,367,434	(203,261)	(80,107)	330,078,421	1,303	69,068
Purchased Position	337,995,024	466,076	807,954	146,586,573	528,822	558,123
Call Option - Foreign Currency	1,544,344	-	3,508	14,518,058	268,629	239,079
Put Option - Foreign Currency	2,611,721	82	27,490	8,893,620	135,576	90,736
Call Option - Other	36,449,651	216,276	180,721	1,313,613	25,710	7,378
Interbank Market	36,427,913	216,276	178,590	639,488	10,543	4,537
Others (2)	21,738	-	2,131	674,125	15,167	2,841
Put Option - Other	297,389,308	249,718	596,235	121,861,282	98,907	220,930
Interbank Market	297,365,571	249,718	596,217	121,800,897	90,997	217,726
Others (2)	23,737	-	18	60,385	7,910	3,204
Sold Position	386,372,410	(669,337)	(888,061)	183,491,848	(527,519)	(489,055)
Call Option - Foreign Currency	1,329,878	-	(1,623)	7,615,856	(124,442)	(101,034)
Put Option - Foreign Currency	1,530,752	(83)	(18,137)	12,160,912	(276,500)	(169,431)
Call Option - Other	84,619,761	(220,168)	(198,976)	29,907,415	(21,381)	(22,063)
Interbank Market	84,594,150	(220,168)	(198,880)	29,609,298	(10,574)	(13,195)
Others (2)	25,611	-	(96)	298,117	(10,807)	(8,868)
Put Option - Other	298,892,019	(449,086)	(669,325)	133,807,665	(105,196)	(196,527)
Interbank Market	298,883,274	(449,086)	(668,975)	133,719,046	(93,269)	(179,841)
Others (2)	8,745	-	(350)	88,619	(11,927)	(16,686)
Futures Contracts	438,549,020	-	-	288,958,465	-	-
Purchased Position	129,332,371	-	-	85,897,286	-	-
Exchange Coupon (DDI)	11,478,695	-	-	20,590,068	-	-
Interest Rates (DI1 and DIA)	111,504,008	-	-	32,498,065	-	-
Foreign Currency	5,250,675	-	-	32,456,813	-	-
Indexes (3)	1,098,993	-	-	352,340	-	-
Treasury Bonds/Notes	-	-	-	-	-	-
Sold Position	309,216,649	-	-	203,061,179	-	-
Exchange Coupon (DDI)	222,788,204	-	-	146,948,795	-	-
Interest Rates (DI1 and DIA)	74,009,735	-	-	54,119,810	-	-
Foreign Currency	11,767,666	-	-	1,992,574	-	-
Indexes (3)	58,323	-	-	-	-	-
Forward Contracts and Others	120,711,273	1,234,671	211,043	90,906,932	1,907,981	370,463
Purchased Commitment	57,876,555	596,804	7,343	38,662,360	(3,569,322)	618,568
Currencies	56,652,093	589,642	33,112	38,095,625	(3,569,571)	618,980
Others	1,224,462	7,162	(25,769)	566,735	249	(412)
Sell Commitment	62,834,718	637,867	203,700	52,244,572	5,477,303	(248,105)
Currencies	62,215,587	643,843	194,275	51,958,529	5,470,937	(252,160)
Others	619,131	(5,976)	9,425	286,043	6,366	4,055

					Consolidated
			09/30/2019			12/31/2018
			Trading			Trading
	Notional (1)	Cost	Fair Value	Notional (1)	Cost	Fair Value
Swap	-	(2,588,804)	(2,988,583)	-	848,521	(1,360,894)
Assets	168,756,253	27,123,073	25,761,371	177,288,868	64,135,648	44,557,490
CDI (Interbank Deposit Rates)	46,159,424	16,570,451	17,052,172	36,190,014	24,388,416	24,337,807
Fixed Interest Rate - Real	61,845,929	-	-	47,968,999	-	-
Indexed to Price and Interest Rates	2,546,324	-	-	2,581,215	-	-
Foreign Currency	58,204,576	10,552,622	8,709,199	90,495,240	39,747,232	20,219,683
Others	-	-	-	53,400	-	-
Liabilities	171,345,058	(29,711,877)	(28,749,954)	176,440,347	(63,287,127)	(45,918,384)
CDI (Interbank Deposit Rates)	29,588,973	-	-	11,801,598	-	-
Fixed Interest Rate - Real	89,519,847	(27,673,917)	(27,994,774)	88,372,044	(40,403,045)	(23,075,374)
Indexed to Price and Interest Rates	3,254,687	(708,363)	(699,937)	24,308,601	(21,727,386)	(21,775,017)
Foreign Currency	47,651,954	-	-	50,748,008	-	-
Others	1,329,597	(1,329,597)	(55,243)	1,210,096	(1,156,696)	(1,067,993)
Options	809,208,247	(203,343)	(37,736)	335,073,080	2,863	153,149
Purchased Position	342,369,558	465,994	915,171	149,076,796	514,907	716,936
Call Option - Foreign Currency	1,490,855	-	3,206	14,518,058	268,629	239,079
Put Option - Foreign Currency	2,558,321	-	26,129	8,893,620	135,576	90,736
Call Option - Other	39,943,097	216,276	276,495	3,118,344	25,710	131,297
Interbank Market	36,427,913	216,276	178,590	639,488	10,543	4,537
Others (2)	3,515,184	-	97,905	2,478,856	15,167	126,760
Put Option - Other	298,377,285	249,718	609,341	122,546,774	84,992	255,824
Interbank Market	297,365,571	249,718	596,217	121,782,816	77,082	217,726
Others (2)	1,011,714	0	13,124	763,958	7,910	38,098
Sold Position	466,838,689	(669,337)	(952,907)	185,996,284	(512,044)	(563,787)
Call Option - Foreign Currency	1,329,878	-	(1,623)	7,615,856	(124,442)	(101,034)
Put Option - Foreign Currency	1,477,434	(83)	(15,564)	12,160,912	(276,500)	(169,431)
Call Option - Other	163,871,042	(220,168)	(256,163)	31,679,919	(21,381)	(66,002)
Interbank Market	84,594,150	(220,168)	(198,880)	29,609,298	(10,574)	(13,195)
Others (2)	79,276,892	(0)	(57,283)	2,070,621	(10,807)	(52,807)
Put Option - Other	300,160,335	(449,086)	(679,557)	134,539,597	(89,721)	(227,320)
Interbank Market	298,883,274	(449,086)	(668,975)	133,703,672	(77,794)	(179,841)
Others (2)	1,277,061	-	(10,582)	835,925	(11,927)	(47,479)
Futures Contracts	439,020,975	-	-	289,508,200	-	-
Purchased Position	129,590,156	-	-	86,203,734	-	-
Exchange Coupon (DDI)	11,478,695	-	-	20,590,068	-	-
Interest Rates (DI1 and DIA)	111,633,340	-	-	32,690,685	-	-
Foreign Currency	5,250,675	-	-	32,456,813	-	-
Indexes (3)	1,227,446	-	-	466,168	-	-
Treasury Bonds/Notes	-	-	-	-	-	-

					Consolidated
			09/30/2019			12/31/2018
			Trading			Trading
	Notional (1)	Cost	Fair Value	Notional (1)	Cost	Fair Value
Sold Position	309,430,819	-	-	203,304,466	-	-
Exchange Coupon (DDI)	222,788,204	-	-	146,948,795	-	-
Interest Rates (DI1 and DIA)	74,078,005	-	-	54,160,203	-	-
Foreign Currency	11,767,666	-	-	1,992,574	-	-
Indexes (3)	204,223	-	-	202,894	-	-
Forward Contracts and Others	120,715,182	1,238,580	274,906	90,910,841	1,911,891	423,730
Purchased Commitment	57,880,464	600,713	71,206	38,666,269	(3,565,412)	671,835
Currencies	56,652,093	589,642	33,112	38,095,625	(3,569,571)	618,980
Others	1,228,371	11,071	38,094	570,644	4,159	52,855
Sell Commitment	62,834,718	637,867	203,700	52,244,572	5,477,303	(248,105)
Currencies	62,215,587	643,843	194,275	51,958,529	5,470,937	(252,160)
Others	619,131	(5,976)	9,425	286,043	6,366	4,055

(1) Nominal value of the updated contracts.

(2) Includes options of indexes, mainly being options involving US treasury, shares and stock indexes.

(3) Includes Bovespa and S&P indexes.

III) Derivatives Financial Instruments by Counterparty

					Bank
					Notional
				09/30/2019	12/31/2018
		Related	Financial
	Customers	Parties	Institutions (1)	Total	Total
Swap	33,804,333	62,739,901	57,710,932	154,255,166	130,803,058
Options	18,757,748	160,209	705,449,477	724,367,434	330,078,421
Futures Contracts	-	-	438,549,020	438,549,020	288,958,465
Forward Contracts and Others	43,898,114	69,473,417	7,339,742	120,711,273	90,906,932

				Consolidated
					Notional
				09/30/2019	12/31/2018
		Related	Financial
	Customers	Parties	Institutions (1)	Total	Total
Swap	33,804,333	39,591,831	95,360,089	168,756,253	177,288,868
Options	18,757,744	160,209	790,290,294	809,208,247	335,073,080
Futures Contracts	-	-	439,020,975	439,020,975	289,508,200
Forward Contracts and Others	43,898,114	69,473,417	7,343,651	120,715,182	90,910,841

(1) Includes operations that have counterpart B3 S.A. - Brazil, Stock Exchange, Counter (B3) and other stock and commodity exchanges.

IV) Derivatives Financial Instruments by Maturity

					Bank
					Notional
				09/30/2019	12/31/2018
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Asset
Swap	28,721,440	21,040,921	104,492,805	154,255,166	130,803,058
Options	44,582,557	665,691,506	14,093,371	724,367,434	330,078,421
Futures Contracts	140,882,436	179,106,632	118,559,952	438,549,020	288,958,465
Forward Contracts and Others	72,156,418	21,474,130	27,080,725	120,711,273	90,906,932

				Consolidated
					Notional
				09/30/2019	12/31/2018
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Liabilities
Swap	30,829,440	12,915,591	125,011,222	168,756,253	177,288,868
Options	127,932,205	666,965,305	14,310,737	809,208,247	335,073,080
Futures Contracts	141,142,256	179,222,696	118,656,023	439,020,975	289,508,200
Forward Contracts and Others	72,160,328	21,474,130	27,080,724	120,715,182	90,910,841

V) Derivatives Financial Instruments by Trade Market

				Bank
				Notional
			09/30/2019	12/31/2018
	Exchange (1)	Over the Counter (2)	Total	Total
Swap	31,248,590	123,006,576	154,255,166	130,803,058
Options	702,373,691	21,993,743	724,367,434	330,078,421
Futures Contracts	438,549,020	-	438,549,020	288,958,465
Forward Contracts and Others	3,884,780	116,826,493	120,711,273	90,906,932

			Consolidated
				Notional
			09/30/2019	12/31/2018
	Exchange (1)	Over the Counter (2)	Total	Total
Swap	31,248,590	137,507,663	168,756,253	177,288,868
Options	702,213,483	106,994,764	809,208,247	335,073,080
Futures Contracts	439,020,975	-	439,020,975	289,508,200
Forward Contracts and Others	3,884,781	116,830,401	120,715,182	90,910,841

(1) Includes amount traded with the B3.

(2) Composed by operations that are included in Clearing Houses, according to the regulation of the Bacen.

VI) Information on Credit Derivatives

Banco Santander uses credit derivatives with the objectives of performing counterparty risk management and meeting its customers' demands, performing protection purchase and sale transactions through credit default swaps and total return swaps, primarily related to Brazilian sovereign risk securities.

Total Return Swaps – TRS

Credit derivatives refer to the exchange of the return of the reference obligation by a cash flow and in which, in the event of a credit event, the protection buyer is usually entitled to receive from the protection seller the equivalent of the difference between the restated amount and the fair value (market value) of the reference obligation on the settlement date of the agreement.

Credit Default Swaps – CDS

These are credit derivatives where, in the event of a credit event, the protection buyer is entitled to receive from the protection seller the equivalent of the difference between the face value of the CDS agreement and the fair value (market value) of the reference obligation on the settlement date of the contract. In return, the seller receives compensation for the sale of the protection.

Below, the composition of the Credit Derivatives portfolio shown by its reference value and effect in the calculation of Required Stockholders' Equity.

		09/30/2019		09/30/2018

	Nominal Value		Nominal Value
	Retained Risk	Nominal Value	Retained Risk	Nominal Value
	Total Rate of Return Swap	Transferred Risk -	Total Rate of Return Swap	Transferred Risk -
		Credit Swap		Credit Swap
Credit Swaps	2,516,678	624,660	1,959,128	416,541
Total	2,516,678	624,660	1,959,128	416,541

Value referring to the premium paid on CDS for use as collateral (transfer of risks) in the amount of R$568.

The PLE effect on received risk was R$3,286 (12/31/2018 – R$84,487). In 2019, the Bacen emitted the Circular n° 3,904 that changed procedures to measure de exposition value relatives to loan risk in counterpart in consequence of securities and derivatives operations that affect the capital.

During the period there was no occurrence of credit event related to the events generated by the contracts.

		09/30/2019

	Over
Maximum Potential for Future Payments - Gross	12 Months	Total
Per Instrument
CDS	2,516,678	2,516,678
Total	2,516,678	2,516,678
Per Risk Classification
Below Investment Grade	2,516,678	2,516,678
Total	2,516,678	2,516,678
Per Reference Entity
Brazilian Government	2,516,678	2,516,678
Total	2,516,678	2,516,678

VII) Hedge Accounting

The effectiveness determined for the hedge portfolio is in accordance with Bacen Circular 3,082 / 2002 and the following hedge accounting structures were established:

VII.I) Market Risk Hedge

The Bank's market risk hedging strategies consist of a hedge of exposure to variation in market risk, in receipts and interest payments related to assets and liabilities recognized.

The Bank's market risk hedging methodology segregates transactions by risk factor (eg, real / dollar exchange rate risk, fixed interest rate risk in Reais, dollar exchange rate risk, inflation, interest rate risk, etc.). Transactions generate exposures that are consolidated by risk factor and compared to pre-established internal limits.

To protect the market risk variation in the receipt and payment of interest, the Bank uses swap contracts and interest rate futures contracts relating to fixed assets and liabilities.

The Bank applies the market risk hedge as follows:

• Designates Foreign Currency + Coupon Versus% CDI and Pre - Real Interest Rate as a derivative instrument in Hedge Accounting structures, with foreign currency loan operations being the object of such transactions.

• The Bank has a portfolio of credit assets denominated in US dollars at the fixed rate in the balance sheet of Santander EFC, whose operations are recorded in Euro. As a way of managing this mismatch, the Bank designates each Euro Floating Foreign Currency swap versus Fixed Dollar as the market risk hedge of the corresponding loan.

• The Bank has a portfolio of assets indexed to the Euro and traded at the Cayman branch. In the transaction, the value of the asset in Euro will be converted to the Dollar by the rate of the exchange contract of the transaction. As from the conversion, the principal amount of the funding, already expressed in US dollars, will be adjusted by the CDI or Pre-Fixed rate. The assets will be covered with Swap Cross Currency in order to cross the risk in Euro for LIBOR + Coupon.

• The Bank has a pre-fixed interest rate risk generated by government securities (NTN-F and LTN) in the Financial Assets portfolio measured through Other Comprehensive Income. To manage this mismatch, the entity contracts DI futures on the Stock Exchange and designates them as a derivative instrument in a hedge accounting framework.

• The Bank has a risk to the IPCA index generated by debenture in the portfolio of securities available for sale. To manage this mismatch, it contracts IPCA (DAP) futures on the Stock Exchange and designates them as a derivative instrument in a Hedge Accounting structure.

• Santander Leasing has a pre-fixed interest rate risk generated by government securities (NTN-F) in the portfolio of available-for-sale securities. To manage this mismatch, the Entity contracts interest swaps and designates them as a derivative instrument in an Accounting Hedge structure.

In market risk hedging, the results, both on hedging instruments and on the objects (attributable to the type of risk being hedged) are recognized directly in the income statement.

						Bank
						09/30/2019
			Hedge Instruments			Hedge Objects
		Adjustment			Adjustment
Strategies	Liability	to Fair Value	Fair Value	Assets	to Fair Value	Fair Value
Swap Contracts	1,937,316	111,209	2,048,526	1,999,169	2,095	2,001,263
Credit Operations Hedge	1,343,538	100,285	1,443,824	1,385,349	4,247	1,389,596
Securities Hedge	593,778	10,924	604,702	613,820	(2,152)	611,667
Future Contracts	50,136,098	-	50,136,098	50,815,432	3,168,264	53,983,696
Securities Hedge	50,136,098	-	50,136,098	50,815,432	3,168,264	53,983,696

						Bank
						12/31/2018
			Hedge Instruments			Hedge Objects
		Adjustment			Adjustment
Strategies	Liability	to Fair Value	Fair Value	Assets	to Fair Value	Fair Value
Swap Contracts	1,829,947	109,111	1,939,058	1,828,876	87,285	1,916,161
Credit Operations Hedge	683,112	72,567	755,679	686,410	57,175	743,585
Securities Hedge	1,146,835	36,544	1,183,379	1,142,466	30,110	1,172,576
Future Contracts	41,286,091	-	41,286,091	44,130,671	(205,941)	43,924,730
Securities Hedge	41,286,091	-	41,286,091	44,130,671	(205,941)	43,924,730

						Consolidated
						09/30/2019
			Hedge Instruments			Hedge Objects
		Adjustment			Adjustment
Strategies	Liability	to Fair Value	Fair Value	Assets	to Fair Value	Fair Value
Swap Contracts	3,752,750	193,639	3,946,390	3,833,909	67,162	3,901,073
Credit Operations Hedge	1,605,186	112,799	1,717,986	1,663,600	2,145	1,665,746
Securities Hedge	2,147,564	80,840	2,228,404	2,170,309	65,017	2,235,327
Future Contracts	50,136,098	-	50,136,098	50,815,432	3,168,264	53,983,696
Securities Hedge	50,136,098	-	50,136,098	50,815,432	3,168,264	53,983,696

						Consolidated
						12/31/2018
			Hedge Instruments			Hedge Objects
		Adjustment			Adjustment
Strategies	Liability	to Fair Value	Fair Value	Assets	to Fair Value	Fair Value
Swap Contracts	3,908,082	140,447	4,048,529	3,921,249	65,014	3,986,263
Credit Operations Hedge	1,152,249	115,180	1,267,429	1,166,387	50,668	1,217,055
Securities Hedge	2,755,833	25,267	2,781,100	2,754,862	14,346	2,769,208
Future Contracts	41,286,091	-	41,286,091	44,130,671	(205,941)	43,924,730
Securities Hedge	41,286,091	-	41,286,091	44,130,671	(205,941)	43,924,730

(*) The Bank operates some Hedge Accounting strategies, hedging assets from its portfolio (object), regards that, the table is presented showing the liability amounts from the respective instruments. For structures whose objects are futures, the table is presented showing the balance of the daily adjustment, registered in the suspense accounts.

VII.II) Cash Flow Hedge

The Bank's cash flow hedging strategies consist of a hedge of exposure to changes in cash flows, interest payments and exchange rate exposure, which are attributable to changes in interest rates on recognized assets and liabilities and changes of unrecognized assets and liabilities.

The Bank applies the cash flow hedge as follows:

• It contracts fixed and floating dollar indexed swaps in Reais / Euro floating and designates them as a derivative instrument in a Cash Flow Hedge structure, with the purpose of protecting floating rate indexed loans and negotiated with third parties through agency in Cayman and securities held to maturity of Brazilian foreign debt securities.

• Contracts DDI + DI Futures (DIY Futures) and designates them as a derivative instrument in a Cash Flow Hedge structure, the object of which in this relation is part of the Bank's credit portfolio in Dollars and Promissory Notes in the portfolio of securities available for sale.

• The Bank has post-fixed interest rate risk generated by public securities (LFT) in the portfolio of available-for-sale securities, which present expected cash flows subject to Selic variations over their duration. To manage these oscillations, it contracts DI futures on the Stock Exchange and designates them as a derivative instrument in a Hedge Accounting structure.

• Banco RCI Brasil S.A., has hedge operations whose purpose is funding with financial letters (LF), bills of exchange (LC) and Interbank Deposit Certificates (CDI).

In cash flow hedge, the effective portion of the variation in the hedging instrument is temporarily recognized in shareholders' equity under the heading of equity valuation adjustments until the forecasted transactions occur, when that portion is recognized in the statement of income. The non effective portion of the variation in the value of exchange rate hedge derivatives is recognized directly in the statements of income. In the first semester of 2019 no result was recorded relating to ineffective portion, in 2018 was recorded on results expense of R$1,415.

				Bank
				09/30/2019
			Hedge Instruments	Hedge Objects
		Adjustment
Strategies	Liability	to Fair Value	Fair Value	Asset
Swap Contracts	1,308,317	56,510	1,364,829	1,316,132
Credit Operations Hedge	386,642	7,484	394,127	426,513
Securities Hedge	921,675	49,026	970,702	889,619
Future Contracts	38,594,287	-	38,594,287	22,139,308
Credit Operations Hedge (1)	35,184,551	-	35,184,551	18,990,859
Securities Hedge	3,409,736	-	3,409,736	3,148,449

				Bank
				12/31/2018
			Hedge Instruments	Hedge Objects
		Adjustment
Strategies	Liability	to Fair Value	Fair Value	Asset
Swap Contracts	1,225,045	(91,981)	1,133,065	1,436,356
Credit Operations Hedge	30,324	955	31,279	211,599
Securities Hedge	1,194,721	(92,936)	1,101,786	1,224,757
Future Contracts	44,541,939	-	4,941,939	17,224,115
Credit Operations Hedge (1)	44,000,952	-	4,400,952	16,910,915
Securities Hedge	540,987	-	540,987	313,200

				Consolidated
				09/30/2019
			Hedge Instruments	Hedge Objects
		Adjustment
Strategies	Liability	to Fair Value	Fair Value	Asset
Swap Contracts	7,064,422	260,241	7,324,665	7,484,054
Credit Operations Hedge	706,236	32,501	738,737	727,932
Securities Hedge	921,675	49,026	970,702	889,619
Funding Hedge	5,436,511	178,714	5,615,226	5,866,502
Contratos de Futuro	38,594,287	-	38,594,287	22,139,308
Credit Operations Hedge (1)	35,184,551	-	35,184,551	18,990,859
Securities Hedge	3,409,736	-	3,409,736	3,148,449

				Consolidated
				12/31/2018
			Hedge Instruments	Hedge Objects
		Adjustment
Strategies	Liability	to Fair Value	Fair Value	Asset
Swap Contracts	7,496,337	85,440	7,581,777	8,159,832
Credit Operations Hedge	1,032,283	68,730	1,101,012	1,198,921
Securities Hedge	1,194,721	(92,936)	1,101,786	1,224,757
Funding Hedge	5,269,333	109,646	5,378,979	5,736,154
Contratos de Futuro	44,541,939	-	44,541,939	17,224,115
Credit Operations Hedge (1)	44,000,952	-	44,000,952	16,910,915
Securities Hedge	540,987	-	540,987	313,200

(*) The Bank operates some Cash Flow Hedge strategies, hedging assets from its portfolio (object), regards that, the table is presented showing the liability amounts from the respective instruments. For structures whose objects are futures, the table is presented showing the balance of the daily adjustment, registered in the suspense accounts.

(1) The updated amount of the instruments on september 30, 2019 is R$18,258,859 (12/31/2018 - R$16,738,641).

In the Bank and Consolidated, the mark-to-market effect of swap contracts and future assets corresponds to a credit in the amount of R$482,573 (12/31/2018 - R$19,523) and is recorded in shareholders' equity , net of tax effects, of which R$99,904 as credit and will be incurred against profit in the next twelve months.

VIII) Derivative Financial Instruments - Margin Given in Guarantee

The margin given as collateral for transactions traded on B3 with its own and third party derivative financial instruments is composed of federal government securities.

		Bank		Consolidated
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Financial Literature of the Treasury - LFT	5,342,991	6,974,085	5,950,560	7,552,926
National Treasury Bills - LTN	1,086,555	3,392,893	1,086,555	3,392,886
National Treasury Notes - NTN	660,918	682,240	841,790	873,134
Total	7,090,464	11,049,218	7,878,905	11,818,946

c) Financial Instruments - Sensitivity Analysis

The risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of Bacen´s Basileia Standard Method. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading. The banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Therefore, based on the nature of Banco Santander’s activities, the sensitivity analysis was divided by both trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of CVM nº Instruction 475/2008, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress test amounts generated by Banco Santander’s corporate systems, related to the trading and banking portfolio, for each one of the portfolio scenarios as of September 30, 2019.

Trading Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(12,417)	(163,432)	(326,864)
Coupon Interest Rate	Exposures subject to Changes in Coupon Rate of Interest Rate	(2,330)	(9,500)	(19,001)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(7,976)	(8,339)	(16,679)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(6,086)	(8,510)	(17,020)
Foreign Currency	Exposures subject to Foreign Exchange	(11,007)	(275,180)	(550,361)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(7,463)	(61,801)	(123,602)
Shares and Indexes	Exposures subject to Change in Shares Price	(687)	(17,184)	(34,367)
Commodities	Exposures subject to Change in Commodity Price	(1)	(19)	(38)
Total (1)		(47,967)	(543,965)	(1,087,932)

(1) Amounts net of taxes.

Scenario 1: a shock of +10 and -10 base points on the interest curves and 1% to price changes (currency and share), are considered the greatest losses per risk factor.

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Banking Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(36,862)	(516,283)	(1,028,650)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(52,084)	(644,255)	(928,539)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(61,225)	(370,602)	(734,662)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(54,233)	(720,883)	(1,385,597)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(7,108)	(93,628)	(178,749)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(4,716)	(80,963)	(144,169)
Foreign Currency	Exposures subject to Foreign Exchange	(761)	(19,022)	(38,043)
Total (1)		(216,989)	(2,445,636)	(4,438,409)

(1) Amounts net of taxes.

Scenario 1: a shock of +10 and -10 base points on the interest curves and 1% to price changes (currency and share), are considered the greatest losses per risk factor.

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

7.            Interbank Accounts

The amount of interbank accounts is composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses payment transactions (assets and liabilities position).

8.            Loan Portfolio and Allowance for Loan Losses

a) Loan Portfolio

		Bank		Consolidated
	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Lending Operations	201,684,308	184,740,287	268,549,673	244,954,684
Loans and Discounted Titles	110,062,972	98,499,318	125,313,117	111,862,168
Financing	42,623,906	37,823,329	94,239,125	84,652,084
Rural and Agroindustrial - Financing	10,771,063	11,875,591	10,771,063	11,875,591
Real Estate Financing	38,226,367	36,542,049	38,226,368	36,542,049
Securities Financing	-	-	-	-
Lending Operations Related to Assignment	-	-	-	22,792
Leasing Operations	-	-	2,823,052	2,573,079
Advances on Foreign Exchange Contracts (Note 9) (1)	5,580,301	6,125,308	5,580,301	6,125,308
Other Receivables (2)	51,305,795	48,120,998	54,654,418	51,696,570
Total	258,570,404	238,986,593	331,607,444	305,349,641

(1)  Advance on foreign exchange contracts are classified as a reduction of other obligations.

(2)  Comprise receivables for guarantees honored other receivables - others (granted to borrowers to purchase securities, assets, notes and receivable - Note 12) and income receivable on foreign exchange contracts (Note 9).

Sale or Transfer Operations of Financial Assets

According to CMN Resolution nº 3,533/2008 updated with later norms, the lending operations with substantial retention of risks and benefits, started from January 1, 2012 to remain registered in the loan portfolio. For lending operations made until December 31, 2011, regardless of the retention or transfer of substantial risks and benefits, financial assets were written off from the record of the original operation and the result recorded in the transfer to the appropriate result.

(i) With Substantial Transfer of Risks and Benefits

In the Bank and Consolidated, during the first period of 2019, operations were carried out credit assignment without co-obligation in the amount of R$1,694,121 (12/31/2018 - R$808,224) and were recorded substantially in borrowings and discounted securities, classified as F risk level, of which R$746,106 in intra-group transactions.

During the first nine months of 2019, credit assignments were fully provisioned without co-obligation in the amount of R$6,414,261 in the Bank and in the Consolidated related to credit losses operations, of which R$3,193,521 in intra-group transactions.

(ii) With Substantial Retention of Risks and Benefits

Since August 2016, in the Consolidated, the amount referring to the loan portfolio assigned with co-obligation started to include the operations coming from Banco PSA Finance Brasil S.A. (Banco PSA). On September 30, 2019, the present value of the operations assigned to Banco PSA was settled (12/31/2018 - R$62,649).

In September 2015, the Bank carried out assignment of credits with co-obligation related to the operations of Funded Participation (Export) in the amount of R$201,706, due in April 2019. In 2018, the loan assignment was settled.

On December 2011, the Bank made the assignment of receivables with recourse relating to real estate financing in the amount of R$688,821, which fall due until October 2041. On September 30, 2019, the present value of the divested operations is R$80,211 (12/31/2018 - R$110,501).

These assignment operations were carried out with a co-obligation clause, and compulsory repurchase is envisaged in the following situations:

-         Contracts in default for a period exceeding 90 consecutive days;

-         Contracts subject to renegotiation;

-         Contracts subject to portability in accordance with CMN Resolution nº 3,401/2006; and

-         Contracts subject to intervention.

The compulsory repurchase price will be calculated by unpaid balance of the loan due date at the time of its repurchase.

From the date of transfer, cash flows from operations will be paid directly to the assignee entity.

b) Loan Portfolio by Maturity

	Bank		Consolidated
	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Overdue	7,652,493	7,851,837	8,726,269	9,513,579
Due to:
Up to 3 Months	70,757,954	74,904,261	82,097,152	85,909,980
From 3 to 12 Months	62,197,133	55,405,909	83,859,355	75,610,894
Over 12 Months	117,962,824	100,824,586	156,924,668	134,315,188
Total	258,570,404	238,986,593	331,607,444	305,349,641

c) Lease Portfolio Operations

	Bank		Consolidated
	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Gross Investment in Leasing Operations	-	-	3,372,151	3,089,417
Lease Receivables	-	-	2,063,848	1,975,231
Unrealized Residual Values (1)	-	-	1,308,303	1,114,186
Unearned Income on Lease	-	-	(2,046,802)	(1,955,086)
Offsetting Residual Values	-	-	(1,308,303)	(1,114,186)
Leased Assets	57,856	58,307	6,774,042	6,536,478
Accumulated Depreciation	(57,856)	(58,307)	(3,329,177)	(3,365,576)
Excess Depreciation	21,908	22,059	1,277,948	1,240,627
Losses on Unamortized Lease	-	-	186,535	190,790
Advances for Guaranteed Residual Value	(21,908)	(22,059)	(2,105,967)	(2,051,422)
Other Assets	-	-	2,625	2,037
Total of Lease Portfolio at Present Value	-	-	2,823,052	2,573,079

(1) Guaranteed residual value of lease agreements, net of advances.

Leasing unrealized financial income (lease income to appropriate related to minimum payments to receive) in the Consolidated is R$549,099 (12/31/2018 - R$499,632).

On September 30, 2019 and 2018, there were no individually material agreements or commitments for lease contracts considered relevant.

Report per Lease Portfolio Maturity of Gross Investment

	Bank		Consolidated
	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Overdue	-	-	12,249	9,371
Due to:
Up to 1 Year	-	-	1,515,557	1,336,888
From 1 to 5 Years	-	-	1,840,407	1,740,022
Over 5 Years	-	-	3,938	3,136
Total	-	-	3,372,151	3,089,417

Report per Lease Portfolio Maturity at Present Value

		Bank		Consolidated
	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Overdue	-	-	13,965	8,912
Due to:
Up to 1 Year	-	-	1,225,295	1,239,421
From 1 to 5 Years	-	-	1,580,766	1,323,324
Over 5 Years	-	-	3,026	1,422
Total	-	-	2,823,052	2,573,079

d) Loan Portfolio by Business Sector

		Bank				Consolidated
	09/30/2019	12/31/2018		09/30/2019		12/31/2018
Private Sector	257,602,198	238,402,463		330,638,982		304,765,355
Industry	51,427,083	50,869,652		52,322,126		52,541,944
Commercial	29,902,860	29,132,915		34,731,939		33,979,959
Financial Institutions	1,184,432	1,578,981		1,191,495		1,585,364
Services and Other (1)	32,826,858	33,881,582		36,986,145		37,053,132
Individuals	138,675,942	119,869,007		201,787,827		176,520,693
Credit Cards	32,319,787	30,892,254		32,319,787		30,892,254
Mortgage Loans	35,490,005	32,438,358		35,490,005		32,438,358
Payroll Loans	26,330,741	20,976,692		40,592,566		33,782,238
Financing and Vehicles Lease	2,348,394	2,213,470		48,956,081		43,528,359
Others (2)	42,187,015	33,348,233		44,429,388		35,879,484
Agricultural	3,585,023	3,070,326		3,619,450		3,084,263
Public Sector	968,207	584,130	-	968,462	-	584,286
State (3)	249,665	560,482		249,665		560,482
Municipal	718,542	23,648		718,796		23,804
Total	258,570,405	238,986,593		331,607,444		305,349,641

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated

(1) Includes the activities of mortgage companies - business plan, transportation services, health, personal and others.

(2) Includes personal loans, overdraft among others.

(3) Mainly includes working capital operations.

e) Classification of Loan Portfolio and Respective Allowance for Loan Losses by Risk Level

							Bank
							09/30/2019
				Loan Portfolio			Allowance
Risk Level	Minimum Allowance Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	110,708,338	-	110,708,338	-	-	-
A	0.5%	74,484,043	-	74,484,043	372,420	-	372,420
B	1%	21,663,231	2,350,600	24,013,831	240,138	16	240,154
C	3%	19,277,577	2,425,207	21,702,784	651,084	1,602	652,686
D	10%	7,561,084	1,973,634	9,534,718	953,472	231,676	1,185,148
E	30%	2,712,504	1,905,050	4,617,554	1,385,267	90,234	1,475,501
F	50%	2,097,300	1,613,559	3,710,859	1,855,430	357,315	2,212,745
G	70%	1,374,038	1,225,191	2,599,229	1,819,460	369,385	2,188,845
H	100%	2,041,497	5,153,353	7,194,850	7,194,850	-	7,194,850
Total		241,919,612	16,646,594	258,566,206	14,472,120	1,050,228	15,522,348

							Bank
							12/31/2018
				Loan Portfolio			Allowance
Risk Level	Minimum Allowance Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	97,577,221	-	97,577,221	-	-	-
A	0.5%	70,680,546	-	70,680,546	353,403	263,816	617,219
B	1%	17,262,081	3,256,203	20,518,284	205,183	355,940	561,123
C	3%	19,236,302	2,331,011	21,567,313	647,019	1,051,658	1,698,677
D	10%	8,418,782	2,552,645	10,971,427	1,097,143	-	1,097,143
E	30%	2,368,666	1,656,361	4,025,027	1,207,508	-	1,207,508
F	50%	1,567,663	1,388,291	2,955,954	1,477,977	-	1,477,977
G	70%	598,233	1,160,961	1,759,194	1,231,436	-	1,231,436
H	100%	3,126,714	5,716,357	8,843,071	8,843,071	-	8,843,071
Total		220,836,208	18,061,829	238,898,037	15,062,740	1,671,414	16,734,154

							Consolidated
							09/30/2019
				Loan Portfolio			Allowance
Risk Level	Minimum Allowance Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	129,988,635	-	129,988,635	-	-	-
A	0.5%	115,009,617	-	115,009,617	575,048	20,693	595,741
B	1%	26,029,668	4,001,674	30,031,342	300,313	12	300,325
C	3%	20,630,149	3,858,885	24,489,034	734,671	1,600	736,271
D	10%	8,022,535	2,685,119	10,707,654	1,070,765	234,798	1,305,563
E	30%	2,790,361	2,545,954	5,336,315	1,600,895	90,296	1,691,191
F	50%	2,208,736	2,381,741	4,590,477	2,295,238	360,634	2,655,872
G	70%	1,396,414	1,468,719	2,865,133	2,005,593	369,270	2,374,863
H	100%	2,154,926	6,426,372	8,581,298	8,581,298	-	8,581,298
Total		308,231,041	23,368,464	331,599,505	17,163,822	1,077,303	18,241,125

Individual and Consolidated Financial Statements – September 30, 2019       50

							Consolidated
							12/31/2018
				Loan Portfolio			Allowance
Risk Level	Minimum Allowance Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	115,358,812	-	115,358,812	-	-	-
A	0.5%	107,768,431	-	107,768,431	538,842	281,900	820,742
B	1%	21,289,830	4,838,249	26,128,079	261,281	355,940	617,221
C	3%	20,577,623	3,667,376	24,244,999	727,350	1,051,658	1,779,008
D	10%	8,823,284	3,164,178	11,987,462	1,198,746	-	1,198,746
E	30%	2,435,111	2,010,053	4,445,164	1,333,549	-	1,333,549
F	50%	1,718,727	1,671,879	3,390,606	1,695,303	-	1,695,303
G	70%	611,648	1,360,348	1,971,996	1,380,397	-	1,380,397
H	100%	3,232,551	6,731,606	9,964,157	9,964,157	-	9,964,157
Total		281,816,017	23,443,689	305,259,706	17,099,625	1,689,498	18,789,123

(1)   Includes current and past-due operations.

(2)   The additional allowance is recognized based mainly on the expected realization of the loan portfolio, in addition to the current minimum regulatory requirements.

(3)   The total loan portfolio includes the value of a credit of R$4,197 (12/31/2018 - R$57,175) Bank and R$6,299 (12/31/2018 - R$50,667) Consolidated, related to the adjustment to fair value of loans that are being hedged, recorded in accordance with Article 5 of Circular Letter 3,624 of the Bacen of December 26, 2013 and are not included in the note of the risk levels (Note 6.b.VI.a).

f) Changes in Allowance for Loan Losses

		Bank		Consolidated
	01/01 to 09/30/2019	01/01 to 09/30/2018	01/01 to 09/30/2019	01/01 to 09/30/2018

Opening Balance	16,734,154	15,867,217	18,789,123	17,461,974
Allowances Recognized	7,867,982	7,918,389	9,696,720	9,454,209
Write-offs	(9,079,788)	(7,531,820)	(10,244,718)	(8,692,202)
Closing Balance	15,522,348	16,253,786	18,241,125	18,223,981
Recoveries Credits (1)	1,661,458	1,447,703	1,606,698	1,637,030

(1)   It is recorded as financial income in the items: lending operations and leasing operations. Includes the results with credit assignment without co obligation relatives to operations made before with losses in the amount of R$145,548 (2018 – R$34,564) in the Bank and R$338,283 (2018 – R$34,564) in the Consolidated.

g) Renegotiated Credits

		Bank		Consolidated
	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Renegotiated Credits	13,087,209	13,811,093	15,695,568	15,021,047
Allowance for Loan Losses	(6,919,005)	(7,764,696)	(7,672,348)	(8,065,913)
Percentage of Coverage on Renegotiated Credits	52.9%	56.2%	48.9%	53.7%

h) Loan Portfolio Concentration

				Consolidated
	09/30/2019		12/31/2018
Loan Portfolio and Credit Guarantees (1), Securities (2) and Derivatives Financial Instruments (3)	Risk	%	Risk	%
Largest Debtor	4,202,081	1.0%	3,679,300	0.9%
10 Largest	27,979,434	6.7%	26,626,231	6.8%
20 Largest	43,489,767	10.4%	42,775,942	10.9%
50 Largest	70,022,690	16.7%	69,956,141	17.9%
100 Largest	91,012,982	21.7%	92,337,154	23.6%

(1) Includes installments of credit to builders/developers.

(2) Refers to debentures, promissory notes and certificates of real estate receivables - CRI.

(3) Refers to credit of derivatives risk.

9.            Foreign Exchange Portfolio

	Bank/Consolidated
	09/30/2019	12/31/2018
Assets
Rights to Foreign Exchange Sold	61,204,587	67,730,808
Exchange Purchased Pending Settlement	49,946,106	39,564,763
Advances in Local Currency	(409,653)	(109,179)
Income Receivable from Advances and Importing Financing (Note 8.a)	105,563	101,894
Currency and Documents Term Foreign Currency	71,104	85,102
Total	110,917,707	107,373,388
Liabilities
Exchange Sold Pending Settlement	66,937,986	72,067,100
Foreign Exchange Purchased	45,393,913	34,403,569
Advances on Foreign Exchange Contracts (Note 8.a)	(5,580,301)	(6,125,308)
Others	121	102
Total	106,751,719	100,345,463
Memorandum Accounts
Outstanding Import Credits – Foreign Currency	1,582,430	1,580,005
Confirmed Export Credits – Foreign Currency	772,853	194,823

10.          Securities Trading and Brokerage

		Bank		Consolidated
	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Assets
Financial Assets and Pending Settlement Transactions	385,104	562,324	1,042,486	569,457
Clearinghouse Transactions	2,562	-	2,562	107
Debtors Pending Settlement	63,032	179,853	326,573	455,041
Stock Exchanges - Guarantee Deposits	820,484	110,830	820,484	110,830
Others (1)	837,754	775,356	837,754	775,356
Total	2,108,936	1,628,363	3,029,859	1,910,791
Liabilities
Financial Assets and Pending Settlement Transactions	385,832	714,564	1,054,993	721,169
Creditors Pending Settlement	15,037	105,839	204,657	485,082
Creditors for Loan of Shares	-	-	331,359	359,622
Clearinghouse Transactions	3,149	-	60,831	140,052
Records and Settlement	2,318	1,370	4,327	2,638
Others	10,673	11,725	10,681	11,734
Total	417,009	833,498	1,666,848	1,720,297

(1) Refers to deposits used as guarantee for derivatives transactions made with customers in the counter market.

11.          Deferred Taxes

a) Nature and Origin of Recorded Deferred Tax Assets

				Bank
	12/31/2018	Recognition	Realization	09/30/2019
Allowance for Loan Losses	11,717,258	2,752,610	(2,763,259)	11,706,609
Reserve for Legal and Administrative Proceedings - Civil	1,359,671	388,145	(321,342)	1,426,474
Reserve for Tax Risks and Legal Obligations	1,191,066	578,134	(446,242)	1,322,958
Reserve for Legal and Administrative Proceedings - Labor	1,867,983	538,032	(510,985)	1,895,030
Adjustment to Fair Value of Trading Securities and Derivatives (1)	2,459,145	4,502,787	(4,664,926)	2,297,006
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	383,413	-	(328,788)	54,625
Accrual for Pension Plan (2)	1,109,912	580,797	(23,939)	1,666,770
Profit Sharing, Bonuses and Personnel Gratuities	410,087	507,122	(568,023)	349,186
Other Temporary Provisions (3)	3,053,048	-	(337,998)	2,715,050
Total Tax Credits on Temporary Differences	23,551,583	9,847,627	(9,965,502)	23,433,708
Tax Losses and Negative Social Contribution Bases	478,528	-	(154,271)	324,257
Social Contribution Tax - Executive Act 2,158/2001	417,464	-	(55,332)	362,132
Balance of Recorded Deferred Tax Assets	24,447,575	9,847,627	(10,175,105)	24,120,097

				Consolidated
	12/31/2018	Recognition	Realization	09/30/2019
Allowance for Loan Losses	13,146,128	3,501,047	(3,180,612)	13,466,563
Reserve for Legal and Administrative Proceedings - Civil	1,470,536	459,540	(381,334)	1,548,742
Reserve for Tax Risks and Legal Obligations	1,994,094	612,646	(481,948)	2,124,792
Reserve for Legal and Administrative Proceedings - Labor	1,994,195	570,103	(527,654)	2,036,644
Adjustment to Fair Value of Trading Securities and Derivatives (1)	2,461,985	4,535,465	(4,666,066)	2,331,384
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	427,108	30,873	(332,814)	125,167
Accrual for Pension Plan (2)	1,119,330	588,483	(23,940)	1,683,873
Profit Sharing, Bonuses and Personnel Gratuities	452,046	554,756	(617,835)	388,967
Other Temporary Provisions (3)	3,252,458	127,164	(384,809)	2,994,813
Total Tax Credits on Temporary Differences	26,317,880	10,980,077	(10,597,012)	26,700,945
Tax Loss Carryforwards	928,752	48,157	(228,244)	748,665
Social Contribution Tax - Executive Act 2,158/2001	417,463	-	(55,331)	362,132
Balance of Recorded Tax Credits	27,664,095	11,028,234	(10,880,587)	27,811,742

(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.
(2) Includes tax credits IRPJ and CSLL, adjustments on plan benefits to employees as mentioned Note 3.n.
(3) Composed mainly by administrative provisions nature.

On September 30, 2019, there are deferred tax assets not registered in assets in the amount of R$176,057 (12/31/2018 - R$259,824) in the Bank and R$207,843 (12/31/2018 - R$318,155) in the Consolidated, whose expectation of achievement exceeds 10 years.

The accounting record of the deferred tax assets in the Santander Brasil financial statements was made at the rates applicable to the expected period of its realization and is based on the projection of future results and a technical study prepared pursuant to CMN Resolution nº 3,059/2002, with the amendments to the Resolution CMN nº 4,441/2015.

b) Expected Realization of Recorded Tax Credits

						Bank
						09/30/2019
	Temporary Differences			Tax Loss		Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Recorded
2019	977,582	589,751	18,413	315,960	75,925	1,977,631
2020	4,102,786	2,474,482	73,652	8,297	286,207	6,945,424
2021	4,337,642	2,567,913	73,652	-	-	6,979,207
2022	2,964,264	1,780,229	56,483	-	-	4,800,976
2023	555,365	336,525	4,978	-	-	896,868
2024 to 2026	1,056,444	638,907	14,935	-	-	1,710,286
2027 to 2029	485,762	310,253	13,690	-	-	809,705
Total	14,479,845	8,698,060	255,803	324,257	362,132	24,120,097

						Consolidated
						09/30/2019
	Temporary Differences			Tax Loss		Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Recorded
2019	1,128,620	676,042	18,815	371,309	75,925	2,270,711
2020	4,659,815	2,789,763	75,261	111,535	286,207	7,922,581
2021	4,773,197	2,822,953	75,244	69,954	-	7,741,348
2022	3,315,033	1,985,601	58,026	54,186	-	5,412,846
2023	1,075,117	619,513	6,521	9,495	-	1,710,646
2024 to 2026	1,097,307	662,016	16,121	116,509	-	1,891,953
2027 to 2029	510,310	321,944	13,726	15,677	-	861,657
Total	16,559,399	9,877,832	263,714	748,665	362,132	27,811,742

Due to differences between accounting, tax and corporate, expected realization of tax credits should not be taken as indicative of future net income.

c) Present Value of Tax Credits

The present value of the tax credits recorded is R$21,776,696 (12/31/2018 - R$22,054,923) in the Bank and R$25,029,118 (12/31/2018 - R$24,785,205) in the Consolidated, calculated according to with the expectation of realizing the temporary differences, tax loss carryforwards, negative social contribution tax, Social Contribution 18% - MP 2,158/2001 and the average funding rate, projected for the corresponding periods.

12.          Other Receivables - Other

		Bank		Consolidated
	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Notes and Credits Receivable (Note 8.a)
Credit Cards	26,025,194	25,811,419	26,144,200	25,955,382
Receivables (1)	24,431,394	21,190,997	27,565,220	24,622,605
Escrow Deposits for:
Tax Claims	5,065,888	5,035,103	6,927,037	6,834,114
Labor Claims	2,582,983	2,038,755	2,749,985	2,155,863
Others - Civil	1,176,566	1,154,478	1,457,601	1,361,530
Contract Guarantees - Former Controlling Stockholders (Note 22.i) (2)	102,903	525,155	102,903	605,639
Recoverable Taxes	3,530,719	2,897,838	4,613,477	3,864,816
Receivables - Buyer Services	-	-	-	-
Reimbursable Payments	181,787	168,933	208,493	191,469
Salary Advances/Others	214,011	79,297	455,902	141,553
Employee Benefit Plan (Note 34)	316,592	223,302	384,302	273,281
Debtors for Purchase of Assets (Note 8.a)	536,415	472,642	536,415	472,642
Receivable from Affiliates	41,093	32,532	51,260	18,796
Others	1,256,659	986,999	2,363,395	1,832,436
Total	65,462,204	60,617,450	73,560,190	68,330,126

(1)    It consists of operations with credit assignment characteristics substantially composed of "Confirming" operations with companies subject to credit risk and analysis of loan losses by segment in accordance with the Bank risk policies.

(2)    In the end of June 30, 2019, the Bank entered into an agreement with a former controlling shareholder, in which the Bank's liabilities became the responsibility of the Bank, with no impact on results.

13.          Dependences Information and Foreign Subsidiary

Branches:

Cayman

The Grand Cayman Agency is licensed under the Banks and Fiduciary Companies Act and is duly registered as a Foreign Company with the Registrar of Companies in Grand Cayman, Cayman Islands. The agency is therefore duly authorized to carry out banking business in the Cayman Islands and is currently engaged in fund raising business in the international banking and capital market to provide credit lines to Banco Santander, which are then extended to Banco Santander clients' for financing working capital and foreign trade. It also receives deposits in foreign currency from corporate clients and individuals and provides credit to Brazilian and foreign clients, primarily to support commercial operations with Brazil.

Luxembourg

On June 9, 2017, Banco Santander obtained authorization from the Brazilian Central Bank to set up an agency in Luxembourg with a capital of US$1 billion, with the objective of complementing the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offer financial products and services through an offshore entity that is not established in a jurisdiction with favored taxation and that allows for the increase of funding capacity. The opening of the agency was authorized by the Minister of Finance of Luxembourg on March 5, 2018. On April 3, 2018, after the reduction of the capital of the Cayman Agency in the equivalent amount, the value of US$1 billion was allocated to capital of the Luxembourg branch.

Subsidiary:

Banco Santander has a subsidiary in Spain, Santander Brasil, Establecimiento Financiero de Credito, S.A. (Santander Brasil EFC), to complement the foreign trade strategy for corporate clients - large brazilian companies and their operations abroad - and offer products and financial services through an offshore entity that is not established in a jurisdiction with favored taxation.

The summarized financial position of dependency and foreign subsidiary, converted at the exchange rate prevailing at balance sheet date in the financial statements include (without eliminating transactions with related parties):

	Grand Cayman Branch (3)		Luxembourg Branch (3)		Santander Brasil EFC (3)
	09/30/2019	12/31/2018	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Assets	114,534,323	92,861,348	17,049,072	11,193,937	3,960,548	3,588,365
Current and Long-term Assets	114,534,323	92,861,348	17,048,760	11,193,591	3,960,548	3,588,365

Cash	2,580,590	4,810,743	121,321	27,433	367,851	172,752
Interbank Investments	22,009,831	18,932,358	2,046,662	2,507,169	2,498,375	1,731,210
Securities and Derivatives Financial Instruments	66,774,453	47,969,178	916,727	543,737	35,003	62,226
Lending Operations (1)	15,844,001	13,620,719	13,724,104	8,053,459	699,787	1,559,244
Foreign Exchange Portfolio	4,379,814	5,449,633	178,480	27,384	-	-
Others	2,945,634	2,078,717	61,466	34,409	359,532	62,933
Permanent Assets	-	-	312	346	-	-
Liabilities	114,534,323	92,861,348	17,049,072	11,244,114	3,960,548	3,588,365
Current and Long-term Liabilities	58,253,097	47,276,437	12,523,104	7,184,013	374,792	43,037
Deposits and Money Market Funding	7,211,170	6,778,080	1,042,835	525,047	29,845	29,165
Funds from Acceptance and Issuance of Securities	10,230,662	4,451,782	2,426,721	-	-	-
Debt Instruments Eligible to Compose Capital	10,685,626	9,782,372	-	-	-	-
Borrowings (2)	19,715,804	16,095,088	8,522,555	6,581,247	-	-
Foreign Exchange Portfolio	4,350,666	5,397,345	173,393	27,542	-	-
Others	6,059,169	4,771,770	357,600	50,177	344,947	13,872
Deferred Income	127	136	869	50,177	29	14,375
Stockholders' Equity	56,281,099	45,584,775	4,525,099	4,009,924	3,585,727	3,530,953
	01/01 to 09/30/2019	01/01 to 09/30/2018	01/01 to 09/30/2019	01/01 to 09/30/2018	01/01 to 09/30/2019	01/01 to 09/30/2018
Net Income	1,973,237	1,917,322	211,598	33,646	21,329	60,966

(1)  Refers mainly to lending and export financing operations.

(2)  Borrowings abroad regarding financing lines to exports and imports and other lines of credit.

(3)  The functional currency is Real (Note 3.b).

14.          Investments in Affiliates and Subsidiaries

a) Amount of Shares or Quotas Owned, Direct and Indirect Participation

					09/30/2019
		Quantity of Shares or Quotas Owned (in Thousands)		Direct	Consolidated
Investments	Activity	Common Shares and Quotas	Preferred Shares	Participation	Participation
Controlled by Banco Santander
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	11,043,798	-	78.57%	99.99%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio) (1)	Buying Club	238,886	-	100.00%	100.00%
Banco Bandepe S.A. (2)	Bank	3,589	-	100.00%	100.00%
Banco RCI Brasil S.A.	Bank	81	81	39.89%	39.89%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI) (3)	Financial	287,706,670	-	100.00%	100.00%
Santander CCVM (4)	Broker	14,067,673	14,067,673	99.99%	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros)	Other Activities	7,184	-	100.00%	100.00%
Getnet S.A. (5)	Payment Institution	69,565	-	100.00%	100.00%
Sancap Investimentos e Participações S.A. (Sancap) (6)	Holding	17,114,176	-	100.00%	100.00%
Santander Brasil EFC	Financial	75	-	100.00%	100.00%
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (current name of Atual Companhia Securitizadora de Créditos Financeiros)(7)	Recovery of Defaulted Credits	781,842	-	100.00%	100.00%
Santander Holding Imobiliária S.A. (8)	Holding	341,675	-	100.00%	100.00%
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.) (9)	Tecnology	45,371	-	100.00%	100.00%
Rojo Entretenimento S.A. (10)	Other Activities	7,417	-	94.60%	94.60%
BEN Benefícios e Serviços S.A. (BEN Benefícios) (11)	Other Activities	90,000	-	100.00%	100.00%
Esfera Fidelidade S.A. (12)	Other Activities	10,001	-	100.00%	100.00%
Controlled by Aymoré CFI
Super Pagamentos e Administração de Meios Eletrônicos S.A. (Super Pagamentos)	Payment Institution	90,724	-	-	100.00%
Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) (13)	Bank	261,359	-	-	60.00%
Banco PSA	Bank	105	-	-	50.00%
Banco Hyundai Capital Brasil S.A. (current name of BHJV Assessoria e Consultoria Empresarial Ltda.) (14)	Bank	150,000	-	-	50.00%
Controlled by Santander Leasing
PI Distribuidora de Títulos e Valores Mobiliários S.A. (current name of Santander Finance Arrendamento Mercantil S.A.) (PI DTVM) (15)	Leasing	182	-	-	100.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Capitalization	64,615	-	-	100.00%
Evidence Previdência S.A. (16)	Private Pension	25,578,184	-	-	100.00%

					09/30/2019
		Quantity of Shares or Quotas Owned (in Thousands)		Direct	Consolidated
Investments	Activity	Common Shares and Quotas	Preferred Shares	Participation	Participation
Controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (8)
Return Capital Serviços de Recuperação de Créditos S.A. (current name of Ipanema Empreendimentos e Participações S.A.) (17)	Collection and Recover of Credit Management	140	-	-	70.00%
Controlled by Return Capital Serviços de Recuperação de Créditos S.A. (current name of Ipanema Empreendimentos e Participações S.A.) (19)
Return Gestão de Recursos S.A. (current name of Gestora de Investimentos Ipanema S.A.) (17)	Resources Management	11	-	-	100.00%
Jointly Controlled Companies by Banco Santander
Cibrasec Companhia Brasileira de Securitização (Cibrasec) (18)	Securitization	-	-	-	-
Norchem Participações e Consultoria S.A. (Norchem Participações)	Other Activities	950	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (EBP) (19)	Other Activities	3,859	2,953	11.11%	11.11%
Gestora de Inteligência de Crédito S.A. (Gestora de Crédito) (20)	Credit Bureau	3,560	3,560	20.00%	20.00%
Campo Grande Empreendimentos Ltda. (21)	Other Activities	255	-	25.32%	25.32%
Jointly Controlled Companies by Santander Corretora de Seguros
Webmotors S.A. (22)	Other Activities	366,182,676	-	-	70.00%
TecBan - Tecnologia Bancária S.A. (TecBan)	Other Activities	743,944	-	-	19.81%
PSA Corretora de Seguros e Serviços Ltda. (PSA Corretora de Seguros) (23)	Insurance Broker	450	-	-	50.00%
Jointly Controlled by Sancap
Santander Auto S.A. (24)	Other Activities	14,500	-	-	50.00%
Controlled by Getnet S.A
Auttar HUT Processamento de Dados Ltda. (Auttar HUT)	Other Activities	3,865	-	-	100.00%
Integry Tecnologia e Serviços A.H.U Ltda. (Integry Tecnologia)	Other Activities	76,276	-	-	99.99%
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale)	Other Activities	6,050	-	-	100.00%
Controlled by Webmotors S.A.
Loop Gestão de Pátios S.A. (Loop) (25)	Other Activities	23,243	-	-	51.00%
Controlled by TecBan
Tbnet Comércio, Locação e Administração Ltda. (Tbnet)	Other Activities	530,301	-	-	19.81%
Controlled by Tebnet
Tbforte Segurança e Transporte de Valores Ltda. (Tbforte)	Other Activities	517,505	-	-	19.81%
Controlled by Olé Consignado
BPV Promotora de Vendas e Cobrança Ltda.	Other Activities	6,950	-	-	60.00%
Olé Tecnologia Ltda.	Other Activities	450	-	-	60.00%
Affiliate of Banco Santander
Norchem Holdings e Negócios S.A. (Norchem Holdings)	Other Activities	1,679	-	21.75%	21.75%

b)     Value of Investments

	Adjusted Stockholders' Equity	Net Income Adjusted	Investments Value		Equity Accounting Results
	09/30/2019	01/01 to 09/30/2019	09/30/2019	12/31/2018	01/01 to 09/30/2019	01/01 to 09/30/2018
Controlled by Banco Santander
Santander Leasing	5,786,390	59,736	4,546,600	4,520,381	46,937	281,828
Banco Bandepe S.A.	5,249,381	212,123	5,249,381	4,193,144	212,123	168,102
Santander Brasil EFC	3,585,728	21,329	3,585,728	3,530,953	21,329	60,966
Santander Corretora de Seguros	2,883,635	321,543	2,883,635	2,556,667	321,543	291,417
Aymoré CFI	2,103,575	622,545	2,103,575	2,191,024	622,545	508,481
Getnet S.A.	2,570,800	476,902	2,570,800	1,916,271	472,941	304,790
Goodwill on the Acquisition of Residual Participation of Getnet S.A. (5)	-	-	1,109,906	-	-	-
Banco RCI Brasil S.A.	1,267,173	150,243	505,487	474,285	59,933	58,229
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	1,071,331	31,443	1,071,098	269,655	31,461	13,730
Santander CCVM	627,438	77,831	627,438	595,575	77,831	74,176
Sancap	637,883	105,521	637,883	435,968	105,440	114,262
Santander Brasil Consórcio	373,960	151,857	373,960	318,115	151,857	101,736
Others	1,099,313	9,491	780,117	468,739	36,478	(4,581)
Total			26,045,608	21,470,777	2,160,418	1,973,136

	Adjusted Stockholders' Equity	Net Income (Loss) Adjusted	Investments Value		Equity Accounting Results
	09/30/2019	01/01 to 09/30/2019	09/30/2019	12/31/2018	01/01 to 09/30/2019	01/01 to 09/30/2019
Jointly Controlled Companies Directly and Indirectly by Banco Santander
TecBan	456,894	44,690	90,511	81,658	8,853	(5,308)
Gestora de Crédito	256,120	(39,367)	51,224	59,099	(7,873)	(3,831)
Webmotors S.A.	194,752	46,259	136,326	103,945	32,381	21,960
Norchem Holdings	97,098	2,038	21,119	20,933	443	441
Cibrasec	-	767	-	7,298	75	187
Norchem Participações	41,803	1,593	20,903	26,105	796	890
EBP	34,788	1,571	3,865	3,690	175	(1,042)
Santander Auto	28,617	(493)	14,307	7,556	(247)	-
PSA Corretora	1,819	747	910	1,206	373	310
Others	-	-	5,265	5,262	127	280
Total			345,436	316,752	35,109	13,887

(1)     At an Extraordinary General Meeting (EGM) held on April 30, 2019, a capital increase of R$79,537 was approved, the share capital of R$95,349 increased to R$174,886 composed by 174,885,602 shares with R$1,00 (one real) nominative value each. The Extraordinary General Meeting held on August 15, 2019 approved a capital increase, based on statutory reserves, in the amount of R$64,000, from R$174,886 to R$238,886 divided into 238,885,602 shares, with par value of R$1.00 (one dollar) each.

(2)     At an EGM held on December 7, 2018, a capital increase of R$2,000,000 was approved , the share capital of R$2,787,689 increased to R$4,787,689 through the issuance of 1,405,667 (one million four hundred five thousand six hundred sixty-seven) new common shares, nominatives and without par value. The shareholder Banco Santander subscribed the fully of new common shares issued and pain-in the shares corresponding 50% of the capital share increase, being set that subscribed shares and outstanding of paind-in will be realize in term of one year counting since approving date of capital increased by Bacen.

(3)     At an EGM held on April 26, 2019, a capital increase of R$137,880 was approved, the share capital of R$726,561 increased to R$864,441 without issuance of new shares.

(4)     At an EGM held on April 26, 2019, a capital increase of R$1,689 was approved, the share capital of R$296,000 increased to R$297,689 without issuance of new shares.

(5)     In February 25, 2019, Banco Santander acquired the Minority Shares totality of GetNet S.A., corresponding 11.5% of share capital of GetNet S.A., conform “Purchase and Sale Contract’s of shares and others deals of GetNet S.A.” with approving by Bacen in February 18, 2019. (Note 36.c)

(6)     At an EGM held on April 2, 2019, a capital increase of R$200,000,000 was approved, the share capital of R$347,135 increased to R$547,135 composed by 17,114,176,389 (seventeen billion one hundred fourteen million one hundred seventy-six thousand three hundred eighty-nine) new common shares, nominative and without par value.

(7)     At an EGM held on March 23, 2018, a capital increase of R$150,000 was approved, through the issuance of 145,419,292 (one hundred forty-five million, four hundred nineteen thousand and two hundred ninety-two) new common shares, nominative and without par value, the share capital of R$120,000 increased to R$270,000. The shares issued in the capital increase were fully subscribed by the stockholder of Banco Santander. In addition, the Extraordinary General Meeting issued the denomination change of the company to Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. At the AGM held on March 31, 2019, a capital increase of R$100,000 was approved, through the issuance of 92,174,394 ( ninety-two million, one hundred seventy-four thousand and three hundred ninety-four) new common shares, nominatives and without per value, the share capital of R$270,000 increased to R$370,000. The shares issuance in reason of capital growth was fully subscribed by shareholder Santander. At an EGM held on July 25, 2019, a capital increase of R$375,000 was approved, the share capital of R$370,000 increased to R$745,000 through the issuance of 335,240,479 (three hundred third-five million two hundred fourty thousand four hundred seventy-nine) new common shares, nominative and without par value.

(8)     On May 14, 2019, the Bank Santander and your fully affiliate Santander Holding Imobiliária S.A. perform bound document with partners of Summer Empreendimentos Ltda establishing trade of purchase and sale terms of representative shares in the totality of share capital of Summer Empreendimentos. The operation conclusion is subject of new precedence conditions usual to this type of trade, including the previously authorization by BACEN (Note 36.a). At an EGM held on April 18, 2019, a capital increase of R$86,000 was approved, the share capital of R$24,500 increased to R$110,500 through the issuance of 108,271,434 (one hundred eight million two hundred seventy-one thousand four hundred thirdy-four) new common shares, nominatives and without per value. At EGM held on May 30, 2019, a capital increase of R$119,162 was approved, the share capital of R$110,500 increase to R$229,662 through the issuance of 151,009,682 (one hundred fifty-one million nine thousand six hundred eighty-two) new common shares, nominatives and without per value, at issuance's value share of R$0,7891 each.

(9)     Company acquired on February 28, 2018, on the same date, Produban Serviços de Informática S.A. was changed to Santander Brasil Tecnologia S.A. (Note 36.g). At the Extraordinary Shareholders' Meeting held on March 19, 2018, the capital increase of Santander Brasil Tecnologia SA (currently known as Produban Serviços de Informática SA) was approved in the amount of R$4,000, through the capitalization of the reserve for equalization of dividends, without changing the number of shares, the capital stock being increased from R$91,048 to R$95,048, represented by 45,371,225 (forty-five million, three hundred and seventy-one thousand, two hundred and twenty-five) common shares, nominative and without par value.

(10)   Investment transferred from non-current assets held for sale in June, 2018.

(11)   Company incorporated in June 11, 2018 (Note 36.f). At the EGM held on March 27, 2019, a capital increase of R$49,999 was approved, the share capital of R$45,001 increased to R$90,000, through the issuance of 44,999,000 (forty-four million nine hundred ninety-nine thousand) new common shares, nominative and without par value. The shareholder Banco Santander subscribed a totality of new shares issued and paid in the shares corresponding 100% of share capital increase.

(12)   Company incorporated on August 14, 2018 with the beginning of its activities in November 2018 (Note 36.d).

(13)   Stockholders representing the entire share capital of Olé Consignado, at the Extraordinary Shareholders' Meeting held on February 9, 2018, approved the increase in the capital of Olé Consignado in the amount of R$120,000, from the current R$400,000 to R$520,000, through the issuance of 57,089,392 (fifty-seven million, eighty-nine thousand, three hundred and ninety-two) common, nominative and non-par value shares fully subscribed and paid-in by the stockholders on the date of the AGE in proportion to their respective stockholdings. The capital increase was approved by the Central Bank in an order dated March 15, 2018.

(14)   The pre-operating company BHJV Assessoria e Consultoria em Gestão Empresarial Ltda., was incorporated on April 11, 2018 and transformed into Banco Hyundai Capital Brasil S.A. on December 13, 2018. Aymoré CFI, a wholly-owned subsidiary of Banco Santander , has the effective operational control of the company (Note 36.j). At the EGM held on February 19, 2019, a capital increase of R$200,000 was approved, through the issuance of 200,000,000 (two hundred million) new common shares, nominative and without par value, the share capital of R$100,000 increased to R$300,000. The shares issued as a result of the capital increase were fully subscribed by the shareholders Aymoré Financiamentos FI in the amount of R$100,000 and Hyundai Capital Services Inc. in the amount of R$100,000.

(15)   At the EGM held in May 3, 2018, the shareholders of Company approved its change into a securities distributing company, and the change of its corporate name to SI Distribuidora de Títulos e Valores Mobiliários S.A. The change process was approved by Bacen in November 21, 2018. At an Extraordinary General Meeting held on December 17, 2018, SI Distribuidora de Valores Mobiliários SA approved the change of its corporate name to PI Distribuidora de Títulos e Valores Mobiliários SA. The amendment process was approved by Bacen in January 22, 2019 (Note 36.k).

(16)   At an EGM held on April 2, 2019, a capital increase of R$200,000 was approved, the share capital of R$ 250,000 increased to R$450,000 through the issuance of 12,987,012,987 (twelve billion nine hundred eighty-seven million twelve thousand nine hundred eighty-seven) new common shares, nominative and without par value.

(17)   At the EGM held in July 12, 2018, was approved the change of its corporate name of Ipanema Empreendimentos e Participações S.A. to Return Capital Serviços de Recuperação de Créditos S.A. At an AGM held on July 12, 2018, was approved the change of its corporate name Gestora de Investimentos Ipanema S.A. to Return Gestão de Recursos S.A.

(18)   The Bank has a participation of less than 20%, and there is no control block in Cibrasec, and business decisions are taken jointly by the stockholders.

(19)   According to its Bylaws, EBP was formed in order to carry out projects to contribute for the brazilian economic and social development for the period of 10 years. After the conclusion of the timetable set EPB closes its activities this year of 2018. The dissolution of its rights and liquidation were aproved in the EGM held on january 29, 2018. The Company is in the process of liquidation.

(20)   Company incorporated in April 14, 2017 and it is in the pre-operational phase. Pursuant to the stockholders' agreement, the control is shared among stockholders who hold 20% of its share capital each (Note 36.i).

(21)   Participation resulting from the credit recovery from the Banco Comercial and Investimentos Sudameris S.A. incorporated in 2009 by Banco ABN AMRO Real S.A., which in the same year was incorporated into the Banco Santander (Brasil) S.A. currently partner of Campo Grande Empreendimentos Ltda. The partners are conducting the procedures for extinction of the company, whose depends on the sale of a property. Once it has been sold, the liquidation of the company and each partner will receive its share of the equity.

(22)   Although participation exceeds 50%, in accordance with the stockholder' agreement, the control is shared by Santander Corretora de Seguros and Carsales.com.  Investments PTY LTD (Carsales).

(23)   In accordance with the stockholders' agreement, the control is shared by Santander Corretora de Seguros and PSA Services LTD.

(24)   Insurance company incorporated on October 9, 2018, through transformation of the corporate vehicle L.G.J.S.P.E. Empreendimentos e Participações S.A., submitted to Susep to obtain authorization to operate. In accordance with the shareholders' agreement, the control is shared by Sancap and HDI Seguros S.A. (Note 36.h).

(25)   Investment acquired in September 25, 2018 (Note 36.e).

(26)   Mainly composed by Webmotors’ goodwill.

15.          Fixed Assets

				Bank
			09/30/2019	12/31/2018
	Cost	Depreciation	Net	Net
Real Estate	2,466,848	(779,911)	1,686,937	1,737,134
Land	653,065	-	653,065	653,135
Buildings	1,813,783	(779,911)	1,033,872	1,083,999
Others Fixed Assets	13,424,631	(9,064,069)	4,360,562	4,088,273
Installations, Furniture and Equipment	4,264,900	(2,323,681)	1,941,219	1,571,414
Data Processing Equipment	3,746,226	(3,209,344)	536,882	445,450
Leasehold Improvements	4,123,994	(2,667,026)	1,456,968	1,498,849
Security and Communication Equipment	831,738	(599,390)	232,348	252,152
Others	457,773	(264,628)	193,145	320,408
Total	15,891,479	(9,843,980)	6,047,499	5,825,407

				Consolidated
			09/30/2019	12/31/2018
	Cost	Depreciation	Net	Net
Real Estate	2,752,726	(812,394)	1,940,332	1,909,959
Land	720,469	-	720,469	686,520
Buildings	2,032,257	(812,394)	1,219,863	1,223,439
Others Fixed Assets	14,967,255	(9,979,358)	4,987,897	4,588,533
Installations, Furniture and Equipment	4,371,867	(2,355,383)	2,016,484	1,669,541
Data Processing Equipment	3,988,642	(3,328,346)	660,296	582,191
Leasehold Improvements	4,195,422	(2,720,203)	1,475,219	1,516,040
Security and Communication Equipment	1,924,715	(1,308,425)	616,290	496,475
Others	486,609	(267,001)	219,608	324,286
Total	17,719,981	(10,791,752)	6,928,229	6,498,492

16.          Intangibles

Bank
			09/30/2019	12/31/2018
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	26,419,016	(26,172,359)	246,657	283,474
Other Intangible Assets	10,157,667	(6,650,568)	3,507,099	3,296,078
Acquisition and Development of Software	6,647,099	(5,017,978)	1,629,121	1,314,786
Exclusivity Contracts for Provision of Banking Services	3,189,142	(1,349,535)	1,839,607	1,933,538
Others	321,426	(283,055)	38,371	47,754
Total	36,576,683	(32,822,927)	3,753,756	3,579,552

Consolidated
			09/30/2019	12/31/2018
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	29,077,408	(27,387,345)	1,690,063	793,430
Other Intangible Assets	10,908,582	(7,098,603)	3,809,979	3,525,818
Acquisition and Development of Software	7,242,094	(5,373,055)	1,869,039	1,517,731
Exclusivity Contracts for Provision of Banking Services	3,189,142	(1,349,535)	1,839,607	1,933,538
Others	477,346	(376,013)	101,333	74,549
Total	39,985,990	(34,485,948)	5,500,042	4,319,248

17.          Funding and Borrowings and Onlendings

a) Deposits

						Bank
					09/30/2019	12/31/2018
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	22,399,391	-	-	-	22,399,391	20,531,035
Savings Deposits	47,340,718	-	-	-	47,340,718	46,068,346
Interbank Deposits	-	1,277,549	2,883,448	55,895	4,216,892	6,579,524
Time Deposits (1)	82,719	51,204,797	77,582,126	58,335,207	187,204,849	185,907,537
Total	69,822,828	52,482,346	80,465,574	58,391,102	261,161,850	259,086,442

						Consolidated
					09/30/2019	12/31/2018
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	22,190,928	-	-	-	22,190,928	18,831,579
Savings Deposits	47,340,718	-	-	-	47,340,718	46,068,346
Interbank Deposits	-	1,263,646	1,781,429	69,241	3,114,316	3,065,406
Time Deposits (1)	82,719	51,211,624	76,724,151	57,342,767	185,361,261	184,098,307
Other Deposits	-	-	101,755	-	101,755	8,606
Total	69,614,365	52,475,270	78,607,335	57,412,008	258,108,978	252,072,244

(1)    Considering the maturities established in the respective applications, there is the possibility of immediate withdrawal, in advance of maturity.

b) Money Market Funding

					Bank
				09/30/2019	12/31/2018
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Own Portfolio	96,665,980	449,327	110,062	97,225,369	89,308,822
Government Securities	89,418,125	303,649	100,086	89,821,860	82,331,057
Debt Securities in Issue	2,872	135,688	9,976	148,536	216,684
Others	7,244,983	9,990	-	7,254,973	6,761,081
Third Parties	7,256,837	-	-	7,256,837	15,200,913
Linked to Trading Portfolio Operations	3,633,384	790,449	19,117,580	23,541,413	32,440,445
Total	107,556,201	1,239,776	19,227,642	128,023,619	136,950,180

					Consolidated
				09/30/2019	12/31/2018
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Own Portfolio	91,642,881	187,266	10,063	91,840,210	85,178,225
Government Securities	84,395,026	41,588	87	84,436,701	78,200,460
Debt Securities in Issue	2,872	135,688	9,976	148,536	216,684
Others	7,244,983	9,990	-	7,254,973	6,761,081
Third Parties	7,256,837	-	-	7,256,837	14,200,914
Linked to Trading Portfolio Operations	3,633,384	790,449	19,117,580	23,541,413	32,440,445
Total	102,533,102	977,715	19,127,643	122,638,460	131,819,584

c) Funds from Acceptance and Issuance of Securities

					Bank
				09/30/2019	12/31/2018
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	11,237,346	33,920,309	28,071,661	73,229,316	70,109,242
Real Estate Credit Notes - LCI (1)	4,538,071	6,941,961	16,283,948	27,763,980	27,159,984
Agribusiness Credit Notes - LCA	1,666,315	10,468,739	1,618,216	13,753,270	11,925,018
Treasury Bills - LF (2)	5,032,960	16,509,609	8,892,471	30,435,040	30,720,861
Guaranteed Real Estate Credit Notes - LIG (3)	-	-	1,277,026	1,277,026	303,379
Securities Issued Abroad	1,026,646	3,978,427	7,652,493	12,657,566	4,516,647
Eurobonds	1,026,646	3,978,427	7,652,493	12,657,566	4,516,647
Funding by Structured Operations Certificates	527,587	684,192	1,806,704	3,018,483	2,646,215
Total	12,791,579	38,582,928	37,530,858	88,905,365	77,272,104

					Consolidated
				09/30/2019	12/31/2018
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Exchange Acceptances	340,926	251,068	900,381	1,492,375	1,318,895
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes	11,727,318	34,838,810	30,876,657	77,442,785	73,631,474
Real Estate Credit Notes - LCI (1)	4,538,071	6,941,961	16,283,948	27,763,980	27,159,982
Agribusiness Credit Notes - LCA	1,666,315	10,468,739	1,618,216	13,753,270	11,925,018
Treasury Bills - LF (2)	5,522,932	17,428,110	11,697,467	34,648,509	34,243,095
Guaranteed Real Estate Credit Notes - LIG (3)	-	-	1,277,026	1,277,026	303,379
Securities Issued Abroad	1,026,646	3,055,273	3,285,063	7,366,982	4,516,647
Eurobonds	1,026,646	3,055,273	3,285,063	7,366,982	4,516,647
Funding by Structured Operations Certificates	527,587	684,192	1,806,704	3,018,483	2,646,215
Total	13,622,477	38,829,343	36,868,805	89,320,625	82,113,231

(1) LCI are fixed income securities linked with mortgages and guaranteed by mortgage-backed securities or liens on property. On September 30, 2019, they have maturities between 2019 and 2026.

(2) The main features of the Treasury Bills are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On September 30, 2019, its maturities dates are between 2019 and 2025 (12/31/2018 - with maturity between 2018 and 2025).

(3) LIG are fixed income securities linked with mortgages and guaranteed by the issuer and by a pool of real estate credits separated from the other assets of the issuer. On September 30, 2019, they have maturities between 2021 and 2022.

						Bank		Consolidated

Eurobonds	Issuance	Maturity	Currency	Interest Rate (p.a)	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Eurobonds	2017	2019	USD	LIBOR 3M + 1,0%	210,551	194,243	210,551	194,243
Eurobonds	2017	2024	USD	6,9% a 10,0%	675,083	639,275	675,083	639,275
Eurobonds	2018	2019	USD	Zero Coupon a 9,0%	297,599	855,035	297,599	855,035
Eurobonds	2018	2019	USD	LIBOR 3M + 0,95%	-	19,386	-	19,386
Eurobonds	2018	2019	USD	LIBOR 1M + 1,5%	-	197,055	-	197,055
Eurobonds	2018	2020	USD	Até 3,5%	38,371	34,776	38,371	34,776
Eurobonds	2018	2025	USD	0.09	1,282,410	1,287,821	1,282,410	1,287,821
Eurobonds	2018	2024	USD	6,6% a 6,7%	1,279,973	1,211,361	1,279,973	1,211,361
Eurobonds	2019	2019	USD	1,1% a 4,0%	494,509	-	494,509	-
Eurobonds	2019	2019	USD	CDI + 5,4%	16,906	-	16,906	-
Eurobonds	2019	2020	USD	1,1% a 4,0%	2,995,054	-	2,981,975	-
Eurobonds	2019	2020	USD	CDI + 5,4%	1,013,732	-	3,396	-
Eurobonds	2019	2021	USD	CDI + 5,4%	147,324	-	3,025	-
Eurobonds	2019	2022	USD	CDI + 5,4%	183,528	-	-	-
Eurobonds	2019	2022	USD	Zero Coupon a 4%	58,806	-	2,381	-
Eurobonds	2019	2023	USD	CDI + 5,4%	691,382	-	-	-
Eurobonds	2019	2024	USD e BRL	2,8% a 3,8%	1,800,966	-	66,820	-
Eurobonds	2019	2024	USD	CDI + 5,4%	847,747	-	-	-
Eurobonds	2019	2025	USD	CDI + 5,4%	209,252	-	-	-
Eurobonds	2019	2026	USD	CDI + 5,4%	400,122	-	51	-
Others					14,251	77,695	13,932	77,695
Total					12,657,566	4,516,647	7,366,982	4,516,647

d) Money Market Funding Expenses

	Bank				Consolidated
	07/01 to 09/30/2019	01/01 to 09/30/2019	07/01 to 09/30/2018	01/01 to 09/30/2018	01/07 to 09/30/2019	01/01 to 09/30/2019	01/01 to 09/30/2018	01/01 to 09/30/2018

Time Deposits (1) (2)	4,581,337	8,789,357	3,093,604	9,964,726	4,433,438	8,664,227	3,094,180	9,965,190
Savings Deposits	519,766	1,576,165	502,766	1,485,120	519,766	1,576,165	502,766	1,485,120
Interbank Deposits	86,922	345,081	155,464	546,551	47,592	153,164	64,317	176,001
Money Market Funding	2,307,183	7,864,725	2,644,236	9,725,421	2,229,159	7,630,744	2,422,528	8,895,434
Upgrade and Provisions Interest and Pension Plans and Capitalization	-	-	-	-	16,409	79,105	30,189	83,225
Acceptance and Issuance of Securities	5,446,747	7,841,886	720,544	1,295,027	5,510,178	8,024,853	799,319	1,521,255
Others (3)	(216,289)	433,108	111,778	387,733	(176,381)	502,480	113,138	372,847
Total	12,725,666	26,850,322	7,228,392	23,404,578	12,580,161	26,630,738	7,026,437	22,499,072

(1)  In the Bank and Consolidated, includes the record of interest in the amount of R$201,675 (2018 - R$128,268) in the third quarter and the amount of R$520,243 (2018 - R$380,644) related to the issuance of the Debt Instrument Eligible to Tier I and II Capital (Note 20).

(2) Includes exchange variation income in the amount of R$478,871 in the Bank and Consolidated in the quarter and revenue of R$64,340 in the accumulated (2018 – expenses with exchange variation in the amount of R$618,286 in the quarter and R$3,170,753 accumulated in the Bank and Consolidated).

(3) In the Bank and Consolidated, includes exchange variation income in the amount of R$4,126 in the quarter and of R$3,974 in the accumulated (2018 – includes revenues with exchange variation in the amount of R$453,943 in the quarter and R$212,401 accumulated in the Bank and Consolidated).

e) Borrowings and Onlendings

					Bank
				09/30/2019	12/31/2018
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Foreign Borrowings	30,456,460	23,614,521	1,538,826	55,609,806	34,305,601
Import and Export Financing Lines	13,177,385	18,394,318	7,024	31,578,727	24,960,596
Other Credit Lines	17,279,075	5,220,204	1,531,801	24,031,080	9,345,005
Domestic Onlendings	1,298,117	2,590,214	8,367,059	12,255,391	13,267,246
Total	31,754,577	26,204,735	9,905,885	67,865,197	47,572,847

					Consolidated
				09/30/2019	12/31/2018
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Domestic Borrowings	12,593	26,862	19,636	59,090	96,570
Foreign Borrowings	27,959,350	23,614,521	1,538,826	53,112,696	32,574,976
Import and Export Financing Lines	13,177,385	18,394,318	7,024	31,578,727	24,960,596
Other Credit Lines	14,781,965	5,220,204	1,531,801	21,533,970	7,614,380
Domestic Onlendings	1,298,117	2,590,214	8,367,059	12,255,391	13,267,246
Total	29,270,060	26,231,597	9,925,521	65,427,178	45,938,792

In the Bank and Consolidated, the export and import financing lines are funded by foreign banks, for foreign exchange transactions purposes, related to export bills discounting and export and import pre-financing, with maturity until 2021 (12/31/2018 - until 2021) and subject to financial charges corresponding to exchange rate changes plus interest ranging from 6.3% p.a. to 8.8% p.a. (12/31/2018 – from 0.5% p.a. to 9.5% p.a.).

Domestic onlendings - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the currency basket of the BNDES, or US dollar exchange variation, plus interest rate in accordance with the operating policies of the BNDES System.
18.          Tax and Social Security

		Bank		Consolidated
	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Deferred Tax Liabilities	4,269,482	2,963,046	4,824,809	3,477,059
Provision for Taxes and Contributions on Income	20,180	-	814,691	320,595
Taxes Payable	759,266	1,199,448	1,031,623	1,846,776
Total	5,048,928	4,162,494	6,671,123	5,644,430

a) Nature and Origin of Deferred Tax Liabilities

				Bank
	12/31/2018	Recognition	Realization	09/30/2019
Adjustment to Fair Value of Trading Securities and Derivatives (1)	898,976	-	-	898,976
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	1,968,659	1,269,157	-	3,237,816
Excess Depreciation of Leased Assets	5,515	-	(37)	5,478
Others	89,896	37,316	-	127,212
Total	2,963,046	1,306,473	(37)	4,269,482

	12/31/2018			Consolidated
		Recognition	Realization	09/30/2019
Adjustment to Fair Value of Trading Securities and Derivatives (1)	963,016	2,881	(30)	965,867
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	2,034,554	1,292,511	(16,449)	3,310,616
Excess Depreciation of Leased Assets	310,163	24,004	(6,329)	327,838
Others	169,326	55,967	(4,805)	220,488
Total	3,477,059	1,375,363	(27,613)	4,824,809
(1) Includes IRPJ, CSLL, PIS and Cofins.

b) Expected Realization of Deferred Tax Liabilities

				Bank
				09/30/2019
	Temporary Differences
Year	IRPJ	CSLL	PIS/Cofins	Total
2019	66,929	39,884	12,967	119,780
2020	276,558	164,828	51,867	493,253
2021	276,559	164,828	51,868	493,255
2022	263,446	157,234	49,398	470,078
2023	224,107	134,452	41,992	400,551
2024 to 2026	672,318	403,357	125,976	1,201,651
2027 to 2029	609,662	365,774	115,478	1,090,914
Total	2,389,579	1,430,357	449,546	4,269,482

				Consolidated
				09/30/2019
	Temporary Differences
Year	IRPJ	CSLL	PIS/Cofins	Total
2019	142,629	42,776	13,181	198,586
2020	371,106	176,408	53,019	600,533
2021	334,979	175,391	52,724	563,094
2022	319,898	166,617	50,255	536,770
2023	274,684	140,310	42,848	457,842
2024 to 2026	779,059	420,527	128,543	1,328,129
2027 to 2029	640,545	381,480	117,830	1,139,855
Total	2,862,900	1,503,509	458,400	4,824,809

19.          Subordinated Debts

Consist of securities issued according to Bacen rules, which are used as Tier II of the Capital Regulatory for calculating operating limits, according to the mature and proportion defined by CMN Resolution 4,192 of March 1, 2013, and the amendments introduced by Resolution 4,278 of October 31, 2013.

Bank/Consolidated
					09/30/2019	12/31/2018
Subordinated Deposit Certificates	Issuance	Maturity (1)	Amount (Million)	Interest Rate (p.a.)	Total	Total
Notes (2)	January - 14	No Maturity (Perpetual)	$3.000	7.375%	-	4,906,880
Notes (2)	January - 14	January - 24	$3.000	6.000%	-	4,978,727
Total					-	9,885,607

20.          Debt Instruments Eligible to Compose Capital

On November 5, 2018, the Board of Directors approved the redemption of Level I and Level II Notes issued on January 29, 2014, in the total amount of US $ 2.5 billion. The repurchase was approved by the Central Bank on December 18, 2018. (Note 25.e).

In conjunction with the approval of the redemption of the previous notes, the Board of Directors approved the issuance of the equity instruments, which was held on November 8, 2018. Such issuance took the form of notes issued abroad, in US dollars, in the amount of US $ 2.5 billion, for payment in Level I and Level II of Reference Equity. The offering of these Notes was made outside of Brazil and the United States of America, for non-US Persons, based on Regulation S under the Securities Act, and was fully paid in by Santander España, controlling shareholder of Banco Santander Brasil.

On December 18, 2018, the Bank issued an approval for the Notes to comprise Level I and Level II of Banco Santander's Reference Equity as of such date. This approval led to the reclassification of these instruments from the line of Eligible Debt Instruments to Capital for Subordinated Debts (Note 19).

Details of the balance of Debt Instruments Eligible to Compose Capital referred to the issuance of equity instruments for the composition of Tier I and Tier II of Regulatory Capital due to the Capital Optimization Plan, are as follows:

Bank/Consolidated
					09/30/2019	12/31/2018
Debt Instruments Eligible to Compose Capital	Issuance	Maturity	Amount (Million)	Interest Rate (p.a.) (1)	Total	Total
Tier I (2)	November - 18	No Maturity (Perpetual)	$1.250	7.250%	5,354,363	4,895,197
Tier II (2)	November - 18	November - 28	$1.250	6.125%	5,331,263	4,887,175
Total					10,685,626	9,782,372

(1)  Interest paid semiannually, as of May 8, 2019.

(2)  The debts were made at the Cayman Agency with no incident of income tax.

Notes have the following common characteristics:

(a) Unit value of at least US$150 thousand and in integral multiples of US$1 thousand in excess of such minimum value.

(b) The Notes may be repurchased or redeemed by Banco Santander after the fifth anniversary as of the date of issue of the Notes, at the sole discretion of the Bank or as a result of changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

On December 18, 2018, the Bank issued approval for the Notes to comprise Tier I and Tier II of Banco Santander's Reference Equity as of such date, as well as the repurchase of the notes issued on January 29, 2014, this approve grants in the instrument’s reclassification on the line Debt Instruments Eligible to Compose Capital (Note 19).

21.          Other Payables – Other

		Bank		Consolidated
	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Provision Technical for Capitalization Operations	-	-	2,296,438	1,874,147
Provision Technical for Pension Operations	-	-	2,169,088	1,797,008
Payables for Credit Cards	24,870,690	24,618,008	32,369,981	37,420,024
Provision for Tax Risks and Legal Obligations (Note 22.b) (2)	4,382,002	4,079,141	6,637,293	6,294,007
Provision for Legal and Administrative Proceedings - Labor and Civil (Note 22.b) (2)	6,738,027	6,688,401	7,338,834	7,231,458
Provision for Financial Guarantees (Note 21.a)	165,116	201,411	165,116	201,411
Employee Benefit Plans (Note 34)	4,821,269	3,328,319	4,874,050	3,357,653
Payables for Acquisition of Assets and Rights	22,351	21,409	22,351	21,409
Reserve for Tax Contingencies - Responsibility of Former Controllers (Note 22.i) (b)	102,112	518,061	102,112	598,544
Reserve for Legal and Administrative Proceedings - Responsibility of Former Controllers Stockholders (Note 22.i) (b)	791	7,094	791	7,094
Accrued Liabilities
Personnel Expenses	2,057,708	1,833,323	2,315,883	2,017,845
Administrative Expenses	176,607	338,599	410,393	499,948
Others Payments	39,847	51,307	98,650	132,988
Creditors for Unreleased Funds	1,433,324	986,678	1,433,324	986,678
Provision of Payment Services	456,390	548,134	456,390	548,134
Suppliers	656,992	546,702	1,443,653	1,427,014
Others (1)	5,136,472	4,661,094	7,965,463	6,627,499
Total	51,059,698	48,427,681	70,099,810	71,042,861

(1)  As of September 30, 2019, includes impacts of the exchange rate variation referring to Notes and on September 30, 2018, includes the effects described in note 34.a, relating to the reduction of present value of actuarial obligations.

(2)  In the end of June 30, 2019, the Bank entered into an agreement with a former controlling shareholder, in which the Bank's liabilities became the responsibility of the Bank, with no impact on results (Notes 22.b and 22.i).

a) Provision for Financial Guarantees

The classification of the guarantees operations for the constitution of provision is based on the estimate of the involved risk. It happens due to the quality evaluation process applied to the clients and operations, using statistical model based on quantitative and qualitative information or on specialized credit analyst, which allow them to be classified according their default probabilities, based on internal and market´s objective variables (bureaus), previously identified as predictive of default probability. After this evaluation, the operations are classified according to the provisioning ratings, having as reference the CMN Resolution nº 2,682/1999. Based on the results of this analysis, amounts related to operations’ coverage are registered as provision considering the type of the guarantee, according to the requirements of CMN Resolution nº 4,512/2016.

Bank/Consolidated
		09/30/2019		12/31/2018
Type of Financial Guarantee	Balance Guarantees Provided	Provision	Balance Guarantees Provided	Provision
Linked to International Merchandise Trade	576,869	3,110	1,200,293	4,376
Linked to Bids, Auctions, Provision of Services or Execution of Works	4,628,589	8,990	4,651,584	13,822
Linked to the Supply of Goods	1,297,203	2,462	1,385,573	2,519
Linked to the Distribution of Securities by Public Offer	-	-	129,000	-
Guarantee in Legal and Administrative Proceedings of Fiscal Nature	12,997,245	104,309	14,083,538	121,620
Other Guarantees	278,383	2,859	48,359	928
Other Bank Guarantees	13,277,253	34,503	14,182,366	58,146
Other Financial Guarantees	3,965,725	8,883	2,818,561	-
Total	37,021,267	165,116	38,499,274	201,411

Changes in Allowances for Financial Guarantees

Bank/Consolidated
	01/07 to 09/30/2019	01/01 to 09/30/2019	01/07 to 09/30/2018	01/01 to 09/30/2018
Balance at Beginning	175,928	201,411	206,783	312,373
Constitution (Note 30)	13,767	17,207	132,411	140,651
Reversal (1) (Note 30)	(24,579)	(53,502)	(143,178)	(257,008)
Balance at End	165,116	165,116	196,016	196,016

(1) Corresponds to the honored bond, change in rating and provision recorded in the allowance for doubtful accounts.

22.          Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

In the Bank and Consolidated, on September 30, 2019 and 2018, no contingent assets were registered (Note 3.q).

b) Balance Sheet of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

		Bank		Consolidated
	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Reserve for Tax Contingencies and Legal Obligations (Note 21)	4,382,002	4,079,141	6,637,293	6,294,007
Accrual for Legal and Administrative Proceedings - Labor and Civil (Note 21)	6,738,027	6,688,400	7,338,834	7,231,458
Labor	3,479,932	3,543,801	3,798,285	3,829,975
Civil	3,258,095	3,144,599	3,540,549	3,401,483
Total	11,120,029	10,767,541	13,976,127	13,525,465

c) Change in Accrual for Judicial and Administrative Proceedings and Legal Obligations

Bank
			01/01 to 09/30/2019			01/01 to 09/30/2018
	Tax	Labor	Civil	Tax (3)	Labor	Civil
Balance at Beginning	4,079,141	3,543,801	3,144,599	4,279,109	3,240,115	2,241,047
Recognition Net of Reversal (1) (4)	256,397	607,735	430,904	(9,003)	697,986	502,388
Inflation Adjustment	110,714	60,742	198,990	114,920	465,212	185,309
Write-offs Due to Payment	(64,250)	(732,346)	(516,398)	(11,743)	(746,354)	(387,482)
Balance at End	4,382,002	3,479,932	3,258,095	4,373,283	3,656,959	2,541,262
Escrow Deposits - Other Receivables	1,200,752	1,215,198	632,434	1,153,844	1,012,855	515,531
Escrow Deposits - Securities	10,477	18,512	24,336	18,267	16,311	12,341
Total Escrow Deposits (2)	1,211,229	1,233,710	656,770	1,172,111	1,029,166	527,872

Consolidated
			01/01 to 09/30/2019			01/01 to 09/30/2018
	Tax	Labor	Civil	Tax (3)	Labor	Civil
Balance at Beginning	6,294,007	3,829,975	3,401,483	6,999,881	3,457,092	2,537,127
Recognition Net of Reversal (1)(4)	246,706	666,871	594,565	(28,282)	737,273	605,242
Inflation Adjustment	171,886	76,893	202,827	193,715	497,807	211,790
Write-offs Due to Payment	(75,306)	(775,454)	(658,326)	(32,354)	(800,069)	(489,039)
Change in the Scope of Consolidation/Acquisitions/ Merger/Reclassification of Societary Equity (Note 14)	-	-	-	17,858	92,480	328
Others	-	-	-	-	-	-
Balance at End	6,637,293	3,798,285	3,540,549	7,150,818	3,984,583	2,865,448
Escrow Deposits - Other Receivables	2,268,384	1,301,502	640,415	2,739,418	1,073,586	530,618
Escrow Deposits - Securities	11,530	18,512	24,336	19,285	16,311	12,341
Total Escrow Deposits (2)	2,279,914	1,320,014	664,751	2,758,703	1,089,897	542,959

(1) Tax risks include the constitutions of tax provisions related to lawsuits and administrative proceedings and legal obligations, recorded in the headings tax expenses, other operating income and other operating expenses IR and CSLL.

(2) Refers to the amounts of collateral deposits, limited to the amount of the provision and do not include escrow deposits related to possible and / or remote contingencies and recourse deposits.

(3) On September 30, 2018, it includes the effects of the access on the Sponsored Payments and Installments Programs from the cities of São Paulo and Rio de Janeiro and lawsuits related to IRPJ, CSLL and Social Securities Contributions related to the period from 1999 to 2005.

(4) In the first nine months of 2019, the Bank entered into an agreement with a former controlling shareholder, in which the Bank's liabilities became the responsibility of the Bank, with no impact on results (Notes 21 and 22.i).

d) Provisions for Contingent Civil, Labor, Tax and Social Security

Banco Santander and its subsidiaries are involved in lawsuits and administrative proceedings related to tax, labor, social security and civil arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity, lawsuits historic and company´s assessment of lawsuit losses based on the opinions of internal and external legal advisors. The Santander has the policy to constitute provision of full amount in risk of lawsuits who’s the result of loss assessment is probable. The legal obligation of tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows:

e) Lawsuits and Administrative Proceedings related to Tax and Social Security

Main lawsuits and administrative proceedings related to legal obligations, tax and social security

PIS and Cofins - R$1,889,515 in the Bank and R$3,742,025 in the Consolidated (12/31/2018 - R$1,841,342 in the Bank and R$3,646,102 in the Consolidated): Banco Santander and its subsidiaries filed lawsuits seeking to eliminate the application of Law 9,718/1998, which modified the calculation basis for PIS and Cofins to cover all revenues of legal entities and not only those arising from the provision of services and sale of goods. Regarding the Banco Santander Process, on April 23, 2015, a STF decision was issued admitting the Extraordinary Appeal filed by the Federal Government regarding PIS and denying the follow-up to the Extraordinary Appeal of the Federal Public Prosecutor regarding Cofins. Both appealed this decision, without any success, so that the suit relating to Cofins is defined, ruling the judgment of the Federal Regional Court of the 4th Region of August 2007, favorable to Banco Santander. Pursuant to the STF, Banco Santander's PIS and the PIS and Cofins of other subsidiaries are pending final judgment.

Increase in CSLL Tax Rate - R$111,641 in the Consolidated (12/31/2018 - R$0 in the Bank and R$108,489 in the Consolidated): the Bank Santander and its subsidiaries are discussing the increase in the CSLL tax rate, from 9% to 15%, established by Executive Act 413/2008, subsequently converted into Law 11,727/2008, as from April 2008. In 2018, given the classification of success and unfavorable scenario in the Courts, we opted to pay the amounts discussed, except for Companhia de Crédito, Financiamento e Investimento Renault do Brasil (RCI), because the judicial proceedings are pending of judgment.

Main lawsuits and administrative proceedings with probable loss risk

Banco Santander and its subsidiaries are parties in lawsuits and administrative proceedings related to tax and social security matters, which their risk of loss are classified as probable, based on the opinion of legal counsel.

Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$741,095 (12/31/2018 - R$729,919) in the Bank and Consolidated: in May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearing services provided by Banco to Santander DTVM in 2000, 2001 and 2002. Based on the risk assessment of legal counsel, the tax treatment was accurate. Santander DTVM had a favorable decision at the Board of Tax Appeals (CARF). Banco Santander had a unfavorable decision and was considered responsible for the collection of the CPMF tax. Both decisions were appealed by the respective losing party to the highest jurisdiction of CARF. In June 2015 , Bank and DTVM had obtained a non favorable decision at CARF. On July 3, 2015 Bank and Santander Brasil Tecnologia (current name of Produban Serviços de Informática S.A. and Santander DTVM) filed lawsuit aiming to cancel both tax charges on the period ended on September 30, 2019. In September 2019 this action has been dismissed, and the resolution has been appealed to the higher court. Based on the evaluation of legal advisors, were consisted provision to the probable loss.

Social Security Contribution (INSS) - R$282,073 in the Bank and R$282,080 in the Consolidated (12/31/2018 - R$273,225 in the Bank and R$273,233 in the Consolidated): Banco Santander and its subsidiaries  are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

Tax on Services (ISS) - Financial Institutions - R$207,755 in the Bank and R$223,208 in the Consolidated (12/31/2018 - R$212,535 in the Bank and R$228,403 in the Consolidated): Banco Santander and its subsidiaries discuss administrative and legal requirements , by several municipalities, of the payment of ISS on various revenues arising from operations that are usually not classified as services (Note 22.h).

f) Lawsuits and Administrative Proceedings of Labor

These are lawsuits filed by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the payments and successes historic. Claims that do not fit the previous criteria have their provisions constituted according to individual assessment performed, and provisions being constituted based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

g) Lawsuits and Administrative Proceedings of Civil

These contingencies are generally caused by: (1) Lawsuits with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) lawsuits deriving of financing agreements, (3) lawsuits of execution; and (4) lawsuits of indemnity by loss and damage. For civil lawsuits considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are provisioned according to individual assessment performed, and provisions are based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

The main processes with the classification of risk of loss as probable are described below:

Lawsuits for Indemnity - seeking indemnity for material and emotional damage, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criteria are provisioned according to the individual assessment made, being the provisions recognized based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

Economic Plans - they referred to lawsuits filed by savings accountholders, related to supposed inflation purge arising from the Economic Plans (Bresser, Verão, Collor I and II), based on the understanding that such plans violated acquired rights relating to the application of inflation indexes on Saving Accounts, Lawsuits Deposits and Time Deposits (CDB). Provisions arising from such lawsuits are recorded based on the individual evaluation of loss made by external legal consultants.

The Banco Santander is also party in public class lawsuits on the same matter filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. The provision is made for the lawsuits with the classification of risk as probable, based on the individual execution orders. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in courts or in phase of definitive execution. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to the savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

However, the Supreme Court´s jurisprudence has not come to a conclusion regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge is five years, but this decision has not been handed down on the lawsuits yet. Thus, with this decision, a majority lawsuits, as they were filed after the period of five years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to become party on the public civil litigations, is also five years, counted from the final unappealable sentence. Banco Santander believes in the success of the arguments defended in these courts based on their content and the legal basis.

At the end of 2017, the General Union Law (AGU), Bacen, Institute of Consumer Protection (Idec), the Brazilian Front of the Money savers (Febrapo), the Brazilian Banks Federation (Febraban) have signed an agreement with the purpose to close all lawsuits related to Economic Plans.

The discussions focused on the definition of the amount that would be paid to each person according to the outstanding balance in the saving account. The total amount of the payments will depend on the number of the additional clients, and also on the number of money savers that approved in the courts the existance of their account and balance in the birthday date of the indexes changes. The term of agreement negotiated between the parties was submitted to the STF which approved the terms of the agreement.

The Management considers that the accrued provisions are due to charge interest in accordance with the plans, including considering the agreement approved by the STF.

h) Civil, Labor, Tax, and Security Social Liabilities Contingent Classified with Loss Risk as Possible

Refer to lawsuits and administrative proceedings involving tax, labor and civil matters classified by legal counsels with loss risk as possible, which they were not recorded.

The tax lawsuits classification with loss risk as possible totaled R$23,790 million in Consolidated, being the main lawsuits as follow:

INSS on Profits or Results (PLR) - Bank and the subsidiaries have several lawsuits and administrative proceedings arising from questioning tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of September 30, 2019, the amounts related to these proceedings totaled approximately R$5,114 million.

Tax on Services (ISS) - Financial Institutions - Banco Santander and its subsidiaries discuss administrative and legal requirements, by several municipalities, of the payment of ISS on various revenues arising from operations that are usually not classified as services. On September 30, 2019, the amounts related to these proceedings totaled approximately R$3,140 million.

Unapproved Compensation - The Bank and its affiliates discuss administrative and legal proceedings with the Federal Revenue Office to grant tax relief with credits arising from overpayments. On September 30, 2019, the amounts related to these proceedings totaled approximately R$3,475 million.

Goodwill Amortization of Banco Real - the Federal Tax Office of Brazil issued infraction notices against the Bank to require the income tax and social payments, including late charges, for the period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The  infraction notice was contested. On July 14, 2015, the Police Judging RFB decided favorably to Banco Santander, fully canceling the tax debt. On November 10, 2016, the appeal was filed, prompting the Bank to lodge an appeal with CARF, which is awaiting judgment. On September 30, 2019, the balance was approximately R$1,409 million.

Credit Losses - Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services claiming the deduction for credit losses because they fail to meet the relevant requirements under applicable law. As of September 30, 2019, the amount related to this claim is approximately R$604 million.

Use of CSLL Tax and Negative Tax Loss - Tax assessments issued by the Federal Revenue Service in 2009 for alleged undue compensation of tax loss carryforwards and negative basis of CSLL, as a consequence of tax assessments drawn up in previous periods. Judgment is pending at the administrative level. As of September 30, 2019, the amount was R$1,048 million.

Goodwill Amortization of Banco Sudameris - the Tax Authorities have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related to the period of 2007 to 2012.  Banco Santander timely presented its appeals, which are pending. On September 30, 2019, the amounts related to these proceedings totaled approximately R$631 million.

IRPJ and CSLL - Capital Gain - the Federal Tax Office of Brazil issued infraction notices against Santander Seguros, successor company of ABN AMRO Brasil  Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related base year 2005. The Federal Tax Office of Brazil claims that capital gain in sales of shares from Real Seguros S.A and Real Vida Previdência  S.A. by AAB Dois Par should be taxed by the rate of 34% instead 15%. The assessment was contested administratively based on understanding that tax treatment adopted at the transaction was in compliance with tax laws and capital gain was taxed properly. The administrative lawsuit is awaiting trial. The Banco Santander is responsible for any adverse outcome in this lawsuit as former Zurich Santander Brasil Seguros e Previdência S.A. stockholder.  As of September 30, 2019, the amount related to this lawsuit is approximately R$306 million.

The labor claims with classification of loss risk as possible totaled R$243 million in Consolidated, excluding the lawsuits below:

Semiannual Bonus or PLR - refers to Labor claim filed in 1998 by the Banespa Retirement Association (AFABESP) claiming the payment of the semi-annual bonus contemplated in Banespa's regulation, to be distributed as long as there is a profit and provided that it is approved by the board of directors. The Bonus was not paid in 1994 and 1995, since Banespa did not make a profit these years. Partial payments were made from 1996 to 2000, as approved by the Board of Executive Officers. The statute clause was eliminated in 2001. The Regional Labor Court and the Superior Labor Court ordered that Banco Santander, as successor of Banespa, pay this semi-annual bonus for the period from 1996 to the present date. On March 20, 2019, a decision of the Federal Supreme Court (STF) rejected the extraordinary appeal filed by the Bank. Santander Brasil shall file a rescission action and / or an appeal to reverse the decision in the main proceedings and suspend procedural enforcement, a preliminary decision was granted determining the suspension of execution of the decision rendered in the records of the main act. On June 2019, a decision of the Federal Supreme Court authorized the initial phase of judges’ settlement to ascertain the amounts involved. Whatever, the previous court decision prohibits the practices of any processual act including related to their execution and remains valid until Rescission Process judgement. Based on the opinion of its legal advisors, Management classifies the risk of loss as possible. The current court ruling does not define a specific amount to be paid by the defendants.

Readjustment of Banesprev retirement complements by the IGPDI - lawsuit filed in 2002 in Federal Court by the Association of Retired Employees of the Banco do Estado de São Paulo S.A. - Banespa, requesting the readjustment of the retirement supplementation by the IGPDI for Banespa retirees who have been admitted until May 22, 1975. The judgment granted the correction but only in the periods in which no other form of adjustment could be applied. The Bank and Banesprev have appealed this decision and although the appeals have not yet been judged, the Bank's success rate in this matter in the High Courts is around 90%. In Provisional Execution, calculations were presented by the Bank and Banesprev with "zero" result due to the exclusion of participants who, among other reasons, are listed as authors in other lawsuits or have already had some type of adjustment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and such disclosure may impact the progress of the claim.

The liabilities related to civil lawsuits with classification of loss risk as possible totaled R$1,453 million in Consolidated, being the main lawsuits as follow:

Indemnity Lawsuit Arising of the Banco Bandepe - related to mutual agreement on appeal to the Justice Superior Court (STJ - Superior Tribunal de Justiça).

Indemnity Lawsuit Related to Custody Services - provided by Banco Santander at an early stage which was not handed down yet.

Lawsuit Arising from a Contractual Dispute - the acquisition of Banco Geral do Comércio S.A. on appeal to the Court of the State of São Paulo (TJSP - Tribunal de Justiça do Estado de São Paulo).

i) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to tax, labor and civil lawsuits, in the amounts of R$102,112, R$213 and R$578 (12/31/2018- R$518,061, R$327 and R$6,767 in the Bank and R$598,544, R$327 and R$6,767 in the Consolidated) in the Bank and in the Consolidated, respectively, recorded in other financial liabilities (Note 21) which the responsible people were the  former controlling stockholders of the Bank and acquired companies. Based on the agreement signed, these lawsuits have guaranteed reimbursement from part of the former controllers, whose respective duties were recorded in other receivables - others (Note 12).

23.          Stockholders’ Equity

a) Capital

According to the by-laws, Banco Santander's capital stock may be increased up to the limit of its authorized capital, regardless of statutory reform, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine  billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the established legal limits on the number of preferred shares. Any capital increase that exceeds this limit will require stockholders' approval.

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value.

Thousands of Shares
			09/30/2019			12/31/2018
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	80,581	106,155	186,736	82,043	107,699	189,742
Foreign Residents	3,738,114	3,573,681	7,311,795	3,736,652	3,572,137	7,308,789
Total	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury Shares	(15,844)	(15,844)	(31,688)	(13,317)	(13,317)	(26,634)
Total Outstanding	3,802,851	3,663,992	7,466,843	3,805,378	3,666,519	7,471,897

b) Dividends and Interest on Capital

According to the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been calculated and paid in accordance with Brazilian Corporate Law.

Prior to the Annual Stockholders Meeting, the Board of Directors may resolve on the declaration and payment of dividends on earnings based on: (i) balance sheets or earning reserves showed in the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, since the total of dividends paid in each half of the fiscal year shall not exceed the amount of capital reserves. These dividends are fully attributed to the mandatory dividend.

				09/30/2019
	In Thousands		Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Common	Preferred	Units
Interest on Capital (1) (4)	1,000,000	127.5853	140.3438	267.9291
Interest on Capital (2) (4)	1,000,000	127.6399	140.4039	268.0438
Interest on Capital (3) (4)	1,000,000	127.6610	140.4271	268.0881
Total	3,000,000

(1)  Established by the Board of Directors in March 29, 2019, Common Shares - R$108,4475, preferred - R$129,1922 e Units - R$227,7397 net of taxes and was paid in May 28, 2019, without any remuneration for monetary restatement.

(2)  Established by the Board of Directors in June 28, 2019, Common Shares - R$108,4939, preferred - R$119,3433 e Units - R$227,8373 net of taxes and was paid in July 31, 2019, without any remuneration for monetary restatement.

(3)  Established by the Board of Directors in September 30, 2019, Common Shares - R$108,5119, preferred - R$119,3631 e Units - R$227,8749 net of taxes and will be paid in October 30, 2019, without any remuneration for monetary restatement.

(4)  The amount of interest on stockholders' equity will be fully charged to the mandatory minimum dividends to be distributed by the Bank for the year 2019.

				12/31/2018
	In Thousands		Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Common	Preferred	Units
Interest on Capital (1) (6)	600,000	76.3304	83.9634	160.2938
Interim Dividends (2) (6)	600,000	76.4956	84.1451	160.6407
Interest on Capital (3) (6)	600,000	76.4985	84.1484	160.6469
Interim on Capital (4) (6)	2,880,000	367.4149	404.1564	771.5713
Interim Dividends (5) (6)	1,920,000	244.9433	269.4376	514.3808
Total	6,600,000

(1)     Established by the Board of Directors in March 27, 2018, Common Shares - R$64,8808, preferred - R$71,3689 and Units - R$136,2497 net of taxes and was paid in April 26, 2018, without any remuneration for monetary restatement.

(2)     Established by the Board of Directors in June 26, 2018, and was paid in July 27, 2018, without any remuneration for monetary restatement.

(3)     Established by the Board of Directors in September 28, 2018, Common Shares - R$65,0237, preferred - R$71,5261 and Units - R$136,5898 net of taxes and was paid in October 26, 2018, without any remuneration for monetary restatement.

(4)     Established by the Board of Directors in December 28, 2018, Common Shares - R$312,3027, preferred - R$343,5329 and Units - R$655,8356  net of taxes and was paid in February 26, 2019, without any remuneration for monetary restatement.

(5)     Established by the Board of Directors in December 28, 2018, and was paid in February 26, 2019, without any remuneration for monetary restatement.

(6)     The amount of interest on stockholders' equity was fully charged to the mandatory minimum dividends to be distributed by the Bank for the year 2018.

c) Reserves

Net income, after deductions and statutory provisions, will be allocated as follows:

Legal Reserve

According to Brazilian corporate law, 5% to the legal reserve, until it reaches 20% of the share capital. This reserve is intended to ensure the integrity of capital and can only be used to offset losses or increase capital.

Capital Reserve

The Bank´s capital reserve consists of: goodwill reserve for subscription of shares and other capital reserves, and can only be used to absorb losses that exceed retained earnings and profit reserves; redemption, reimbursement or acquisition of shares for the Bank´s own issue; capital increase; or payment of dividends to preferred shares under certain circumstances.

Reserve for Equalization Dividend

After the allocation of dividends, the remaining balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be allocated to reserve for equalization of dividends, which will be limited to 50% of the share capital. This reserve aims to ensure funds for the payment of dividends, including as interest on own capital, or any interim payment to maintain the flow of stockholders remuneration.

d) Treasury Shares

In the meeting held on November 1, 2018, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 1, 2017, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 37,753,760 Units, representing 37,753,760common shares and 37,753,760 preferred shares, or the ADRs, which, on December 31, 2018, corresponded to approximately 1% of the Bank’s share capital. On December 31, 2018, the Bank held 362,227,661 common shares and 390,032,076 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to stockholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans. The term of the Buyback Program is 12 months counted from November 6, 2018, and will expire on November 5, 2019.

Bank/Consolidated
Shares in Thousands
	09/30/2019	12/31/2018
	Quantity	Quantity
	Units	Units
Treasury Shares at Beginning of the Exercise	13,317	1,773
Shares Acquisitions	5,608	15,816
Payment - Share-Based Compensation	(3,081)	(4,272)
Treasury Shares at Beginning of the Exercise	15,844	13,317
Subtotal - Treasury Shares in Thousands of Reais	R$ 638,789	R$ 460,550
Issuance Cost in Thousands of Reais	R$ 2,410	R$ 882
Balance of Treasury Shares in Thousands of Reais	R$ 641,199	R$ 461,432

Cost/Share Price	Units	Units
Minimum Cost	R$ 7.55	R$ 7.55
Weighted Average Cost	R$ 31.71	R$ 28.59
Maximum Cost	R$ 49.55	R$ 43.84
Share Price	R$ 42.60	R$ 42.70

e) Consolidated Stockholders’ Equity - Unrealized Income

The consolidated stockholders’ equity is reduced mainly to unrealized income of R$68,145 (12/31/2018 - R$1,707) and long-term incentives of R$1,564 (12/31/2018 – R$2,787). On September 30, 2019, there were realized results in the amounting of R$26,038 (2018 - R$33) in the quarter and of R$72,519 (2018 - R$475) in the accumulated.

f) Non Controlling Interest

	Stockholders’ Equity						Non Controlling Interest
	09/30/2019		12/31/2018		07/01 a 09/30/2019		01/01 to 09/30/2019		07/01 a 30/09/2018		01/01 to 09/30/2018
Banco RCI Brasil S.A. (Note 14)	761,686		714,671		(34,134)		(90,309)		(28,308)		(87,743)
Olé Consignado (Note 14)	613,808		463,407		(50,097)		(150,401)		(32,822)		(92,953)
FI RN Brasil - Financiamento de Veículos (Note 2)	45,246		301,707		(1,299)		(8,250)		- 5,693		(16,988)
Getnet S.A. (Note 14)	-		249,007		-		(3,962)		(13,057)		(39,605)
Banco PSA (Note 14)	141,082		155,399		(2,966)		(10,683)		(3,393)		(9,249)
FI Direitos Creditórios RCI Brasil I (Note 2)	-		63,454		-		(4,117)		(2,265)		(9,730)
Santander FI SBAC	89,803		62,595		(1,374)		(3,359)		(1,709)		(3,726)
Banco Hyundai Capital Brasil S.A.	148,195		51,072		1,715		2,888		241		-
Rojo Entretenimento S.A.	7,136		7,015		(57)		(121)		- 70		(70)
Return Capital Serviços de Recuperação de Créditos S.A.(previously nominated as Ipanema Empreendimentos e Participações)	1,539		1,155		(1,196)		(2,257)		239		(598)
Santander Leasing (Note 14)	449		447		(4)		(4)		- 8		(28)
Total	1,808,944	-	2,069,929	-	(89,412)	-	(270,575)	-	(87,323)	-	(260,690)

(1)  Investment Fund closed in the first half of 2019.

24.          Operational Ratios

In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. On 2013 was issued a set of Resolutions and Circulars, aligned with the recommendations of the Basel Committee on Banking Supervision. These rules were repealed by CMN Resolution nº 4,192 and 4,193 which took effect from October 2013, establishing the model for calculating the minimum Regulatory Capital requirements, Tier I and Common Equity Tier I. These Resolutions states that the composition of the Regulatory Capital is done through equity, subordinated debt and hybrid capital instruments.

As required by CMN Resolution nº 4,193/2013, the requirement for PR in 2018 was 11.0%, composed of 8.625% of Reference Equity Minimum plus 1.875% of Capital Conservation Additional. Considering this additional, PR Level I increased to 8.375% and Minimum Principal Capital to 6.875%.

For the base year 2019, the PR requirement remains at 10.5%, including 8.0% of Minimum of Reference Equity and a further 2.5% of Capital Conservation Additional. The PR Level I reaches 8.5% and the Principal Capital Minimum 7.0%.

As a continuation the adoption of the rules established  by CMN Resolution nº 4,192/2013, as of January 2015, came into force the Prudential Conglomerate, defined by CMN Resolution nº 4,280/2013.The index is calculated on a consolidated basis based on the information of Consolidated Prudential, as shown below:

	09/30/2019	12/31/2018
Tier I Regulatory Capital	71,535,844	61,476,715
Principal Capital	66,181,481	56,581,518
Supplementary Capital (Note 20)	5,354,363	4,895,197
Tier II Regulatory Capital (Note 20)	5,331,263	4,887,175
Regulatory Capital (Tier I and II)	76,867,107	66,363,890
Credit Risk (1)	398,412,098	358,955,592
Market Risk (2)	27,065,500	39,231,773
Operational Risk	47,965,481	42,375,554
Total RWA (3)	473,443,079	440,562,919
Basel I Ratio	15.11	13.95
Basel Principal Capital	13.98	12.84
Basel Regulatory Capital	16.24	15.06

(1)  Exposures to credit risk subject to the calculation of the capital requirement using a standardized approach (RWACPAD) are based on the procedures established by Circular Bacen 3,644, dated March 4, 2013 and its subsequent complements through the wording of Circular Bacen 3,174 of August 20, 2014 and Bacen Circular 3,770 of October 29, 2015.

(2)  Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (RWAjur2), price indexes (RWAjur3) and interest rate (RWAjur1/RWAjur4), the price of commodities (RWAcom), the price of shares classified as trading portfolios (RWAacs), and portions for gold exposure and foreign currency transactions subject to foreign exchange (RWAcam).

(3)  Risk Weighted Assets.

Banco Santander, quarterly discloses Pillar III information relating to risk management, Regulatory Capital and Risk Weighted Assets. A report with further details of the structure and methodology will be disclosed on the website www.ri.santander.com.br/ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of adjusted regulatory capital, as per prevailing regulation. Banco Santander classifies for said index. The Bank is in compliance with the requirements aforementioned.

25.          Related Parties

a) Key Management Personnel Compensation

The Board of Directors' meeting, held on March 27, 2019 approved, in accordance with the Compensation Committee the maximum global compensation proposal for the directors (Board of Directors and Executive Officers) overall amounting to R$400,000,000.00 (four hundred million reals) for the 2019 financial year, covering fixed remuneration, variable and equity-based and other benefits. The proposal was approved by the Ordinary General Meeting (OGM) accomplished on April 26, 2019.

a.1) Long Term Benefits

The Bank, likewise Banco Santander Spain and other companies controlled by Santander Group, develops long-term compensation programs-tied to the performance of the market price of its shares, based on the achievement of certain goals (Note 34.f).

a.2) Short Term Benefits

The table below shows the salary of Board of Directors and Executive Board and refers to the amount recognized as an expense and paid in the period ended September 30, 2019 and 2018, by Banco Santander and its subsidiaries to their directors for their positions in Banco Santander and other companies in the Santander Conglomerate.

The amounts related to Variable Remuneration and Share-based Remuneration will be paid in subsequent periods.

	07/01 to 09/30/2019	01/01 to 09/30/2019	07/01 to 09/30/2018	01/01 to 09/30/2018

Fixed Compensation	23,244	68,923	21,201	65,776
Variable Compensation - in cash	39,739	61,450	10,564	31,797
Variable Compensation - in shares	46,221	66,996	9,510	27,611
Others	13,245	33,178	326	44,314
Total Short-Term Benefits	122,449	230,547	41,601	169,498
Variable Compensation - in cash	59,414	77,316	8,432	24,684
Variable Compensation - in shares	67,808	87,186	8,432	24,684
Total Long-Term Benefits	127,222	164,502	16,864	49,368

Total	249,671	395,049	58,465	218,866

(1) In the first half of 2018, the Management of Banco Santander decided to provision and settle in advance certain benefit, which was practiced by the Bank's liberality, remaining in 2019, the other benefits.

Additionally, in the third period of 2019, charges were collected on Management compensation in the amount of R$16,527 (2018 - R$17,407) and of R$26,876 (2018 - R$26,851) in the accumulated of the period.

b) Contract Termination

The termination of the employment relationship of managers for non-fulfillment of obligations or voluntarily by the employee does not give right to any financial compensation and its acquired benefits will be discontinued.

c) Lending Operations

The Bank and its subsidiaries may carry out transactions with related parties, in line with the legislation in force as set forth in articles 6 and 7 of CMN Resolution nº 4,693/18, article 34 of Law 6,404/76 "Law of Corporations" and the Policy for Transactions with Related Parties of Santander published on the Investor Relations website, being considered related parties:

(1)   its controllers, natural or legal persons, under the terms of art. 116 of the Law of Corporations;

(2)   its directors and members of statutory or contractual bodies;

(3)   in relation to the persons mentioned in items (i) and (ii), their spouse, companion and relatives, consanguineous or the like, up to the second degree;

(4)   natural persons with qualified equity interest in their capital;

(5)   corporate entities with qualified equity interest in their capital;

(6)   legal entities in whose capital, directly or indirectly, a Santander Financial Institution has a qualified shareholding;

(7)   legal entities in which a Santander Financial Institution has effective operational control or preponderance in the deliberations, regardless of the equity interest; and

(8)   legal entities that have a director or member of the Board of Directors in common with a Santander Financial Institution.

d) Ownership Interest

The table below shows the direct interest (common and preferred shares):

						Shares in Thousands
	09/30/2019
				Preferred	Total
		Common Shares	Preferred	Shares	Total	Shares
Stockholders'	Common Shares	(%)	Shares	(%)	Shares	(%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Banco Santander, S.A. (1)	521,964	13.7%	519,268	14.1%	1,041,232	13.9%
Employees	2,789	0.1%	2,795	0.1%	5,584	0.1%
Directors (*)	4,972	0.1%	4,972	0.1%	9,944	0.1%
Others	355,870	9.3%	383,668	10.4%	739,538	9.9%
Total Outstanding	3,802,851	99.6%	3,663,992	99.6%	7,466,843	99.6%
Treasury Shares	15,844	0.4%	15,844	0.4%	31,688	0.4%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	358,659	9.4%	386,463	10.5%	745,122	9.9%

						Shares in Thousands
	12/31/2018
				Preferred	Total
		Common Shares	Preferred	Shares	Total	Shares
Stockholders'	Common Shares	(%)	Shares	(%)	Shares	(%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.2%
GES (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Banco Santander, S.A. (1)	521,964	13.7%	519,268	14.1%	1,041,232	13.9%
Employees	2,986	0.1%	2,987	0.1%	5,973	0.1%
Directors (*)	3,930	0.1%	3,930	0.1%	7,860	0.1%
Others	359,242	9.4%	387,045	10.5%	746,287	9.9%
Total Outstanding	3,805,378	99.7%	3,666,519	99.6%	7,471,897	99.6%
Treasury Shares	13,317	0.3%	13,317	0.4%	26,634	0.4%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	362,228	9.5%	390,032	10.6%	752,260	10.0%

(1)  Companies of the Santander Spain Group.

(2)  Composed of Officials and Others.

(*)    None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

e) Related-Party Transactions

Santander has a Policy for Related Party Transactions approved by the Board of Directors, which aims to ensure that all transactions typified by the policy to take effect  in view of the interests of Banco Santander and its stockholders. The policy defines the power to approve certain transactions by the Board of Directors. The planned rules also apply to all employees and officers of Banco Santander and its subsidiaries.

Operations and charges for services with related parties are carried out in the ordinary course of business and under reciprocal conditions, including interest rates, terms and guarantees, and do not entail greater risk than the normal collection or have other disadvantages.

Beginning in December 2018, transactions and balances with key management personnel are shown. The main transactions and balance are as follows:

				Bank
	Assets		Income	Assets		Income
	(Liabilities)		(Expenses)	(Liabilities)		(Expenses)
		07/01 a 09/30/2019	01/01 to 09/30/2019	12/31/2018	07/01 a 09/30/2018	01/01 to 09/30/2018
	09/30/2019
Cash	1,563,155	-	-	1,402,413	-	-
Banco Santander Espanha (2)	1,523,381	-	-	1,342,685	-	-
Banco Santander (México), S.A. (4)	2,602	-	-	5,037	-	-
Banco Santander Totta, S.A. (4)	9,817	-	-	7,883	-	-
Others	27,356	-	-	46,808	-	-
Interbank Investments	64,548,046	1,583,501	3,862,851	64,268,736	1,111,439	3,713,648
Aymoré CFI (3)	40,707,057	1,151,797	2,671,353	39,943,867	721,540	2,632,638
Banco Santander Espanha (1) (2)	-	20,779	83,183	6,583,716	46,838	95,471
Banco PSA (3)	1,123,797	22,624	68,706	1,219,424	20,191	70,369
Banco RCI Brasil S.A. (3)	3,477,456	58,617	157,823	2,880,143	34,293	95,134
Banco Bandepe(3)	5,296,256	47,043	91,036	1,984,778	15,739	51,274
Olé Consignado (3)	12,348,481	269,436	777,272	11,156,948	272,838	768,762
Others	1,594,999	13,206	13,477	499,860	-	-
Securities	370,768	2,013	12,963	354,237	160,581	769,147
Santander Leasing (3)	370,768	2,013	12,963	354,237	160,581	769,147
Derivatives Financial Instruments - Net	(1,075,077)	(223,871)	(1,376)	(196,540)	(47,480)	225,805
Real Fundo de Investimento Multimercado Santillana Crédito Privado (Fundo de Investimento Santillana) (4)	(140,467)	-	714,263	266,027	2,425	(54,580)
Abbey National Treasury Services Plc (Abbey National Treasury) (4)	-	-	-	-	(2,479)	(17,525)
Banco Santander Espanha (2)	(1,068,146)	(157,159)	(557,180)	(520,953)	6,967	129,602
Santander FI Amazonas (3)	(17,342)	(3,627)	31,579	(13,509)	7,238	5,971
Santander FI Hedge Strategies (3) (Note 2)	293,438	1,022,432	1,023,440	558,195	159,719	640,557
Santander Hermes Multi Créd Priv Infra Fundo de Invest	84,011	22,630	125,552	7,889	-	-
Santander FI Diamantina (3)	(226,570)	(1,108,159)	(1,339,085)	(494,189)	(221,350)	(478,220)
Key Management Personnel	-	12	55	-	-	-
Interfinancial Relations	8,689,382	2,088	3,939	10,131,786	1,712	7,229
Getnet S.A. (Nota 12) (3) (7)	8,679,727	985	1,879	10,118,599	611	3,012
Santander Leasing (3)	9,656	1,103	2,060	13,187	1,101	4,217
Others	-	-	-	-	-	-
Loan Operations	14,609	83	344	3,216	87	835
Cibrasec(5)	-	-	-	-	87	835
Key Management Personnel (12)	14,609	83	344	3,216	-	-
Dividends and Bonuses Receivables	29,750	-	-	251,091	-	623,256
Aymoré CFI(3)	-	-	-	161,419	-	100,664
Santander Leasing (3)	-	-	-	-	-	293,383
Santander CCVM (3)	29,750	-	-	-	-	36,596
Banco RCI Brasil S.A.(3)	-	-	-	24,842	-	-
Santander CCVM(3)	-	-	-	-	-	192,613
Banco Bandepe(3)	-	-	-	52,948	-	-
Getnet S.A.(3)	-	-	-	11,578	-	-
Others	-	-	-	304	-	-
Trading Account	465,553	251	1,327	191,740	59	207
Abbey National Treasury(4)	-	-	-	87,260	14	157
Banco Santander Espanha(2)	465,553	251	1,327	104,480	45	50
Foreign Exchange Portfolio - Net	(13,722)	(158,695)	(162,896)	376,468	(178,380)	(187,407)
Banco Santander Espanha(2)	(13,722)	(158,801)	(163,002)	376,045	(178,380)	(187,407)
Banco Santander México (4)	-	-	-	423	-	-
Key Management Personnel	-	106	106	-	-	-
Income Receivable	794,612	522,712	1,601,456	926,771	445,253	1,387,292
Zurich Santander Brasil Seguros e Previdência S.A.(8)	760,970	464,598	1,425,712	880,920	391,124	1,219,652
Zurich Santander Brasil Seguros S.A.(8)	33,642	58,114	175,744	45,851	54,129	167,640
Receivables from Affiliates	18,526	155,687	515,804	9,689	253,946	723,215
Santander Capitalização S.A. (3)	-	-	-	-	73,061	203,252
Aymoré CFI (3)	-	118,099	361,150	-	122,161	359,868
Santander CCVM (3)	(286)	16,358	42,863	-	12,631	48,220
Santander Serviços (3) (8)	1,122	5,080	14,256	-	(855)	(855)
Santander Microcrédito (3) (9)	123	8,400	24,216	-	14,415	14,415
Santander Brasil Consórcio (3)	(127)	-	-	225	4,628	10,028
Santander Corretora de Seguros (3)	316	1,774	33,644	-	7,809	25,952
Getnet S.A. (3) (7)	-	196	196	6,111	17,344	47,180
Others	17,378	5,781	39,481	3,353	2,752	15,155
Other Receivables - Others	665,813	101,148	286,227	47,756	21,401	44,327
Banco Santander Espanha(2)	631,697	6,448	6,448	7,159	-	6,972
Santander Capitalização S.A.(3)	28,742	85,173	250,398	30,332	7,124	7,124
Banco Santander International(4)	-	9,039	26,515	-	11,830	21,936
Santander Securities Services DTVM S.A. (4)	-	371	1,112	-	253	823
Key Management Personnel	2,798	70	167	3,118	-	-
Others	2,575	47	1,585	7,147	2,194	7,472
Deposits	(11,148,917)	(605,588)	(530,963)	(9,888,643)	(150,229)	(595,572)
Santander Leasing(3)	(16,862)	(1,100)	(8,037)	(185,539)	(3,484)	(114,853)
Banco Santander Espanha(2)	(13,409)	-	-	(77,919)	(2,296)	(6,711)
Aymoré CFI(3)	(935,840)	(26,526)	(168,512)	(3,504,136)	(96,202)	(274,785)
Zurich Santander Brasil Seguros e Previdência S.A.(8)	(170,038)	-	-	(234,249)	-	-
Zurich Santander Brasil Seguros S.A.(6)	-	-	-	(36,599)	-	-
Santander Brasil Gestão de Recursos Ltda.(4)	(338,443)	(4,432)	(12,061)	(190,674)	(2,523)	(5,390)
Sancap(3)	(99)	(1)	(4)	(99)	(93)	(447)
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A (Santander Brasil Asset)(4)	(15,811)	(927)	(927)	(18,639)	(288)	(824)
Webmotors S.A.(10)	(418)	(6)	(20)	(1,509)	(12)	(83)
Fundo de Investimento Santillana(4)	(1,391,409)	-	(58,239)	(1,151,399)	(28,057)	(84,472)
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.)(3)(9)	(10,043)	(555)	(1,900)	(75,898)	(198)	(589)
Banco RCI Brasil S.A. (3)	(61,283)	(669)	(1,421)	(36,871)	(1,162)	(4,116)
Santander Corretora de Seguros(3)	(5,505)	(75)	(242)	(10,228)	(1,017)	(4,310)
Santander Securities Services Brasil DTVM S.A.(4)	(382,472)	(7,773)	(22,450)	(427,209)	(6,540)	(18,337)
Santander Brasil Consórcio(3)	(1,727)	(16)	(49)	(1,778)	(19)	(1,116)
Santander FI Hedge Strategies(3) (Note 2)	(1,509,247)	(405,299)	(85,497)	(1,789,627)	(1,412)	(68,922)
Santander Capitalização S.A.(3)	(28,098)	-	-	(5,434)	-	-
Santander CCVM(3)	(5,002)	-	-	(32,877)	-	-
Santander Securities Services Brasil Participações S.A.(4)	-	-	-	(58,968)	(1,152)	(3,381)
Super Pagamentos(3)	(4,770)	(596)	(2,604)	(71,501)	(1,805)	(1,805)
Santander Holding Imobiliária S.A.(3)	(83)	(0)	(0)	(220)	-	(1)
Getnet S.A.(3)	(30,226)	-	-	(1,720,075)	-	-
Santander FI Diamantina(3)	(5,842,061)	(141,032)	(141,032)	-	-	-
Key Management Personnel	(34,088)	(727)	(1,710)	(37,873)	-	-
Others	(351,982)	(15,851)	(26,259)	(219,322)	(3,969)	(5,430)
Repurchase Commitments	(5,385,609)	(77,943)	(234,487)	(4,631,434)	(148,114)	(489,482)
Fundo de Investimento Santillana(4)	-	-	-	-	-	(579)
Santander FI Amazonas (3)	(324,856)	(4,644)	(12,197)	(204,422)	(3,104)	(10,430)
Santander Leasing(3)	(1,411,326)	(21,091)	(63,626)	(1,300,319)	(100,376)	(369,246)
Banco Bandepe(3)	(105,290)	(1,455)	(3,581)	(64,241)	(1,399)	(4,525)
Olé Consignado (3)	(1,490)	(11)	(58)	(7,550)	(245)	(255)
Santander CCVM (3)	(107,157)	(1,575)	(3,820)	(41,740)	(362)	(1,012)
Santander FI SBAC(3)	(2,388,458)	(35,316)	(112,835)	(2,131,912)	(27,344)	(61,863)
Santander FI Guarujá(3)	(321,743)	(5,217)	(15,481)	(249,538)	(4,487)	(8,836)
Santander FI Diamantina (3)	-	(867)	(2,161)	(4,600)	(479)	(2,119)
PI Distribuidora de Títulos e Valores Mobiliários S.A (3)	-	-	-	(301,559)	(5,287)	(15,814)
Santander FI Unix(3)	(362,553)	(5,507)	(15,522)	(324,715)	(5,031)	(14,800)
Esfera Fidelidade S.A.	(99,999)	-	-	-	-	-
BeniBeneficios e Serviços S.A.	(105,950)	(602)	(602)	-	-	(3)
Others	(156,337)	(1,654)	(4,592)	(838)	-	-
Key Management Personnel	(451)	(3)	(12)	-	-	-
Funds from Acceptance and Issuance of Securities	(103,218)	(2,033)	(4,512)	(96,133)	-	-
Key Management Personnel	(103,218)	(2,033)	(4,512)	(96,133)	-	-
Borrowings and Onlendings	(2,497,110)	-	-	(1,989,845)	-	-
Banco Santander Río S.A. (4)	-	-	-	-	-	-
Banco Santander México (4)	-	-	-	-	-	-
Banco Santander Río S.A.	-	-	-	(259,220)	-	-
Santander Brasil EFC (3)	(2,497,110)	-	-	(1,730,625)	-	-
Dividends and Bonuses Payables	(764,035)	-	-	(3,928,017)	-	-
Banco Santander Espanha(2)	(118,621)	-	-	(609,159)	-	-
Sterrebeeck B.V.(2)	(403,294)	-	-	(2,071,055)	-	-
GES(2)(4)	(241,904)	-	-	(1,242,259)	-	-
Banco Madesant - Sociedade Unipessoal, S.A. (Banco Madesant)(4)	(216)	-	-	(1,112)	-	-
Key Management Personnel (11)	-	-	-	(4,432)	-	-
Payables from Affiliates	(266,586)	(252,081)	(567,769)	(33,180)	(268,308)	(584,037)
Produban Servicios (4)	-	-	-	-	(33,098)	(55,314)
Isban Brasil S.A.(4)	-	-	-	-	-	-
Santander Brasil Tecnologia S.A. (atual denominação da Produban Serviços de Informática S.A.) (3) (9)	(46)	40,586	(121,228)	(5,032)	(102,955)	(249,177)
Ingenieria de Software Bancário, S.L. (Ingeniería) (2)	-	-	-	-	(21,712)	(57,428)
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A (Santander Brasil Asset) (4)	(7,203)	-	-	-	-	-
Santander Corretora de Seguros (3)	(12,624)	(38,624)	(100,005)	(6,057)	(19,333)	(53,157)
Banco Santander Espanha (2)	(194)	(176)	(1,154)	(7,806)	(48,985)	(82,780)
Getnet S.A. (3)	(15,234)	(7,035)	(22,317)	(2,660)	(7,608)	(19,849)
Santander Leasing	(33,309)	-	(33,309)	(7,116)	-	-
Santander Securities Services Brasil DTVM S.A. (4)	(4,576)	(12,516)	(36,457)	(4,291)	(11,713)	(35,189)
Zurich Santander Brasil Seguros e Previdência S.A.(11)	-	-	-	-	-	-
Santander Global Technology, S.L., SOCI	(191,772)	(225,465)	(225,465)	-	-	-
Others	(1,627)	(8,852)	(27,835)	(218)	(22,904)	(31,143)
Debt Instruments Eligible to Compose Capital	(10,685,626)	(1,088,566)	(1,477,614)	(19,126,845)	(106,907)	(319,203)
Banco Santander Espanha (2) (6)	(10,685,626)	(1,088,566)	(1,477,614)	(19,126,845)	(106,907)	(319,203)
Donations	-	-	-	-	(4,050)	(11,835)
Fundação Sudameris	-	-	-	-	(4,050)	(11,835)
Other Payables - Others	(3,794,214)	(762,114)	(1,364,579)	(408,100)	(243,346)	(729,019)
Banco Santander Espanha (2)	-	(4,007)	(4,007)	(142)	29	(850)
GetNet (3)	-	(255,452)	(255,452)	-	(71,140)	(208,622)
TecBan (10)	-	-	-	-	(7,781)	(25,171)
Ingeniería (2)	-	(62,390)	(190,803)	-	(70,463)	(229,240)
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.) (3) (9)	-	-	-	-	(408)	(1,226)
Produban Servicios (4)	-	(7,109)	(20,934)	-	(6,633)	(19,901)
Aquanima Brasil Ltda.(4)	(3,442,350)	(193,537)	(524,140)	(33,321)	(85,226)	(237,964)
Getnet S.A. (3)	-	(831)	(2,530)	-	(381)	(1,720)
Santander Securities Services Brasil DTVM S.A. (4)	(351,863)	(234,705)	(360,272)	(374,637)	-	-
Key Management Personnel	-	(4,083)	(6,441)	-	(1,343)	(4,325)
Others	-	-	-	-	-	-

				Consolidated
	Assets		Income	Assets		Income
	(Liabilities)		(Expenses)	(Liabilities)		(Expenses)
		07/01 a 09/30/2019	01/01 to 09/30/2019	12/31/2018	07/01 a 09/30/2018	01/01 to 09/30/2018
	09/30/2019
Cash	1,931,006	-	-	1,575,165	-	353,163
Banco Santander Espanha (2)	1,891,232	-	-	1,515,437	-	261,558
Banco Santander México (4)	2,602	-	-	5,037	-	84,568
Banco Santander Totta, S.A. (4)	9,817	-	-	7,883	-	7,037
Others	27,356	-	-	46,808	-	-
Interbank Investments	-	20,799	83,305	6,583,716	46,839	95,489
Banco Santander Espanha(1)(2)	-	20,799	83,305	6,583,716	46,839	95,489
Derivatives Financial Instruments - Net	(1,274,120)	(193,417)	91,325	(182,833)	16,396	12,470
Fundo de Investimento Santillana(4)	(140,467)	-	714,263	266,027	2,425	(54,580)
Abbey National Treasury(4)	-	-	-	-	(2,479)	(17,525)
Banco Santander Espanha(2)	(1,133,654)	(193,429)	(622,994)	(448,860)	16,450	84,575
Key Management Personnel	-	12	55	-	-	-
Loan Operations	14,872	85	349	3,216	87	835
Cibrasec(5)	-	-	-	-	87	835
Key Management Personnel (12)	14,872	85	349	3,216	-	-
Trading Account	465,553	9,797	(2,744)	191,740	(2,205)	(21,342)
Banco Santander Espanha(2)	465,553	9,797	(2,744)	104,480	(2,219)	(21,499)
Abbey National Treasury(4)	-	-	-	87,260	14	157
Foreign Exchange Portfolio - Net	(13,722)	(158,212)	(162,896)	376,468	(178,380)	187,407
Banco Santander Espanha(2)	(13,722)	(158,239)	(163,002)	376,045	(178,380)	187,407
Banco Santander México (4)	-	-	-	423	-	-
Key Management Personnel	-	28	106	-	-	-
Dividends and Bonuses Receivables	-	-	-	14,548	-	-
Webmotors S.A(10)	-	-	-	14,548	-	-
Income Receivable	831,434	407,378	1,957,838	959,726	631,133	1,937,569
Zurich Santander Brasil Seguros e Previdência S.A. (8)	797,792	387,685	1,781,615	913,875	558,697	1,716,543
Zurich Santander Brasil Seguros S.A. (8)	33,642	19,694	176,223	45,851	72,436	221,026
Receivables from Affiliates	5,148	1,515	5,639	1,432	900	3,073
Isban Mexico, S.A. de C.V.(2)	122	-	-	122	-	-
Santander Global Technology, S.L., SOCI	192	-	-	192	-	-
Zurich Santander Brasil Seguros e Previdência S.A. (8)	-	-	-	-	-	-
Ingeniería(2)	-	-	-	-	-	-
Santander Securities Services Brasil DTVM S.A.(4)	-	149	921	927	286	2,137
Others	4,835	1,366	4,718	191	614	936
Other Receivables - Others	726,885	18,095	41,820	41,837	16,015	43,245
Banco Santander Espanha(2)	724,087	6,415	6,371	38,719	-	6,972
Banco Santander International(4)	-	9,039	26,515	-	11,830	21,936
Santander Securities Services Brasil DTVM S.A.(4)	-	2,127	6,382	-	2,193	6,492
Banco Santander - Chile	-	-	-	-	-	339
Santander Brasil Gestão de Recursos Ltda. (4)	-	-	-	-	-	267
Santander Participações (3)	-	668	1,648	-	-	-
Key Management Personnel	2,798	92	263	3,118	-	-
Others	-	(247)	642	-	1,992	7,239
Deposits	(2,378,720)	(14,061)	(98,734)	(2,394,667)	(44,188)	(123,595)
Banco Santander Espanha(2)	(43,254)	-	-	(107,084)	(2,296)	(6,711)
Zurich Santander Brasil Seguros e Previdência S.A.(8)	(170,038)	-	-	(234,249)	-	-
Zurich Santander Brasil Seguros S.A.(8)	-	-	-	(36,599)	-	-
Isban Brasil S.A.(4)	-	-	-	-	-	(90)
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.)(3)(9)	-	-	-	-	-	(215)
Santander Brasil Gestão de Recursos Ltda.(4)	(338,443)	(4,432)	(12,061)	(190,674)	(2,523)	(5,390)
Fundo de Investimento Santillana(4)	(1,391,409)	-	(58,239)	(1,151,399)	(28,057)	(84,472)
Santander Brasil Asset (4)	(15,811)	(927)	(927)	(18,639)	(288)	(824)
Santander Securities Services Brasil DTVM S.A.(4)	(382,472)	(7,773)	(22,450)	(427,209)	(6,540)	(18,377)
Santander Securities Services Brasil Participações S.A.(4)	-	-	-	(58,968)	(1,152)	(3,381)
Gestora de Inteligência de Crédito(5)	(903)	(192)	(3,274)	(126,988)	(3,300)	(3,963)
Webmotors S.A.(10)	(418)	(6)	(20)	(1,509)	(12)	(83)
Key Management Personnel	(34,099)	(727)	(1,710)	(37,889)	-	-
Others	(1,875)	(4)	(54)	(3,460)	(20)	(89)
Repurchase Commitments	(451)	(12)	(12)	(838)	-	(579)
Fundo de Investimento Santillana(4)	-	-	-	-	-	-
Key Management Personnel	(451)	(12)	(12)	(838)	-	(579)
Funds from Acceptance and Issuance of Securities	(103,218)	(2,033)	(4,512)	(96,133)	-	-
Key Management Personnel	(103,218)	(2,033)	(4,512)	(96,133)	-	-
Borrowings and Onlendings	-	-	-	(259,220)	-	-
Banco Santander Espanha(2)	-	-	-	-	-	-
Banco Santander Río S.A. (4)	-	-	-	(259,220)	-	-
Banco Santander México (4)	-	-	-	-	-	-
Dividends and Bonuses Payable	(764,035)	-	-	(3,928,017)	-	-
Sterrebeeck B.V.(2)	(403,294)	-	-	(2,071,055)	-	-
GES(2)(4)	(241,904)	-	-	(1,242,259)	-	-
Banco Santander Espanha(2)	(118,621)	-	-	(609,159)	-	-
Banco Madesant(4)	(216)	-	-	(1,112)	-	-
Key Management Personnel (11)	-	-	-	(4,432)	-	-
Payables from Affiliates	(211,426)	(20,979)	(293,732)	(34,385)	(139,916)	(302,064)
Banco Santander Espanha(2)	(256)	(178)	(1,155)	(7,990)	(48,968)	(82,619)
Produban Servicios(4)	-	-	-	-	(33,440)	(56,270)
Isban Brasil S.A.(4)	-	-	-	-	-	(3,979)
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.)(3)(9)	-	-	-	-	-	(31,051)
Ingeniería(2)	-	-	-	-	(21,711)	(58,281)
Santander Brasil Asset(4)	(14,406)	190	(722)	(14,476)	(542)	(1,422)
Santander Securities Services Brasil DTVM S.A.(4)	(4,576)	(12,516)	(36,457)	(4,291)	(11,713)	(35,189)
Zurich Santander Brasil Seguros e Previdência S.A.(8)	-	-	-	-	-	-
Santander Global Technology, S.L., SOCI	(191,772)	-	(226,488)	(7,116)	-	-
Others	(417)	(8,476)	(28,910)	(512)	(23,542)	(33,253)
Subordinated Debt	-	-	-	(9,885,607)	(106,907)	(319,203)
Banco Santander Espanha (2) (6)	-	-	-	(9,885,607)	(106,907)	(319,203)
Debt Instruments Eligible to Compose Capital	(10,685,626)	(1,088,566)	(1,477,614)	(9,958,969)	-	-
Banco Santander Espanha (2) (6)	(10,685,626)	(1,088,566)	(1,477,614)	(9,958,969)	-	-
Donations	-	(2,078,575)	(2,087,500)	-	(5,330)	(14,885)
Santander Cultural	-	(1,036,725)	(1,037,500)	-	(750)	(2,250)
Fundação Sudameris	-	(1,041,850)	(1,050,000)	-	(4,050)	(11,835)
Fundação Santander	-	-	-	-	(530)	(800)
Other Payables - Others	(380,161)	(264,558)	(696,908)	(403,287)	(91,448)	(305,034)
Banco Santander Espanha (2)	(2,947)	-	(4,007)	(1,639)	(1)	(883)
Isban Brasil S.A.(4)	-	-	-	-	-	(26,270)
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.)(3)(9)	-	-	-	-	-	(5,435)
Ingeniería(2)	-	-	-	-	(7,781)	(25,171)
Produban Servicios (4)	-	-	-	-	(408)	(1,226)
Aquanima Brasil Ltda.(4)	-	(7,149)	(20,986)	-	(6,633)	(19,901)
Zurich Santander Brasil Seguros e Previdência S.A. (11)	(20,377)	(6,304)	(17,801)	(16,924)	(5,493)	(15,106)
Santander Securities Servicies Brasil DTVM S.A. (4)	-	(831)	(2,530)	-	311	(1,720)
TecBan(10)	-	-	(255,452)	-	(71,140)	(208,622)
Key Management Personnel	(356,484)	(250,350)	(395,082)	(384,724)	-	-
Others	(353)	75	(1,050)	-	(303)	(700)

(1)Controller - Banco Santander is indirectly controlled by Banco Santander Spain (Note 1 and 26.d), through its subsidiary GES and Sterrebeeck B.V.

(2)Direct or indirect controlled by Banco Santander.

(3)Direct or indirect controlled by Banco Santander Espanha.

(4)Jointly Controlled - Banco Santander.

(5)Refers to the portion acquired by the Controller with the PR Optimization Plan carried out in the first half of 2014.

(6)Corresponds to receivable values related to the Acquiring business.

(7)Significant Influence of Banco Santander Espanha.

(8)Company acquired on February 28, 2018, on the same date, Produban Serviços de Informática S.A. was changed to Santander Brasil Tecnologia S.A. (Note 36.f).

(9)Jointly Controlled - Santander Corretora de Seguros.

(10) Of the total dividends approved in 2019, R$1,139 is allocated to the Key Management Personnel, with the amount of the provision being paid.

(11) The balance with key management personnel refers to operations contracted before the term of the mandates.

26.          Income from Services Rendered and Banking Fees

	Bank				Consolidated
	07/01 to 09/30/2019	01/01 to 09/30/2019	07/01 to 09/30/2018	01/01 to 09/30/2018	07/01 to 09/30/2019	01/01 to 09/30/2019	07/01 to 09/30/2018	01/01 to 09/30/2018

Asset Management	193,320	540,198	184,108	581,972	291,237	807,676	247,847	757,676
Checking Account Services	976,012	2,817,598	848,352	2,467,295	995,091	2,855,773	850,881	2,474,908
Lending Operations and Income from Guarantees Provided	250,661	735,815	237,426	829,552	350,473	1,016,038	296,267	1,080,800
Lending Operations	112,454	322,943	91,969	364,903	212,266	603,166	150,810	616,151
Income Guarantees Provided	138,207	412,872	145,457	464,649	138,207	412,872	145,457	464,649
Insurance Fees	593,628	1,798,574	532,158	1,619,163	771,170	2,285,355	651,427	1,989,222
Cards (Debit and Credit) and Acquiring Services	1,001,687	3,081,695	927,479	2,669,724	1,462,043	4,548,407	1,431,994	4,154,634
Collection	380,111	1,130,989	366,577	1,116,734	381,201	1,133,797	367,436	1,119,937
Brokerage, Custody and Placement of Securities	239,312	622,461	73,710	346,504	317,195	913,662	110,912	469,121
Others	69,054	187,650	71,957	202,210	181,895	460,311	178,426	502,832
Total	3,703,785	10,914,980	3,241,767	9,833,154	4,750,305	14,021,019	4,135,190	12,549,130

27.          Personnel Expenses

	Bank				Consolidated
	07/01 to 09/30/2019	01/01 to 09/30/2019	07/01 to 09/30/2018	01/01 to 09/30/2018	07/01 to 09/30/2019	01/01 to 09/30/2019	07/01 to 09/30/2018	01/01 to 09/30/2018

Compensation	973,587	2,886,565	918,602	2,830,716	1,094,511	3,254,268	1,050,948	3,155,204
Charges	338,104	1,016,275	408,353	1,182,505	400,936	1,194,126	458,813	1,323,517
Benefits	351,326	1,015,876	332,964	984,448	400,409	1,151,252	366,164	1,081,213
Training	13,363	38,937	15,252	39,703	16,353	44,437	16,778	43,626
Others	2,155	6,626	2,326	6,790	2,498	8,067	2,336	6,842
Total	1,678,535	4,964,279	1,677,497	5,044,162	1,914,707	5,652,150	1,895,039	5,610,402

28.          Other Administrative Expenses

	Bank				Consolidated
	07/01 to 09/30/2019	01/01 to 09/30/2019	07/01 to 09/30/2018	01/01 to 09/30/2018	07/01 to 09/30/2019	01/01 to 09/30/2019	07/01 to 09/30/2018	01/01 to 09/30/2018

Depreciation and Amortization	560,404	1,639,284	502,618	1,483,643	702,611	2,053,665	638,333	1,881,213
Outsourced and Specialized Services	467,875	1,388,194	426,355	1,314,866	591,770	1,753,297	542,611	1,639,397
Communications	95,768	290,759	101,545	293,596	101,998	309,098	107,606	311,813
Data Processing	590,199	1,770,779	588,022	1,554,253	606,516	1,801,173	584,562	1,583,777
Advertising, Promotions and Publicity	115,140	320,537	115,952	306,243	147,702	447,087	134,019	365,958
Rentals	191,397	570,648	178,645	531,042	198,179	591,674	183,916	546,545
Transportation and Travel	37,397	109,720	34,185	101,663	47,871	139,733	42,674	125,578
Financial System Services	53,548	167,588	76,523	198,366	72,831	217,637	93,483	251,571
Security and Money Transport	143,459	453,031	145,920	450,380	144,343	455,453	147,248	452,489
Asset Maintenance and Upkeep	63,928	174,819	59,026	181,569	66,277	185,178	60,762	185,228
Water, Electricity and Gas	46,425	155,572	43,611	138,018	47,584	159,507	45,124	141,722
Materials	12,053	32,721	14,591	39,093	14,998	37,581	15,917	41,761
Others	156,859	403,322	103,538	285,270	227,065	636,713	163,205	448,753
Total	2,534,452	7,476,974	2,390,531	6,878,002	2,969,745	8,787,796	2,759,460	7,975,805

29.          Tax Expenses

	Bank				Consolidated
	07/01 to 09/30/2019	01/01 to 09/30/2019	07/01 to 09/30/2018	01/01 to 09/30/2018	07/01 to 09/30/2019	01/01 to 09/30/2019	07/01 to 09/30/2018	01/01 to 09/30/2018

Cofins (Contribution for Social Security Financing) (1)	426,255	1,455,269	538,785	1,087,512	589,329	1,961,718	695,757	1,524,170
ISS (Tax on Services) (3)	82,984	377,761	152,278	459,849	120,930	694,519	204,009	611,782
PIS (Tax on Revenue) (1)	69,266	232,426	76,827	161,158	100,165	332,043	103,846	247,711
Others (2)	62,264	168,215	54,544	153,684	82,598	230,801	78,250	218,917
Total	640,769	2,233,671	822,434	1,862,203	893,022	3,219,081	1,081,862	2,602,580

(1)  Includes the constitution of deferred taxes assets PIS and Cofins on adjustment to market value of securities and derivative financial instruments.

(2)  Includes provisions updates for PIS and Cofins of Law 9,718/1998.

(3)  ISS payment effected by Santander Leasing for the city of São Paulo, referring lease operations on the period between January 2014 and December 2017, in the amount of R$195,569.

30.          Other Operating Income

	Bank				Consolidated
	07/01 to 09/30/2019	01/01 to 09/30/2019	07/01 to 09/30/2018	01/01 to 09/30/2018	07/01 to 09/30/2019	01/01 to 09/30/2019	07/01 to 09/30/2018	01/01 to 09/30/2018

Net Income Pension and Capitalization	-	-	-	-	128,922	388,975	106,008	292,088
Reversal of Operating Provisions - Fiscal (Note 22.c) (1)	-	-	(4,923)	14,668	-	-	(4,932)	37,782
Reversal of Provision for Financial Guarantees Provided (Note 21)	10,812	36,294	10,767	116,357	10,812	36,294	10,767	116,357
Monetary Adjustment of Escrow Deposits	99,874	387,814	80,037	354,821	119,091	449,123	108,390	444,465
Recoverable Taxes	16,220	50,745	66,956	154,952	24,040	76,725	79,929	193,488
Recovery of Charges and Expenses	192,386	581,675	245,680	724,137	138,573	398,860	182,630	536,375
Monetary Variation	24,287	50,598	12,684	32,250	24,851	51,663	12,795	33,097
Others (2)	1,022,930	1,484,365	583,720	1,439,532	1,252,393	1,923,039	833,088	1,746,162
Total	1,366,509	2,591,491	994,921	2,836,717	1,698,682	3,324,679	1,328,675	3,399,814

(1)  On September 30, 2018, includes the amount of R$51,215 in the Bank and R$52,606 in the Consolidated referring to the program of installments and cash payment of tax and social security debts established by MP 783/2017 and reissues.

(2)  On September 30, 2018, it mainly includes the effect of the increase in the cost contribution established for purposes of the post-employment benefit plan in the amount of R$816,157 (note 21 and 34).

31.          Other Operating Expenses

	Bank				Consolidated
	07/01 to 09/30/2019	01/01 to 09/30/2019	07/01 to 09/30/2018	01/01 to 09/30/2018	07/01 to 09/30/2019	01/01 to 09/30/2019	07/01 to 09/30/2018	01/01 to 09/30/2018

Operating Provisions
Fiscal (Note 22.c)	240,519	256,397	-	-	245,773	246,706	-	-
Labor (Note 22.c)	343,483	607,735	184,482	697,986	359,594	666,871	200,077	737,273
Civil (Note 22.c)	338,548	430,904	225,678	502,388	433,782	594,565	278,897	605,242
Credit Cards (3)	1,091,252	3,237,147	577,112	1,609,119	853,592	2,560,566	595,400	1,654,892
Actuarial Losses - Pension Plan (Note 34.a)	93,457	203,336	60,061	180,416	94,504	203,601	59,652	179,141
Legal Fees and Costs	30,995	111,038	45,356	135,014	18,114	114,428	53,451	156,468
Serasa and SPC (Credit Reporting Agency)	16,726	49,844	16,388	46,991	17,248	51,231	16,813	48,178
Brokerage Fees	21,339	69,851	16,975	52,357	21,607	70,209	9,101	45,869
Commissions	241,056	483,732	103,675	333,229	569,970	1,423,139	351,299	1,156,169
Rating recoverable value (2)	-	-	-	305,864	-	-	-	305,864
Others (1)	457,516	1,666,630	978,192	2,735,368	1,009,105	2,953,682	1,228,761	3,485,572
Total	2,874,891	7,116,614	2,207,919	6,598,732	3,623,289	8,884,998	2,793,451	8,374,668

(1) On September 30, 2019 and 2018, mainly includes monetary restatement on provisions for judicial and administrative proceedings and legal obligations, provisions for the benefit guarantee fund and other provisions.

(2) On September 30, 2018, includes the recognition of impairment of intangible assets and property, plant and equipment recorded as a result of technical analyzes, which have shown a significant reduction in the expected future economic benefits of these assets (Note 16).

(3) Represented, mainly, with expenses related to transactions with credit cards and fidelity programs.

32.          Non-Operating Income

	Bank				Consolidated
	07/01 to 09/30/2019	01/01 to 09/30/2019	07/01 to 09/30/2018	01/01 to 09/30/2018	07/01 to 09/30/2019	01/01 to 09/30/2019	07/01 to 09/30/2018	01/01 to 09/30/2018

Result on sale of Investments	-	-	-	-	1,899	6,268	2,430	11,018
Result on Sale of Other Assets	(5,300)	1,273	31,098	81,665	(15,430)	(14,319)	23,659	63,907
Reversal (Recognition) of Allowance for Losses on Other Assets (1)	13,131	11,417	(25,309)	(39,984)	27,707	(92,223)	(17,539)	(28,113)
Expense on Assets Not in Use	(12,394)	(40,856)	(8,651)	(28,451)	(13,072)	(41,797)	(8,899)	(28,828)
Gains (Losses) of Capital	(638)	333	1,572	(707)	(650)	(115)	1,402	(861)
Other Income (Expenses)	13,669	50,897	4,172	11,354	18,396	49,654	5,131	16,337
Total	8,468	23,064	2,882	23,877	18,850	(92,532)	6,184	33,460

33.          Income Tax and Social Contribution

			Bank
	07/01 to 09/30/2019	07/01 to 09/30/2019	07/01 to 09/30/2018	01/01 to 09/30/2018

Income Before Taxes on Income and Profit Sharing	2,536,745	12,693,790	3,141,847	7,268,049
Profit Sharing (1)	(420,684)	(1,262,362)	(414,840)	(1,254,619)
Interest on Capital (2)	-	-	(600,000)	(1,200,000)
Income Before Taxes	2,116,061	11,431,428	2,127,007	4,813,430
Total Income and Social Contribution Tax at the Rates of 25% and 20%, Respectively (5)	(846,424)	(4,572,571)	(957,153)	(2,166,044)
Equity in Subsidiaries (3)	220,548	864,167	308,253	607,320
Nondeductible Expenses, Net of Non-Taxable Income	467,344	1,257,431	76,524	237,848
Exchange Variation - Foreign Branches	1,526,223	1,323,811	778,497	3,504,172
Income and Social Contribution Taxes on Temporary Differences and Tax Losses from Previous Exercises	115,792	142,815	94,924	378,653
Other Adjustments Social Contribution Taxes 5% (5)	-	-	(18,037)	610
Other Adjustments, Including Profits Provided Abroad	34,206	58,316	28,703	254,167
Income and Social Contribution Taxes	1,517,689	(926,031)	311,711	2,816,726

			Consolidated
	07/01 to 09/30/2019	07/01 to 09/30/2019	07/01 to 09/30/2018	01/01 to 09/30/2018

Income Before Taxes on Income and Profit Sharing	2,908,051	14,176,041	3,818,292	8,747,668
Profit Sharing (1)	(469,896)	(1,395,158)	(452,175)	(1,352,316)
Interest on Capital (2)	-	-	(600,000)	(1,200,000)
Unrealized Income	28,262	44,523	(251)	(535)
Income Before Taxes	2,466,418	12,825,406	2,765,866	6,194,817
Total Income and Social Contribution Tax at the Rates of 25% and 20%, Respectively (5)	(986,567)	(5,130,162)	(1,244,640)	(2,787,668)
Equity in Subsidiaries (3)	5,353	14,041	2,200	6,249
Nondeductible Expenses, Net of Non-Taxable Income	493,255	1,395,088	82,791	259,686
Exchange Variation - Foreign Branches	1,526,223	1,323,811	778,497	3,504,172
Income and Social Contribution Taxes on Temporary Differences and Tax Losses from Previous Exercises	116,132	176,984	93,418	359,311
Effects of Change in Rate of CSLL (4)	37,712	91,455	36,453	115,942
Other Adjustments Social Contribution Taxes 5% (5)	-	-	(31,703)	(13,447)
Other Adjustments, Including Profits Provided Abroad	66,853	51,351	42,875	251,724
Income and Social Contribution Taxes	1,258,960	(2,077,432)	(240,109)	1,695,969

(1)  The basis of calculation is the net income, after IR and CSLL.

(2)  As of January 2019, pursuant to CMN Resolution nº 4.706, the amounts related to the declared capital remuneration must be recognized against the appropriate account of retained earnings, by the net amount of the tax effects.

(3)  As a result of equity in subsidiaries are not included interest on capital received and receivable.

(4)  Effect of rate differences for the other non-financial companies, which the social contribution tax rate is 9%.

(5)  Temporary rate increase of CSLL from September 2015 to December 2018 (Note 3.s).

Foreign Exchange Hedge of the Grand Cayman Branch, Luxembourg Branch and the Subsidiary Santander Brasil EFC

Banco Santander operates two branchs, one in the Cayman Islands and one in Luxembourg, and a subsidiary called Santander Brasil Establecimiento Financiero de Credito, EFC, or “Santander Brasil EFC” (independent subsidiary in Spain) which are used mainly to raise funds in the capital and financial markets, providing credit lines that are extended to customers for trade-related financings and working capital (Note 13).

To protect the exposures to foreign exchange rate variations, the Bank uses derivatives and international funding. According to Brazilian tax rules, the gains or losses resulting from the impact of appreciation or depreciation of the local currency (real) in foreign investments are nontaxable or deductible to PIS/Cofins/IR/CSLL, while gains or losses from derivatives used as hedges are taxable or deductible. The purpose of these derivatives are to protect the after-tax results.

Tax treatment distinct from such exchange rate differences results in volatility in "Operating Income before Taxation" and in the caption "Income Taxes". Following are the effects of the operations carried out, as well as the total effect of the Currency Hedge for the period ended in September 30, 2019 and 2018:

	01/01 to 09/30/2019	01/01 to 09/30/2018
R$
Financial Operations
Result generated by the exchange rate variations on the Bank's investment in the Cayman and EFC Agency	3,525,929	8,376,227
Result generated by derivative contracts used as hedge	(5,994,824)	(15,787,634)
Tax Expenses
Tax effect of derivative contracts used as hedge - PIS/COFINS	57,168	406,456
Income Tax and Social Contribution
Tax effect of derivative contracts used as hedge - IR/CS	2,411,727	7,004,951

34.          Employee Benefit Plans - Post-Employment Benefits

a) Supplemental Pension Plan

Banco Santander and its subsidiaries sponsor the closed pension entities for the purpose of granting pensions and supplementary pensions over those granted by the Social Security, as defined in the basic regulations of each plan.

I) Banesprev

Plan I: defined benefit plan fully sponsored by Banco Santander, it covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. This plan is closed to new entrants since March 28, 2005.

Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year, introduced in April 2012 extraordinary cost to the sponsor and participants, as agreed with the PREVIC - Superintendence of Pension Funds, due to deficit in the plan. This plan is closed to new entrants since June 3, 2005.

Plan V: defined benefit plan fully sponsored by Banco Santander, it covers employees hired until May 22, 1975, closed and paid off.

Supplemental Pension Plan Pré 75: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, which its effective date is January 1, 2000. This plan is closed to new entrants since April 28, 2000.

Plan III: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. This plan receives contributions from the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life. Plan is closed to new entrants since September 1, 2005.

Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in defined benefit. This plan is closed to new entrants since July 23, 2010.

Three plans (DCA, DAB and CACIBAN): additional retirement and former employees associated pension, arising from the process of acquisition of the former Banco Meridional, established under the defined benefit plan. The plans are closed to new participants prior to the acquisition of Grupo Bozano Simonsen by Banco Santander in November 1999. .

Plano Sanprev I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and it is in process of extinction since June 30, 1996.

Plan Sanprev II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. This plan is closed to new entrants since March 10, 2010.

Plan Sanprev III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contribution freely chosen by participants from 2% of their salary. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. This plan is closed to new entrants since March 10, 2010.

II) Sanprev - Santander Associação de Previdência (Sanprev)

Closed-End Private Pension Entity (EFPC) that used to manage three benefit plans, 2 in the Defined Benefit modality and 1 in the modality of Variable Contribution, whose process of management transfer of these plans to Banesprev occurred in January 2017. According to Portaria 389 of PREVIC, of May 8, 2018, it was approved the closure of the authorization of operation of Sanprev.

III) Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. The plans are closed to new entrants since 1999 for Banco Bandepe’s employees and for others since 2011.

IV) Other Plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi):it´s a closed-end private pension entity with the purpose of constitution and implementation of social security pension plans, complementary to the social security contribution, in the form of actual legislation.

The Retirement Plan of SantanderPrevi is structured as Defined Contribution and closed to new members since July 2018 as approved by PREVIC, with contributions shared between sponsors and plan participants. The appropriate values by the sponsors in the third quarter period of 2019 was R$24,806 (2018 - R$20,349) in the Bank and R$26,666 (2018 - R$22,329) in the Consolidated and in the accumulated was R$93,172 (2018 - R$63,046) in the Bank and R$99,937 (2018 - R$69,528) in the Consolidated.

It has 10 cases of lifetime income with benefits arising from the previous plan.

SBPREV - Santander Brasil Open Pension Plan: as from January 2, 2018, Santander started to offer this new optional supplementary pension plan for new employees hired and for employees who are not enrolled in any other pension plan managed by the Closed Entities Complementary Pension Plan of the Group. This new program includes the PGBL- Free Benefit Generation Plan and VGBL-Free Benefit Generator Life managed by Icatu Seguros, the Open Entity of Complementary Pension Plan, which are open for new accessions, with similar characteristics to SantanderPrevi's plan. the instituting / stipulating companies and the participants in the plans.

The appropriated values by the sponsors in the first period of 2019 were R$1,946 (2018 – R$430) in the Bank and R$2,423 (2018 – R$465) in the Consolidated and in the accumulated was R$4,470 (2018 - R$696) in the Bank and R$5,422 (2018 - R$737) in the Consolidated.

Determination of Net Actuarial Assets (Liabilities)

			Bank
			09/30/2019
		Santander-
	Banesprev	previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(25,375,054)	(4,178)	(1,438,801)
Fair Value of Plan Assets	22,395,703	4,700	2,258,949
	(2,979,351)	522	820,148
Being:	-	-	-
Superavit	898,535	522	820,148
Deficit	(3,877,886)	-	-
Amount not Recognized as Assets	589,374	522	817,340
Net Actuarial Asset on June 30, 2019	309,161	-	2,808
Net Actuarial Liability on June 30, 2019	(3,877,886)	-	-
Revenues (Expenses) Recorded (Note 32)	4,572	-	51
Net Actuarial Asset on September 30, 2019 (Note 12)	313,733	-	2,859
Payments Made on the Actuarial Liabilities	6,211	-	(1)
Revenues (Expenses) Recorded on the Actuarial Liabilities (Note 32)	(75,363)	(3)	(141)
Net Actuarial Liability on September 30, 2019 (Note 22)	(3,947,038)	(3)	(142)
Other Equity Valuation Adjustments	(4,965,786)	511	1,999
Actual Return on Plan Assets	3,105,096	483	395,197

			Bank
			12/31/2018
		Santander-
	Banesprev	previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(22,132,844)	(4,248)	(1,433,319)
Fair Value of Plan Assets	20,147,508	4,455	1,927,672
	(1,985,336)	207	494,353
Being:
Superavit	642,636	207	494,353
Deficit	(2,627,972)	-	-
Amount not Recognized as Assets	421,575	207	492,112
Net Actuarial Asset (Note 12)	221,061	-	2,241
Net Actuarial Liability (Note 22)	(2,627,972)	-	-
Payments Made	485,091	-	197
Revenues (Expenses) Recorded on the Actuarial Liabilities (Note 32)	(245,609)	(15)	(457)
Other Equity Valuation Adjustments	(3,914,503)	504	1,406
Actual Return on Plan Assets	2,961,579	463	246,451

			Consolidated
			09/30/2019
		Santander-
	Banesprev	previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(25,886,133)	(4,178)	(1,438,801)
Fair Value of Plan Assets	23,141,470	4,700	2,258,949
	(2,744,663)	522	820,148
Being:
Superavit	1,176,952	522	820,148
Deficit	(3,921,615)	-	-
Amount not Recognized as Assets	801,250	522	817,340
Net Actuarial Asset on June 30, 2019	375,702	-	2,808
Net Actuarial Liability on June 30, 2019	(3,921,615)	-	-
Revenues (Expenses) Recorded (Note 32)	5,741	-	51
Net Actuarial Asset on September 30, 2019 (Note 12)	381,443	-	2,859
Payments Made on the Actuarial Liabilities	6,383	-	(1)
Revenues (Expenses) Recorded on the Actuarial Liabilities (Note 32)	(77,051)	(3)	(141)
Net Actuarial Liability on September 30, 2019 (Note 22)	(3,992,283)	(3)	(142)
Other Equity Valuation Adjustments	(4,994,425)	511	1,999
Actual Return on Plan Assets	3,234,405	483	395,197

			Consolidated
			12/31/2018
		Santander-
	Banesprev	previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(22,575,641)	(4,248)	(1,433,319)
Fair Value of Plan Assets	20,776,863	4,455	1,927,672
	(1,798,778)	207	494,353
Being:
Superavit	858,528	207	494,353
Deficit	(2,657,306)	-	-
Amount not Recognized as Assets	587,488	207	492,112
Net Actuarial Asset (Note 12)	271,040	-	2,241
Net Actuarial Liability (Note 22)	(2,657,306)	-	-
Payments Made	485,921	-	197
Revenues (Expenses) Recorded on the Actuarial Liabilities (Note 32)	(243,948)	(15)	(457)
Other Equity Valuation Adjustments	(3,886,966)	504	1,406
Actual Return on Plan Assets	2,998,607	463	246,451

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses of June 30, 2019, valid for September 30, 2019 and the opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses of December 31, 2018:

			Bank
			06/30/2019
		Santander-
	Banesprev	previ	Bandeprev
Experience Plan	(223,239)	20	(6,600)
Changes in Financial Assumptions	(2,934,524)	-	-
Gain (Loss) Actuarial - Obligation	(3,157,763)	20	(6,600)
Return on Investment, Return Unlike Implied Discount Rate	2,226,438	292	310,004
Gain (Loss) Actuarial - Asset	2,226,438	292	310,004
Change in Irrecoverable Surplus	(148,597)	(305)	(302,812)

			Bank
			12/31/2018
		Santander-
	Banesprev	previ	Bandeprev
Experience Plan	(768,039)	(107)	(34,121)
Changes in Financial Assumptions	(802,060)	(117)	(51,369)
Gain (Loss) Actuarial - Obligation	(1,570,099)	(224)	(85,490)
Return on Investment, Return Unlike Implied Discount Rate	1,282,101	59	79,462
Gain (Loss) Actuarial - Asset	1,282,101	59	79,462
Change in Irrecoverable Surplus	74,727	180	6,312

			Consolidated
			06/30/2019
		Santander-
	Banesprev	previ	Bandeprev
Experience Plan	(225,677)	20	(6,600)
Changes in Financial Assumptions	(2,993,914)	-	-
Gain (Loss) Actuarial - Obligation	(3,219,591)	20	(6,600)
Return on Investment, Return Unlike Implied Discount Rate	2,327,751	292	310,004
Gain (Loss) Actuarial - Asset	2,327,751	292	310,004
Change in Irrecoverable Surplus	(187,003)	(305)	(302,812)

			Consolidated
			12/31/2018
		Santander-
	Banesprev	previ	Bandeprev
Experience Plan	(769,489)	(107)	(34,121)
Changes in Financial Assumptions	(819,689)	(117)	(51,369)
Gain (Loss) Actuarial - Obligation	(1,589,178)	(224)	(85,490)
Return on Investment, Return Unlike Implied Discount Rate	1,264,568	59	79,462
Gain (Loss) Actuarial - Asset	1,264,568	59	79,462
Change in Irrecoverable Surplus	110,828	180	6,312

The table below shows the duration of the actuarial obligations of the plans sponsored by Banco Santander on December 31, 2018, applicable to September 30, 2019:

Plans	Duration (in Years)

Banesprev
Plan I	11.35
Plan II (1)	12.82
Plan III	9.39
Plan IV	14.00
Plan V (1)	9.54
Pré-75 (1)	10.41
Meridional DCA, DAB e CACIBAN	6,37/5,79/6,79
Sanprev	-
Plan I	6.47
Plan II	10.83
Plan III	9.66
Bandeprev	-
Plan Básico	9.57
Plan Especial I	6.70
Plan Especial II	6.52
SantanderPrevi	-
SantanderPrevi	7.30

(1) Except for Plans II, V and Pre-75, whose duration is 06/30/2019.

b) Health and Dental Care Plan

Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo:entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000, as defined in the entity's bylaws.

HolandaPrevi’s Retirees (current corporate name of SantanderPrevi): for the health care plan Retirement has lifetime nature and is a closed group. In his termination the employee should have completed 10 years of employment with Banco Real and 55 years of age. In this case it was offered the continuity of health care plan where the employee pays 70% and the Bank pays 30% of the monthly payment. This rule lasted until December, 2002 and after this period that the employee got terminated with the status Retired Holandaprevi, he pays 100% of the health plan monthly payment.

Former Employees of Banco Real (Retiree by Circulares): it grants entitlement to healthcare to former employee of Banco Real, with lifetime benefit it was granted in the same condition as the active employee, in this case, with the same coverage and plan design.

Eligible only for basic plans and premium apartment, if the beneficiary chooses for the apartment plan he pays the difference between the plans plus the co-participation in the basic plan. Not allowed new additions of dependents. It is subsidized in 90% of the plan.

Bandeprev’s Retirees: health care plan granted to Bandeprev’s retirees as a lifetime benefit, for which Banco Santander is responsible for subsidizing 50% of the benefits of employees retired until November 27, 1998. For whom retired after this date, the subsidy is 30%.

Officer with Lifetime Benefits (Lifetime Officers): lifetime health care benefit granted to a small closed group of former directors coming from Banco Sudameris, being 100% subsidized by the Bank.

Free Clinic: health care plan (free clinic) is offered for a lifetime to retirees who have contributed to the Foundation Sudameris for at least 25 years and has difference in default if the user chooses apartment. The plan is only offered in standard infirmary where the cost is 100% of the Foundation Sudameris.

Life Insurance for Banco Real Retirees (Life Insurance): granted for Retirees Circulars: indemnity in case of Natural Death, Disease Disability, Accidental Death. The subsidy is 45% of the value. It is a closed group.

Life Insurance Assistance Boxes (Life Insurance): included in the bulk of the life insurance in December 2018 the insurance of the retirees of the DCA, DAB and CACIBAN plans. This insurance was granted to retirees of the former Southern Bank, coverage was according to the choice of retiree at the time of joining the benefit. The Bank's allowance is 50% of the premium amount for the holder and some retirees have the spouse clause bearing 100% of the cost. It is a closed mass.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and fully pays their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. Banco Santander provisions related to this retired employees are calculated using actuarial calculations based in the present value of the current cost.

Determination of Net Actuarial Assets (Liabilities)

			Bank				Consolidated
			09/30/2019				12/31/2018
	Cabesp		Other Plans		Cabesp		Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(4,862,349)		(712,139)		(5,075,712)		(712,139)
Fair Value of Plan Assets	4,686,901		-		4,892,565		-
	(175,448)		(712,139)		(183,147)		(712,139)
Being:
Deficit	(175,448)		(712,139)		(183,147)		(712,139)
Net Actuarial Liability on June 30, 2019	(175,448)		(712,139)		(183,147)		(712,139)
Contributions effected on the Actuarial Liabilities	23,570	-	9,830	-	24,047	-	9,830
Revenues (Expenses) Recorded on the Actuarial Liabilities (Note 32)	(4,006)	(1)	(15,893)	-	(4,320)	(1)	(15,893)
Net Actuarial Liability on September 30, 2019 (Note 21)	(155,884)	-	(718,202)	-	(163,420)	-	(718,202)
Other Equity Valuation Adjustments	(1,066,284)		(182,358)		(1,045,676)		(182,358)
Actual Return on Plan Assets	819,799		-		855,584		-

			Bank				Consolidated
			12/31/2018				12/31/2018
	Cabesp		Other Plans		Cabesp		Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(3,916,073)		(700,347)		(4,088,724)		(700,347)
Fair Value of Plan Assets	3,981,705		-		4,157,250		-
	65,632		(700,347)		68,526		(700,347)
Being:
Superavit	65,632		-		68,526		-
Deficit	-		(700,347)		-		(700,347)
Amount not Recognized as Assets	(65,632)		-		(68,526)		-
Net Actuarial Liability (Note 21)	-		(700,347)		-		(700,347)
Contributions effected on the Actuarial Liabilities	70,977		35,655		72,548		35,655
Revenues (Expenses) Recorded on the Actuarial Liabilities (Note 32)	767,400		(66,297)		785,085		(66,297)
Other Equity Valuation Adjustments	(827,174)		(181,993)		(839,216)		(181,993)
Actual Return on Plan Assets	558,673		-		577,483		-

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses of June 30, 2019, valid for September 30, 2019 and the opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses of December 31, 2018:

				Bank
		09/30/2019		12/31/2018
	Cabesp	Other Plans	Cabesp	Others Plans
Experience Plan	(61,083)	(366)	(167,812)	91,588
Changes in Financial Assumptions	(863,421)	-	(304,427)	(59,742)
Gain (Loss) Actuarial - Obligation	(924,503)	(366)	(472,239)	31,846
Return on Investment, Return Unlike Implied Discount Rate	637,331	-	282,012	-
Gain (Loss) Actuarial - Assets	637,331	-	282,012	-
Change in Irrecoverable Surplus	68,671	-	(50,792)	-

				Consolidated
		09/30/2019		12/31/2018
	Cabesp	Other Plans	Cabesp	Others Plans
Experience Plan	(63,572)	(366)	(171,398)	91,588
Changes in Financial Assumptions	(900,333)	-	(317,208)	(59,742)
Gain (Loss) Actuarial - Obligation	(963,905)	(366)	(488,606)	31,846
Return on Investment, Return Unlike Implied Discount Rate	665,139	-	307,048	-
Gain (Loss) Actuarial - Obligation	665,139	-	307,048	-
Change in Irrecoverable Surplus	71,698	-	(52,604)	-

The table below shows the duration of the actuarial obligations of the plans sponsored by Banco Santander on December 31, 2018, applicable to September 30, 2019:

Duration (in Years)
Plans
Cabesp (2)	15.50
Bandepe	14.73
Free Clinic	11.04
Lifelong Directors	8.63
Circular (1)	11,72 e 10,68
Life Insurance	7.82

(1)  The duration 11,72 refers to the plan of Former Employees of Banco ABN Amro and 10,68 to the plan of Former Employees of Banco Real.

(2)  Exception Cabesp, the duration was updated to 30/06/2019.

c) Management of The Assets of the Plan

The main asset categories as percentage of total assets of the plan on December 31, 2018 and 2017, applicable to September 30, 2019 and 2018, were the following:

Bank/Consolidated
Equity Instruments	4.8%
Debt Instruments	94.6%
Real Estate	0.3%
Others	0.3%

d) Actuarial Assumptions Adopted

				Bank/Consolidated
		09/30/2019		12/31/2018
	Pension	Health	Pension	Health
Nominal Discount Rate for Actuarial Obligation	7,7% (1) e 9,1%	7,9% (2) e 9,3%	9.1%	9.3%
Rate Calculation of Interest Under Assets to the Next Year	7,7% (1) e 9,1%	7,9% (2) e 9,3%	9.1%	9.3%
Estimated Long-term Inflation Rate	4.0%	4.0%	4.0%	4.0%
Estimated Salary Increase Rate	5.0%	5.0%	5.0%	5.0%
Boards of Mortality	AT2000	AT2000	AT2000	AT2000

(1)  Banesprev II, V and Pré 75.

(2)  Cabesp.

e)  Sensitivity Analysis

The assumptions regarding rates related to the cost of medical care have a significant effect on the amounts recognized in the income statement. The change of one percentage point in health care cost rates would have the following effects:

		Sensibility
	(+) 1.0%	(-) 1.0%
Effect on Current Service Cost and Interest on the Actuarial Liabilities	69,961	(62,469)
Effect on the Present Value of Obligations	761,619	(680,061)

f) Share-Based Compensation

Banco Santander has long-terms compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, as well as other members selected by the Board of Directors, whose selection will take into account seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

f.1) Local and Global ILP Program

Below are the long-term compensation programs and their technical features.

Program	Plan	Liquidity Type	Vesting Period	Period of Exercise/Settlement
Local	Long-Term Incentive Plan - Private Ultra High (1)	Money	Apr/2017 to Dec/19	In March/2020 and March/2021
Global	Global Long-Term – ILP CRDIV - Granted 2015 (2) (3)	Santander Global Group Shares	2015 to 2016	In March/2019 and March/2020
Local	Long-Term Incentive Plan – Technology	Santander Brasil Bank Shares	Jul/2019 to Jun/2022	In July/2022
Local	Long-Term Incentive Plan – Pi Investments	Santander Brasil Bank Shares	Jan/2019 to Dec/2021	In March/2022 and March/2023
Local	Long-Term Incentive Plan – Ben'	Santander Brasil Bank Shares	Jan/2019 to Dec/2021	In March/2022 and March/2023

(1) It aims the growth and profitability of the Private business and the recognition of the Participant's contribution.

(2) Subject to the achievement of the Santander Group's RTA performance indicator, comparing the Group's performance in this indicator       with respect to the main global competitors.

(3) Plans do not cause dilution of the Bank's share capital, since they are paid in shares of Bank Santander Espana. The type of settlement of the global program, grant 2015 was changed in April 2019, from shares of the Santander Global group, to cash.

a) Fair Value and Plans Performance Parameters

i.Private Ultra High

Each participant has a target in Reais, if the indicators are reached, the target will be applied on the reference value, the first, paid in March 2020 and the second in March 2021.

Phase 1 (Reference Value)	Phase 2 (Calculation of Cash Incentive)
BAI (Earnings Before Private Segment income Tax) 2017	BAI 50%
MOL - 25% (Private Ultra High Segment Net Margin Indicator)
AUM - 25% (Private Ultra High Segment Assets Under Management Indicator)

ii. Long-Term Incentive Global Plan CRDIV - Grant 2015

The targets of shares agreed to each participant will be obtained through the application of the coefficients in two stages: initially for eligibility verification (2015-2016) and a second time to calculate the due number of shares (2016, 2017 e 2018).

Phase 1	Phase 2
RTA versus Competitors	RTA versus Competitors
ROTE (Return on Tangible Capital) of the Bank versus Budget	ROTE Bank versus Budget
Employee Satisfaction
Clients Satisfaction
Business Link vs. Budget

At the end of the indicator measurement period, in 2018, Phase 1 reached 91.5% and Phase 2 reached 73.09%, resulting in the final achievement of the 66.88% plan.

Each executive had a target in Reais, which was converted into shares of Grupo Santander (SAN) for a price of R$45.49, which will be delivered in 2019 (SAN). Due to the Group's capital increase (2017), the number of target shares increased by approximately 1.5%.

The payment corresponding to the SAN shares was made in cash in March/2019 to the participants of the "Extended Group" (without lock-up) and for the participants of the Collective Identification will be held in March/2020, after the lock-up of 1 year.

	Number of Shares			Date of Commencement of the Period	Date of Expiry of Period
		Granted Year	Employees
2nd Long -Term Incentive Global Plan CRDIV - Grant 2015	1,775,049	2016	Executives	Jan-15	Dec-18
Delivered shares - March/2019 (without Lockup) (1)	(138,815)	2016	Executives	Jan-15	Dec-18
Canceled shares (Grant 2015)	(580,320)	2016	Executives	Jan-15	Dec-18
Balance Plans on September 30, 2019	1,055,914

(1)  Payment corresponding to the resulting shares made in cash.

     iii.        Long-Term Incentive Plan – Technology

This is a retention plan for key positions where the participant must remain active during the term of the plan in order to be entitled to receive it.

Each executive had a target in Reais, which was converted to Santander Brasil shares (SANB11) at the price of R $ 44.66, which will be delivered in July/2022, with lockup of 1 year.

Payment is subject to the application of the Malus/Clawback clauses, which may reduce or cancel the shares to be delivered in the event of non-compliance with internal regulations and exposure to excessive risk.

				Data of Commencement of the Period
	Number of Shares	Granted Year			Data of Expiry of Period
			Employees
ILP Technology	123,158	2019	Executives	jul/2019	jun/2022
Delivered shares	-	2019	Executives	jul/2019	jun/2022
Canceled shares	-	2019	Executives	jul/2019	jun/2022
Balance Plans on September 30, 2019	123,158

     iv.        Long-Term Incentive Plan – Pi Investments

This is a retention plan for key positions where the participant must remain active until the payment date.

The agreed values of the ILP for each participant will be obtained based on determination of the achievement of indicators in two moments: 2020 and 2021.

Payment will be made in SANB11 shares, 50% in March / 2022 and 50% in March / 2023, with lockup of 1 year after each payment and subject to the application of the Malus / Clawback clauses, which may reduce or cancel the shares to be delivered in case of non-compliance with internal regulations and exposure to excessive risks.

Indicators 2020	Indicators 2021
Active Clients - Clients with average monthly balance	Active Clients - Clients with average monthly balance
Clients Base (AuM) - Distributed volume including balance account	Clients Base (AuM) - Distributed volume including balance account
Revenue 2020	Revenue 2021
BAI (Earnings before Tax indicator)

      v.        Long-Term Incentive Plan – Ben’

This is a retention plan for key positions where the participant must remain active until the payment date.

The agreed values of the ILP for each participant will be obtained based on determination of the achievement of indicators in two moments: 2020 and 2021.

Payment will be made in SANB11 shares, 50% in March / 2022 and 50% in March / 2023, with lockup of 1 year after each payment and subject to the application of the Malus / Clawback clauses, which may reduce or cancel the shares to be delivered in case of non-compliance with internal regulations and exposure to excessive risks.

Indicators
Number of Corporate Clients	Number of Personal Clients
Number of Accredited Establishments	Revenue
BAI (Earnings before Tax indicator)

This is a retention plan for key positions where the participant must remain active until the payment date.

b) Impact Results

The impacts on income are recorded in the Personnel Expenses line, as follows:

Phase 1	Phase 2
RTA versus Competitors	RTA versus Competitors
ROTE (Return on Tangible Capital) of the Bank versus Budget	ROTE Bank versus Budget
Employee Satisfaction
Clients Satisfaction
Business Link vs. Budget

f.2) Referenced Variable Remuneration in Shares

The long-term incentive plan (deferral) sets out the requirements for the payment of future deferred installments of variable compensation, taking into account long-term sustainable financial bases, including the possibility of applying reductions or cancellations due to risks assumed and fluctuations of the capital cost.

The variable Banco Santander compensation plan is divided into two programs: (i) Collective Identified and (ii) Collective Unidentified. The impacts on income are recorded in the Personnel Expenses line, as follows:

			Bank		Consolidated
Program	Participant	Liquidity Type	01/01 a 09/30/2019	01/01 a 09/30/2018	01/01 a 09/30/2019	01/01 a 09/30/2018
Collective Identified	Members of the Executive Committee, Statutory Officers and other executives who assume significant and responsible risks of control areas	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	(4,922)	10,572	(5,591)	10,097
Unidentified Collective	Management-level employees and employees who are benefited by the Deferral Plan	100% cash indexed to 100% of CDI	(9,391)	17,412	(10,023)	16,640

For the year of 2019, considering the leadership role and impact in the construction of the Bank that we want to be, the payment method of the variable compensation of the Unidentified Collective and certain employees was changed, to include shares in the deferred portion.
35.          Non-Current Assets Held for Sale

On May 14, 2019, Banco Santander and its wholly owned subsidiary Santander Holding Imobiliária S.A. (“SHI”) entered into a binding document with the partners of Summer Empreendimentos Ltda. (“Summer”) establishing the terms of the negotiation of purchase and sale of quotas representing the totality of Summer's capital stock. The acquisition was approved by BACEN on September 16, 2019 and concluded on September 20, 2019, so that SHI now holds 99.999% and Banco Santander 0.001% of the shares representing Summer's capital stock. The Bank intends to sell this interest in the short term. Accordingly, the asset was recognized at acquisition cost, recorded under this caption,   at the amount of R$42,245.

36.          Risk Management Structure

Banco Santander in Brazil follows the model based on a prudent risk management. It has specialized management structure for each risks listed below, as well as an area that carries out the Integrated Risk Management of the Group, disseminates Risk Pro Culture, manages risk self-assessment and controls Risk Appetite (RAS) - which is approved by the Board of Directors -, attending the requirements of the local regulator and the international good practices, aiming to protect capital and ensure business profitability.

The fundamental principles that rule the risk governance model are:

•   All employees are responsible for the management of risk;

•   Senior Management Engagement;

•   Independence of risk control and management functions;

•   Comprehensive approach to management and control of risks;

•   Risk management and control must be based on timely, accurate and sufficiently granular management information.

A.    Credit Risk

The credit risk management is based in monitoring of credit portfolio and new credit operation indicators. Considering the economic scenario, profitability and defaults projections are estimated under control of appetite for risk. These projections are the basis for a redefinition of credit policies, which affect both the credit evaluation for a specific customer as  customers with similar profile.

Another relevant aspect is the preventive management of credit, which is fundamental in maintaining the quality of Banco Santander's portfolio. The monitoring of the customer portfolio is a daily routine of the entire commercial area, with the support of the central areas.

To measure the quality of a client’s or facility’s credit, the Bank uses its own models score/rating, made by Metodology and independent Validation areas.

On credit restructuring and recovery the Bank uses specific collection teams, which may be:

• Internal teams specializing in with direct action against defaulting clients with delays exceeding 60 days and more significant amounts; and

• External partners specializing in collecting, notifying and filing high-risk clients.

Sale of non-performing loans portfolio is a recurrent part of the recovery strategy (only credit rights), but the Santander may maintain relationships and transactional means with assigned clients.

Besides, the bank constitutes provision in accordance with the current legislation of Bacen and National Monetary System (Note 8.e).

B.    Market Risk Management

The management of the market risk consists on developing, measuring and monitoring the use of limits previously approved in internal committees, relevant to the value at risk of the portfolios, the sensitivities arising from variation in market data (interest rates, indices, prices, exchange rates, etc.), liquidity gaps, among others, which might affect the positions of Banco Santander's portfolios in the various markets where it operates.

C.   Operational Risk, Cybersecurity Risk and Internal Controls

Santander's operational risk management model is based on the market best practices and its premise is to evaluate, monitor, control and implement improvements to reduce exposure to risks and losses, in line with the risk appetite approved by the Board of Directors and we adopted the definition of the Basel Committee and Brazilian Central Bank for operational risk. Our governance model is based on the three lines of defense and has people, structures, policies, methodologies and tools to assure support the proper operational risk management.

To address cyber security, comprehensive measures have been implemented to reduce the risk of threats that affect our technology platforms and our business. Banco Santander considered the best practices established in the ISO-27002 standard as the basis for the model. These measures include, but are not limited to, access and privilege management, separation of test and production environments, network security analysis, incident management, basic hardware and software configuration, activity log correlation, security prevention and remediation. malware and security analysis of thirdparty operations.

The Internal Controls Model is based on the methodology developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), covering the strategic, operational, financial disclosure and compliance components and allows compliance with the requirements of regulators BACEN, CVM, B3, SUSEP and SarbanesOxley - SOX (Security Exchange Commission).

D.    Compliance and Reputacional Risk Management

Compliance risk management has a proactive focus on this risk, policies, implementation of process, including monitoring, training, advisory, risk assessment and corporate communication of standards and regulations to be applied to each businesses area of the Banco Santander.

E.     Unit for the Prevention of Money Laundering and Financing of Terrorism

Area responsible for promoting the development of the prevention of money laundering and combating the financing of terrorism in the different business units, as well as responsible for the guidelines of the Bank's customer acceptance policy, establishes regulations, procedures and acculturation related to the subject monitors the risks inherent in the products and transactions carried out.

F.     Social and Environmental Risk

Banco Santander’s Social and Environmental Responsibility Policy (PRSA), which complies with National Monetary Council Resolution 4,327/2014 and the SARB 14 self-regulation issued by Febraban, establishes guidelines and consolidates specific policies for social-environmental practices used in business and stakeholder relations. These practices including social and environmental risk management, impacts and opportunities related themes, such as, adequacy in the concession or use of credit, supplier management and analysis of the social and environmental risk which is carried out through the analysis of the socio-environmental practices of wholesale and segment Empresas 3 retail clients, that have limits or credit risk greater than BRL5 million and are included in one of the 14 sectors of social and environmental attention. In other to mitigate operational, capital, credit and reputational risk. Since 2009 Santander is Equator Principles signatory, which standards are applied in order to mitigate social and environmental risks when financing big projects.

The commitments assumed in the PRSA are detailed in others Bank policies, such as, the Anti-Corruption Policy, Supplier Relationships and Homologation Policies and Social-Environmental Risk Policies, besides that the Private Social Investment Policy, which aims to guide the strategy of this topic and present guidelines for social programs that strengthen this strategy.

G.    Structure of Capital Management

Santander adopts a robust governance that supports all processes related to effective capital management in order to:

• Clearly define the functions of each team involved in the capital management;

• Ensure that the capital limits established in management, risk appetite and the Risk Identification Assessment (RIA) are fulfilled;

• Ensure that the actions related to the institution's strategy consider the impacts generated in the capital allocation;

• Ensure that the Senior Management actively participates in capital management and that it´s recurrently informed about the behavior of capital indicators.

Santander Brasil has a director responsible for capital management, appointed by the Board of Directors. Furthermore, there is an institutional policy of capital management, which serves as a guideline for calculation, management, control and reporting of the Capital, fulfilling all the defined requirements for a capital management structure established in the Resolution 4,557/2017.

For further information, see the "Risk and Capital Management Structure - Resolution nº. 4,557 / BACEN" in "Corporate Governance" and "Risk Management" at https://www.ri.santander.com.br/

37.          Corporate Restructuring

Several social movements were implemented in order to reorganize the operations and activities of entities according to the business plan of the Conglomerate Santander.

a) Acquisition of Summer Empreendimentos Ltda.

On May 14, 2019, Banco Santander and its wholly owned subsidiary Santander Holding Imobiliária S.A. (“SHI”) executed a binding agreement with the partners of Summer Empreendimentos Ltda (“Summer”). defining the negotiation terms for the purchase and sale of shares fully representing the capital of Summer. The acquisition was approved by BACEN on September 16, 2019 and closed on September 20, 2019, as a consequence SHI has become the holder of  99.999% and Banco Santander 0.001% of the shares representing the capital stock of Summer.

b) Put option of equity interest in Banco Olé Bonsucesso Consignado S.A.

On March 14, 2019, the minority shareholder of Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) formalized its interest to exercise the put option right provided in the Investment Agreement, executed on July 30, 2014, to sell its 40% equity interest in the capital stock of Olé Consignado to Aymoré CFI. The closing of the transaction is conditioned to implementation of the proceedings set forth in the Investment Agreement.

c) Acquisition of residual equity interest in Getnet S.A.

On December 19, 2018, Banco Santander and the Minority shareholders of Getnet S.A. executed an amendment to the Shares’ Sale and Purchase Agreement and Other Covenants of Getnet S.A., in which Banco Santander commits to acquire all of the Minority shareholders’ shares, corresponding to 11.5% of Getnet S.A. capital stock, per the amount of R$1,431,000. The acquisition was approved by Bacen on February 18, 2019 and closed on February 25, 2019, as a consequence Santander Brasil has become the holder of 100% of the shares representatives of the capital stock of Getnet S.A.

d) Formation of Esfera Fidelidade S.A.

On August 14, 2018, Esfera Fidelidade was incorporated, with equity fully owned by Banco Santander. Esfera Fidelidade act in the development and management of customer loyalty programs. On November 26, 2018, Esfera Fidelidade had its capital stock increased in the amount of R$10,000, amounting the full share capital of R$10,000, divided into 10,001,000 (ten million and one thousand) nominative common shares without par value, entirely held by Banco Santander. The company started its operation in November 2018.

e) Investment in Loop Gestão de Pátios S.A.

On June 26, 2018, Webmotors S.A., company with 70% interest indirectly owned by Banco Santander, signed an investment agreement with Allpark Empreendimentos, Participações e Serviços S.A. and Celta LA Participações S.A., in order to acquire an equity interest corresponding to 51% of the capital stock of Loop Gestão de Pátios S.A., through capital increase and issuance of new shares of Loop to be fully subscribed and paid-in by Webmotors. Loop operates in the segment of commercialization and physical and virtual auction of motor vehicles. On September 25, 2018, the transaction was completed with increase of the capital stock, in the amount of R$23,900, through issuance of shares representing 51% of equity interest in Loop, which were fully subscribed and paid-in by Webmotors.

f) Formation of BEN Benefícios e Serviços S.A.

On June 11, 2018, BEN Benefícios, with equity fully owned by Banco Santander, was incorporated, to act in the supply and administration of meal, food, transportation, cultural and similar vouchers, via printed or electronic and magnetic cards.

In the EGM held on August 1, 2018, BEN Benefícios had its capital increased in R$ 45,000, passing the capital stock to the amount of R$ 45,001, divided into 45,001,000 (forty-five million and one hundred thousand) registered common shares without par value, fully owned by Banco Santander.

In the EGM held on March 27, 2019, Santander Brasil approved the capital increase in the amount of R$44,999, totalizing R$90,000 of capital stock distributed into 90,000,000 (ninety million) common shares without par value, fully held by Santander Brasil.

BEN Benefícios started its activities in the first quarter of 2019.

g) Formation of Santander Auto S.A.

On December 20, 2017, Banco Santander and HDI Seguros S.A. (HDI Seguros), executed documents to form a partnership for the issuance, offering and sale of auto insurance, in a 100% digital way, through creation of a new insurance company - Santander Auto, to be held 50% by Sancap, a company controlled by Banco Santander, and 50% by HDI Seguros. On February 2, 2018 the partnership was approved by the Administrative Council of Economic Defense (Conselho Administrativo de Defesa Econômica – CADE), on April, 30, 2018, was approved by the Brazilian Central Bank and, on May, 15, 2018, SUSEP's prior approval was obtained. On October 9, 2018, through transformation of the corporate vehicle L.G.J.S.P.E. Investments and Participations S.A., Sancap and HDI Seguros formed Santander Auto S.A., with capital of R$15,000. On January 9, 2019, Susep granted to Santander Auto the authorization to operate insurance throughout national territory. At the EGM held on July 30, 2019, the shareholders of Santander Auto SA approved the capital increase in the amount of R$ 14,000,000, summing the total value of R$ 29,000,000 distributed into 28,801,262 common shares without par value, held in the proportion of 50% by Sancap and 50% by HDI Seguros. Santander Auto started its operations on August 2019.

h) Formation of Gestora de Inteligência de Crédito S.A.

On April 14, 2017, the definitive documents necessary for the creation of a new credit bureau, Gestora de Inteligência de Crédito, were signed by the stockholders, whose control will be shared among the stockholders who will hold 20% of the its share capital each. In the EGM held on October 5, 2017, the capital increase of Gestora de Crédito was approved in the total amount of R$285,205, so that the capital stock increased from R$65,823 to R$351,028. The Company will develop a database with the objective of aggregating, reconciling and processing registration and credit information of individuals and legal entities, in accordance with the applicable standards, providing a significant improvement in the processes of granting, pricing and directing credit lines. The Company began operations in 2019 on a partial basis (negative and positive), and the Bank estimates that it will be fully operational by the end of 2019.

i) Formation of Banco Hyundai Capital Brasil S.A.

On April 28, 2016, Aymoré CFI and Banco Santander executed with Hyundai Capital Services, Inc. (Hyundai Capital) the necessary documents for the formation of Banco Hyundai and an insurance brokerage company with the purpose to provide, respectively, auto finance and financial and insurance brokerage services to clients and dealers of Hyundai in Brazil.

i.i) Banco Hyundai Capital Brasil S.A

On April 11, 2018, the parties incorporated, with an equity interest of 50% held by Aymoré CFI and 50% held by Hyundai Capital, a non-operational entity named BHJV Assessoria e Consultoria em Gestão Empresarial Ltda. On May 8, 2018, Aymoré CFI and Hyundai Capital took resolution on the conversion of BHJV Assessoria into the non-operational joint-stock corporation named Banco Hyundai Capital Brasil S.A., as well as the capital stock increase in R$99,995, passing to the amount of R$100,000, divided into 100,000,000 (one hundred million) nominative common shares without par value. On December 13, 2018, the incorporation procedure of Banco Hyundai Capital Brasil S.A. was concluded.

In the EGM held on February 19, 2019, the shareholders of Banco Hyundai approved the capital increase in the amount of R$200,000, summing the total value of R$300,000 distributed into 300,000,000 (three hundred million) common shares without par value, held in the proportion of 50% by Aymoré CFI and 50% by Hyundai Capital.

On February 21, 2019, the authorization to operate  granted by Bacen for the functioning of Banco Hyundai was published in the Federal Official Gazette. Banco Hyundai began operations in April 2019.

i.ii) Hyundai Corretora de Seguros Ltda

On May 13, 2019, BACEN authorized Banco Santander to hold an indirect interest in a company to be incorporated under the name Hyundai Corretora de Seguros Ltda. (Hyundai Corretora). Hyundai Corretora was incorporated on July 22, 2019. In the First Amendment to the AOA held on August 15, 2019, the quotaholders of Hyundai Corretora decided to pay-in all of the two million (2,000,000) quotas representing the Company’s capital stock. On September 10, 2019 the company got the  registration of the company as insurance brokerage with SUSEP and estimates that it will be fully operational by the end of 2019.

j) Creation of PI Distribuidora de Títulos e Valores Mobiliários S.A.

On May 3, 2018, Santander Finance Arrendamento Mercantil S.A., an indirectly controlled subsidiary of Banco Santander, was converted into a distribution company of bonds and securities and had its corporate name changed to SI Distribuidora de Títulos e Valores Mobiliários S.A. The conversion process of approved by Bacen on November 21, 2018. On December 17, 2018, SI Distribuidora de Títulos e Valores Mobiliários S.A. had its corporate name changed to PI Distribuidora de Títulos e Valores Mobiliários S.A., being the corporate name change process approved by Bacen on January 22, 2019. The company started its operations on March 14, 2019.

38.          Subsequent Event

On the EGM of October 23, 2019, the Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. had the equity increased in R$257,000 having now a share capital of R$1,297,000, divided in 1,179,333,521 (one billion, one hundred seventy-nine millions, three hundred and thirty-three thousand, five hundred twenty-one) ordinary nominative shares, without nominal value fully owned by Santander Bank.

39.          Other Information

a) The co-obligations and risks on guarantees provided on behalf of clients, recorded in compensation accounts, amounted to R$39,439,858 (12/31/2018- R$40,396,524) in the Bank and R$39,527,459 (12/31/2018 - R$40,761,287) in the Consolidated.

b) The total amount of Santander Conglomerate investment funds and assets under management is R$2,004,952 (12/31/2018 - R$1,896,689) and the total amount of investment funds and assets managed is R$227,286,101 (12/31/2018 - R$200,366,262 recorded in compensation accounts.

c) The insurance contracted in effect on September 30, 2019, the global bank, fires, vehicles and other, have coverage amount of R$1,829,578 (12/31/2018 - R$1,316,447) in the Bank and R$1,821,864 (12/31/2018 - R$1,323,806) in the Consolidated and global bank, was hired insurance with coverage amount of R$392,189 (12/31/2018 - R$148,499) in the Bank and Consolidated, may be used alone or together, provided they do not exceed the contracted amount. In addition, on September 30, 2019 there are other current policies related to other assets in the amount of R$7,623,279.

d) On September 30, 2019 and December 31, 2018, there were no active related operations and obligations for active related operations.

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real – R$, unless otherwise stated.

e) Clearing and Settlement Agreements - CMN Resolution nº 3,263/2005 - Banco Santander has an agreement for the compensation and settlement of obligations under the National Financial System (SFN), signed with individuals and legal entities, whether or not members of the SFN, resulting in in greater guarantee of financial settlement, with the parties that have this modality of agreement. These agreements establish that the payment obligations to Banco Santander arising from credit and derivative operations, in the event of default by the counterparty, will be offset against Banco Santander's payment obligations to the counterparty.

f) Other Obligations - Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criteria and includes the right to opt for renewals and adjustment clauses, classified as operating lease. The total of the future minimum payments of non-cancellable operating leases is shown below:

	09/30/2019	12/31/2018
Up to 1 Year	673,287	670,553
Between1 to 5 Years	1,566,553	1,435,970
More than 5 Years	165,934	167,868
Total	2,405,774	2,274,391

Additionally, Banco Santander has contracts with no maturity date determined, totaling R$912 (12/31/2018 - R$674) corresponding to the monthly rent contracts with this feature. Payment of operating leases recognized as expenses in the third period of 2019, were at the valued of R$337,426 (2018 - R$173,105) and in the accumulated of the period the amount of R$525,637 (12/31/2018 - R$519,514).

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Market General Price Index (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, in accordance with contractual clauses and legislation.

Individual and Consolidated Financial Statements - September 30, 2019       97

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES EXECUTIVE’S REPORT OF FINANCIAL STATEMENTS

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executives' of Banco Santander (Brasil) S.A. (Banco Santander or Company) declare that they have discussed, reviewed and agreed to the Financial Statements under the BRGAAP criterion of Banco Santander, which includes the Independent Auditors' Report on the Financial Statements under the BRGAAP criterion of Banco Santander for the semester ended on September 30, 2019, and the documents that comprise them, being: Management Report, balance sheets, income statement, statement of changes in equity, statement of cash flows, statement of value added and explanatory notes, which were prepared in accordance with accounting practices adopted in Brazil, in accordance with Law No. 6,404, of December 15, 1976 (the Brazilian Corporation Law), the rules of the Central Bank of Brazil in accordance with the model of the National Financial System Institutions Accounting Plan (COSIF) and other applicable regulations and legislation. These Financial Statements and the accompanying documents were the subject of an unqualified report of the Independent Auditors and a recommendation for approval issued by the Company's Audit Committee.

Members of Banco Santander´s Executive Board on September 30, 2019:

Chief Executive Officer

Sérgio Agapito Lires Rial

Senior Vice-President Executive Officers

José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Antonio Pardo de Santayana Montes

Carlos Rey de Vicente

Jean Pierre Dupui

Juan Sebastian Moreno Blanco

Mário Roberto Opice Leão

PatríciaSoutoAudi

Vanessa de Souza Lobato Barbosa

Executive Officers

José Roberto Machado Filho

Officers without specific designation

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Ede Ilson Viani

Elita Vechin Pastorelo Ariaz

Franco Luigi Fasoli

Germanuela de Almeida de Abreu

Gilberto Duarte de Abreu Filho

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marino Alexandre Calheiros Aguiar

Rafael Bello Noya

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Sérgio Gonçalves

Thomas Gregor Ilg

Ulisses Gomes Guimarães

In order to comply with the provisions of article 25, paragraph 1, item V, of the Instruction of the Securities and Exchange Commission (CVM) 480, of December 7, 2009, the members of the Executive Board of Banco Santander (Brasil) S.A. or Company) declare that they have discussed, reviewed and agreed to the Financial Statements under the BRGAAP criterion of Banco Santander, which includes the Independent Auditors' Report on the Financial Statements under the BRGAAP criterion of Banco Santander for the semester ended on September 30, 2019, and the documents that comprise them, being: Management Report, balance sheets, income statement, statement of changes in equity, statement of cash flows, statement of value added and explanatory notes, which were prepared in accordance with accounting practices adopted in Brazil, in accordance with Law No. 6,404, of December 15, 1976 (the Brazilian Corporation Law), the rules of the Central Bank of Brazil in accordance with the model of the National Financial System Institutions Accounting Plan (COSIF) and other applicable regulations and legislation. These Financial Statements and the accompanying documents were the subject of an unqualified report of the Independent Auditors and a recommendation for approval issued by the Company's Audit Committee.

Members of Banco Santander´s Executive Board on September 30, 2019:

Chief Executive Officer

Sérgio Agapito Lires Rial

Senior Vice-President Executive Officers

José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Antonio Pardo de Santayana Montes

Carlos Rey de Vicente

Jean Pierre Dupui

Juan Sebastian Moreno Blanco

Mário Roberto Opice Leão

PatríciaSoutoAudi

Vanessa de Souza Lobato Barbosa

Executive Officers

José Roberto Machado Filho

Officers without specific designation

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Ede Ilson Viani

Elita Vechin Pastorelo Ariaz

Franco Luigi Fasoli

Germanuela de Almeida de Abreu

Gilberto Duarte de Abreu Filho

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marino Alexandre Calheiros Aguiar

Rafael Bello Noya

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Sérgio Gonçalves

Thomas Gregor Ilg

Ulisses Gomes Guimarães

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 29, 2019

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicente
Carlos Rey de Vicente Vice - President Executive Officer